11654137.1

EXECUTION VERSION

VAALCO ENERGY, INC. AND

VAALCO ENERGY CANADA ULC AND

TRANSGLOBE ENERGY CORPORATION

ARRANGEMENT AGREEMENT

Date: July 13, 2022

Page

Article 1 Interpretation1

1.1	Definitions1
1.2	Interpretation not Affected by Headings18
1.3	Number and Gender18
1.4	Date for any Action18
1.5	Currency18
1.6	Accounting Matters18
1.7	Knowledge19
1.8	Statutes19
1.9	Disclosure Letters19
1.10	Schedules19
1.11	Subsidiaries20

Article 2 The Arrangement20

2.1	Arrangement20
2.2	VAALCO Approval20
2.3	TransGlobe Approval20
2.4	Interim Order21
2.5	TransGlobe Meeting22
2.6	VAALCO Meeting24
2.7	TransGlobe Circular25
2.8	VAALCO Proxy Statement27
2.9	VAALCO Prospectus29
2.10	Final Order30
2.11	Court Proceedings30
2.12	U.S. Securities Law Matters31
2.13	Arrangement and Effective Date33
2.14	Payment of Consideration33
2.15	Announcement and Communications33
2.16	Withholding Taxes35
2.17	Adjustment of Consideration35
2.18	Governance and Transitional Matters36

Article 3 Representations and Warranties of TransGlobe36

3.1	Representations and Warranties36
3.2	Disclaimer37
3.3	Survival of Representations and Warranties37

Article 4 Representations and Warranties of VAALCO and AcquireCo37

4.1	Representations and Warranties37
4.2	Disclaimer37
4.3	Survival of Representations and Warranties37

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Article 5 Covenants38

5.1	Covenants of TransGlobe Regarding the Conduct of Business38
5.2	Covenants of VAALCO Regarding the Conduct of Business43
5.3	Covenants Relating to the Consideration Shares45
5.4	Covenants of VAALCO Regarding Blue-Sky Laws46
5.5	Mutual Covenants of the Parties Regarding Takeover Laws46
5.6	Mutual Covenants of the Parties Relating to the Arrangement46
5.7	Treatment of TransGlobe Awards47
5.8	Certain TransGlobe Covenants Regarding Non-Solicitation47
5.9	Certain VAALCO Covenants Regarding Non-Solicitation54
5.10	Access to Information; Confidentiality60
5.11	Insurance and Indemnification61
5.12	Pre-Acquisition Reorganization62
5.13	Financing Cooperation64
5.14	VAALCO Guarantee65

Article 6 Conditions65

6.1	Mutual Conditions Precedent65
6.2	Conditions Precedent to the Obligations of VAALCO and AcquireCo66
6.3	Conditions Precedent to the Obligations of TransGlobe67
6.4	Satisfaction of Conditions68
6.5	Notice of Breach68
6.6	Frustration of Conditions69

Article 7 Term, Termination, Amendment and Waiver69

7.1	Term69
7.2	Termination69
7.3	Termination Fees71
7.4	Expenses74
7.5	Amendment75
7.6	Waiver75

Article 8 General Provisions75

8.1	Notices75
8.2	Governing Law77
8.3	Injunctive Relief77
8.4	Time of Essence77
8.5	Entire Agreement, Binding Effect and Assignment77
8.6	No Liability78
8.7	Severability78
8.8	Waiver of Jury Trial78
8.9	Third Party Beneficiaries78
8.10	Counterparts, Execution79

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(continued)

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SCHEDULE A FORM OF PLAN OF ARRANGEMENT SCHEDULE B FORM OF ARRANGEMENT RESOLUTION

SCHEDULE C FORM OF VAALCO ENERGY, INC. RESOLUTIONS SCHEDULE 3.1 REPRESENTATIONS AND WARRANTIES OF TRANSGLOBE

SCHEDULE 4.1 REPRESENTATIONS AND WARRANTIES OF VAALCO AND ACQUIRECO

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ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of July 13, 2022

BETWEEN:

VAALCO ENERGY, INC., a corporation existing under the laws of the State of Delaware (“VAALCO”)

-	and -

VAALCO ENERGY CANADA ULC, an unlimited liability company existing under the laws of the Province of Alberta (“AcquireCo”)

-	and -

TRANSGLOBE ENERGY CORPORATION, a corporation existing under the laws of the Province of Alberta (“TransGlobe”)

RECITALS:

A.

The board of directors of each of VAALCO, AcquireCo and TransGlobe has determined that it would be in the best interests of VAALCO, AcquireCo and TransGlobe, respectively, to enter into this Agreement and combine the businesses conducted by VAALCO and TransGlobe; and

B.	The Parties intend to carry out the transactions contemplated by this Agreement by way of a plan of arrangement under the provisions of the Business Corporations Act (Alberta).

THEREFORE, the Parties agree as follows:

ARTICLE 1 INTERPRETATION

1.1	Definitions

Whenever used in this Agreement, the following words and terms have the meanings set out below: “ABCA” means the Business Corporations Act (Alberta);

“AcquireCo Board” means the board of directors of AcquireCo as the same is constituted from time to time;

“Admission” means the admission of the Enlarged Share Capital to the Official List, by way of a Standard Listing and to trading on the Main Market, becoming effective;

“affiliate” has the meaning given to it in the ABCA;

“Agreement” means this arrangement agreement, including all schedules annexed hereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“AIM” means AIM, a market operated by the LSE;

“AIM Rules” means the Aim Rules for Companies as published by AIM;

“Arrangement” means the arrangement of TransGlobe under Section 193 of the ABCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Interim Order or Final Order with the consent of VAALCO and TransGlobe, each acting reasonably;

“Arrangement Resolution” means the special resolution of TransGlobe Shareholders approving the Arrangement which is to be considered at the TransGlobe Meeting substantially in the form of Schedule B hereto, including any amendments or variations thereto made in accordance with this Agreement or at the direction of the Court in the Interim Order, with the consent of VAALCO and TransGlobe, each acting reasonably;

“Articles of Arrangement” means the articles of arrangement of TransGlobe in respect of the Arrangement required under section 193(4.1) of the ABCA to be filed with the Registrar after the Final Order is made to give effect to the Arrangement;

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, notice, variance, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, directive, decision, decree, by-law, rule or regulation, of, from or required by any Governmental Entity having jurisdiction over the Person;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in London, the United Kingdom, the Province of Alberta, the State of New York or the State of Texas;

“Canadian Securities Authorities” means the securities commission or other securities regulatory authority in each province of Canada;

“Canadian Securities Laws” means the Securities Act, together with all other applicable securities Laws, rules and regulations and published policies thereunder or under the applicable securities Laws of any other province of Canada;

“Certificate of Arrangement” means the certificate or other confirmation of filing giving effect to the Arrangement issued by the Registrar pursuant to Section 193(11) of the ABCA in respect of the Articles of Arrangement;

“Code” means the U.S. Internal Revenue Code of 1986;

“Competition Act” means the Competition Act (Canada) and the regulations promulgated thereunder;

“Confidentiality Agreement” means the confidentiality agreement between VAALCO and TransGlobe dated May 16, 2022;

“Consideration” means, for each TransGlobe Share outstanding at the Effective Time, a fraction of a VAALCO Share equal to the Exchange Ratio;

“Consideration Shares” means the VAALCO Shares to be issued as Consideration pursuant to the Arrangement;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or to which any of their respective properties or assets is subject;

“Court” means the Court of Queen’s Bench of Alberta;

“COVID-19” means the coronavirus disease 2019 (known as COVID-19), caused by the severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) and/or any other evolutions, mutations or variances thereof;

“COVID-19 Measures” means, in relation to a Party, any quarantine, “shelter in place”, “stay at home”, workforce reduction, social or physical distancing, shut down, closure, sequester or any other applicable Law or guidelines or recommendations issued by a Governmental Entity in connection with COVID-19;

“COVID-19 Response” means, in relation to a Party, any commercially reasonable action, adopted or taken in accordance with a written policy or protocol of such Party existing as of the date of this Agreement and disclosed to the other Party with the objective of (i) mitigating the adverse effects of COVID-19 or applicable COVID-19 Measures, (ii) ensuring compliance with applicable COVID-19 Measures and/or (iii) in respect of COVID-19, protecting the health and safety of employees or other Persons with whom the personnel of such Party come into contact with during the course of business operations;

“Depositary” means any Person that TransGlobe may appoint to act as depositary for the TransGlobe Shares in relation to the Arrangement, with the approval of VAALCO, acting reasonably;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“Effective Date” means the date upon which the Arrangement becomes effective, as set out in Section 2.13, which will be the date shown in the Certificate of Arrangement;

“Effective Time” means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement;

“Enlarged Share Capital” means the issued share capital of VAALCO, following the issue of the Consideration Shares;

“Environment” means the environment or natural environment as defined in any Environmental Laws and includes ambient air, surface water, ground water, land surface, soil and subsurface strata;

“Environmental Laws” means all applicable Laws relating to pollution or the protection or quality of the Environment or to the Release of Hazardous Substances to the Environment and all Authorizations issued pursuant to such Laws;

“EUWA” means European Union (Withdrawal) Act 2018;

“Exchange Ratio” means, for each TransGlobe Share, 0.6727 of a VAALCO Share, subject to adjustment pursuant to Section 2.17;

“FCA” means the U.K. Financial Conduct Authority;

“Final Order” means the final order of the Court pursuant to Section 193(4) of the ABCA, in form and substance acceptable to VAALCO and TransGlobe, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of VAALCO and TransGlobe, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such affirmation, amendment, modification, supplement or variation is acceptable to VAALCO and TransGlobe, each acting reasonably);

“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, ministry, bureau or agency, domestic or foreign;

(b)any stock exchange, including the TSX, NYSE, LSE and NASDAQ; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust/competition, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

“Hazardous Substances” means any material or substance that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, explosive, corrosive, flammable, leachable, oxidizing, or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and including petroleum and all derivatives thereof or synthetic substitutes therefor (including polychlorinated biphenyls);

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended;

“IFRS” means generally accepted accounting principles in Canada from time to time including, for the avoidance of doubt, the standards prescribed in Part I of the CPA Canada Handbook - Accounting (International Financial Reporting Standards) as the same may be amended, supplemented or replaced from time to time;

“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

“Interim Order” means the interim order made after the application to the Court pursuant to subsection 193(4) of the ABCA after being informed of the intention to rely upon the exemption from the registration requirements of the U.S. Securities Act under Section 3(a)(10) thereof with respect to the VAALCO Shares issued pursuant to the Arrangement, in form and substance acceptable to VAALCO and TransGlobe, each acting reasonably, providing for, among other things, the calling and holding of the TransGlobe Meeting, as the same may be amended, affirmed, modified, supplemented or varied by the Court with the consent of VAALCO and TransGlobe, each acting reasonably;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other legally binding requirements, whether domestic or foreign, and the terms and conditions of any Authorization of or from any Governmental Entity, and, for greater certainty, includes Environmental Laws, Canadian Securities Laws, applicable U.K. Laws (including U.K. Securities Laws) and U.S. Securities Laws and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Persons or its business, undertaking, assets, property or securities and emanate from a Person or Persons having jurisdiction over the Person or Persons or its or their business, undertaking, assets, property or securities;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, statutory or deemed trusts, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“LSE” means London Stock Exchange plc;

“Main Market” means the LSE’s main market for listed securities;

“MAR” means the U.K. version of Regulation (EU) 596/2017/4, which is part of the laws of England and Wales by virtue of the EUWA and certain other enacting measures;

“Material Adverse Effect” means, in relation to a Party, any event, change, occurrence, effect or state of facts that, individually or in the aggregate with other events, changes, occurrences, effects or states of facts is, or would reasonably be expected to be, material and adverse to the business, results of operations or financial condition of such Party and its Subsidiaries taken as a whole; provided that no event, change, occurrence, effect or state of facts shall be deemed to constitute, nor shall any of the foregoing be taken into account in determining whether there has been a Material Adverse Effect, to the extent that such event, change, occurrence, effect or state of facts results from or arises out of:

(a)	any change or development generally affecting the oil and gas industry generally or the oil and gas industry in Canada, the United Kingdom, the United States, Egypt, Gabon or Equatorial Guinea;

(b)

any change or development in political conditions in Canada, the United Kingdom, the United States, Egypt, Gabon, Equatorial Guinea, other states or countries in which such Party has material operations or globally (including any act of terrorism or sabotage or any outbreak of hostilities or war or any escalation or worsening thereof) or any natural disaster;

(c)

any change in general economic, business or regulatory conditions or in financial, credit, currency or securities markets in Canada, the United Kingdom, the United States, Egypt, Gabon, Equatorial Guinea, other states or countries in which such Party has material operations or globally;

(d)	any change (on a current or forward basis) in the price of crude oil, natural gas or related hydrocarbons;

(e)

any adoption, proposed implementation or change in applicable Law or any interpretation or application (or non-application) thereof by any Governmental Entity, or that result from any action taken for the purpose of complying with any of the foregoing;

(f)

any change in IFRS or U.S.  GAAP, as  applicable, or changes in  applicable regulatory accounting requirements applicable to the industries in which it conducts business, or that result from any action taken for the purpose of complying with any of the foregoing;

(g)	any pandemic or outbreak of illness (including COVID-19) or other health crisis or public health event, or the worsening of any of the foregoing or the implementation of any COVID-19 Measures;

(h)	the execution, announcement or performance of this Agreement or the consummation of the transactions contemplated herein (provided that this clause

(h) shall not apply to any representation or warranty in this Agreement to the extent the purpose of such representation or warranty is to expressly address the consequences resulting from the execution and delivery of this Agreement or the consummation of the transactions contemplated herein);

(i)	any actions taken which VAALCO or TransGlobe, as applicable, has requested in writing that the other Party undertakes;

(j)

any failure by a Party to meet any analysts’ estimates or expectations of such Person’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Party or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood, without limiting the applicability of paragraphs (a) through (l), that the facts or occurrences giving rise to or contributing to such failures may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect);

(k)

any Proceedings made or brought by any of the current or former stockholders of such Party (on their own behalf or on behalf of such Party) against VAALCO, AcquireCo, TransGlobe or any of their directors or officers, arising out of this Agreement or the transactions contemplated hereby; or

(l)

any change in the market price or trading volume of any securities of such Party (it being understood, without limiting the applicability of paragraphs (a) through (k), that the causes underlying such changes in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred), or any suspension of trading in securities generally or on any securities exchange on which any securities of such Party trade;

except, however to the extent such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (a), (b), (c), (d), (e), (f) or (g) disproportionately adversely affect such Party and its Subsidiaries, taken as a whole, as compared to other companies operating in the industry in which such Party operates;

“material fact” and “material change” have the meanings given to them in the Securities Act; “misrepresentation” has the meaning given to it in the Securities Act;

“NASDAQ” means the NASDAQ Stock Exchange;

“NI 45-106” means National Instrument 45-106 – Prospectus Exemptions;

“NI 51-101” means National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities;

“NYSE” means the New York Stock Exchange; “Official List” means the Official List of the FCA;

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, or decrees of any Governmental Entity (in each case, whether temporary, preliminary or permanent);

“ordinary course of business”, or any similar reference, means, with respect to an action taken by a Person, that such action is consistent with the past practices of such Person, is commercially reasonable in the circumstances in which it is taken, is taken in the ordinary course of the normal day-to-day business and operations of such Person or is a COVID-19 Response;

“Outside Date” means October 19, 2022, or such later date as may be agreed to in writing by the Parties; provided that, if the Final Order has not been obtained, any Party may, no later than 5:00

p.m. (London time) on the date that is not less than five calendar days immediately prior to the then Outside Date, elect to extend the Outside Date by delivering a written notice to the other Parties stating that if the Final Order has not been received by the then Outside Date, then the Outside Date shall be extended by a period of 15 Business Days; provided further that in aggregate such extensions shall not extend the Outside Date beyond January 31, 2023;

“Parties” means TransGlobe, VAALCO and AcquireCo, and “Party” means any one of them, as the context requires, and “other Party” shall mean TransGlobe, on the one hand, and VAALCO and/or AcquireCo, on the other hand, as the context requires;

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Petroleum Rights Agreement” means any or all of the production sharing contracts, licences, concessions, permits, leases, sales or similar contracts for the purpose of or relating to the exploration, production, transportation, marketing or sale of hydrocarbons to which a Governmental Entity is a party or which is granted by a Governmental Entity to, with or in favour of: (a) a TransGlobe Subsidiary, or (b) a VAALCO Subsidiary;

“Petroleum Substances” means crude oil, bitumen, natural gas, natural gas liquids and other related hydrocarbons and all other substances related to any of the foregoing, whether liquid, solid or gaseous, and whether hydrocarbons or not, including sulphur and coalbed methane;

“Plan of Arrangement” means the plan of arrangement of TransGlobe, substantially in the form of Schedule A hereto, and any amendments or variations thereto made in accordance with this Agreement and the Plan of Arrangement or upon the direction of the Court in the Final Order;

“Pre-Acquisition Reorganization” has the meaning given to it in Section 5.12(a);

“Proceeding” means any suit, claim, action, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or investigation commenced, brought, conducted or heard by or before, any court or other Governmental Entity;

“Prospectus Rules” means the U.K. version of Regulation (EU) 2017/1129, which is part of the laws of England and Wales by virtue of the EUWA and certain other enacting measures;

“Registrar” means the Registrar of Corporations for the Province of Alberta or the Deputy Registrar of Corporations appointed under section 263 of the ABCA;

“Release” means any spill, leak, pumping, addition, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance into the Environment;

“Representatives” means, with respect to any Person, such Person’s officers, directors, employees and other representatives acting on its behalf, including any financial advisors, attorneys and accountants;

“SEC” means the United States Securities and Exchange Commission;

“SEC Clearance” the earliest of (a) confirmation from the SEC that the VAALCO Proxy Statement is not to be reviewed by the SEC, (b) if VAALCO has not otherwise been informed by the SEC that the SEC intends to review the VAALCO Proxy Statement, on the eleventh (11th) calendar day immediately following the date of filing of the VAALCO Proxy Statement with the

SEC and (c) if VAALCO receives comments from the SEC with respect to the VAALCO Proxy Statement, upon confirmation from the SEC that it has no further comments on the VAALCO Proxy Statement;

“Securities Act” means the Securities Act (Alberta) and the rules, regulations and published policies made thereunder;

“Senior Employee” means each of the employees of TransGlobe and its Subsidiaries holding a position of set forth in Section 1.1 of the TransGlobe Disclosure Letter;

“Standard Listing” means a listing on the standard segment of the Main Market in accordance with Chapter 14 of the Listing Rules;

“Statutory Plans” means statutory benefit plans which a Party and any of its Subsidiaries are required to participate in or comply with, including any benefit plan administered by any federal or provincial government and any benefit plans administered pursuant to applicable health, Tax, workplace safety insurance, and employment insurance legislation;

“Subsidiary” has the meaning given to it in NI 45-106, in force as of the date of this Agreement, and shall include any TransGlobe JV Entity, in the case of TransGlobe, and any VAALCO JV Entity, in the case of VAALCO;

“Takeover Laws” means  any “moratorium,” “control  share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” “takeover,” “interested shareholder,” or “business combination” statute or regulation or other similar anti-takeover Laws;

“Tax” or “Taxes” means any taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever imposed by any Governmental Entity and any amounts owing or refunds owing under section 125.7 of the Tax Act, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including, but not limited to, those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and federal, state, provincial and other pension plan premiums or contributions imposed by any Governmental Entity, and any transferee or secondary liability in respect of any of the foregoing;

“Tax Act” means the Income Tax Act (Canada);

“Tax Returns” means returns, reports, declarations, elections, designations, notices, filings, forms, statements, applications (including any documents filed under section 125.7 of the Tax Act) and other documents (whether in tangible, electronic or other form) including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, in each case made, prepared, filed or required by a Governmental Entity to be made, prepared or filed by Law in respect of Taxes;

“Termination Fee” means either the TransGlobe Termination Fee or the VAALCO Termination Fee, as the context requires;

“Third Party Beneficiary” has the meaning given to it in Section 8.9;

“TransGlobe Acquisition Proposal” means, other than the transactions contemplated by this Agreement and as disclosed in Section 1.1 of the TransGlobe Disclosure Letter and other than any transaction involving only TransGlobe and/or one or more of its wholly-owned Subsidiaries, any offer, proposal, expression of interest or inquiry from, or public announcement of intention by, any Person or group (as such term is used in Section 13(d)(3) of the U.S. Exchange Act) of Persons (other than VAALCO or any affiliate of VAALCO), whether or not in writing and whether or not delivered to TransGlobe Shareholders, relating to: (a) any acquisition or purchase (or any lease, royalty, agreement, joint venture, long-term supply agreement or other arrangement having the same economic effect as an acquisition or purchase), direct or indirect, through one or more transactions, of (i) the assets of TransGlobe and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of TransGlobe and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of TransGlobe and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of TransGlobe), or (ii) 20% or more of any voting or equity securities of TransGlobe or 20% or more of any voting or equity securities of any one or more of any of TransGlobe’s Subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of TransGlobe and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of TransGlobe); (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group (as such term is used in Section 13(d)(3) of the U.S. Exchange Act) of Persons beneficially owning 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of TransGlobe; (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction or series of transactions involving TransGlobe or any of its Subsidiaries that, if consummated, individually or in the aggregate, would result in such Person or group of Persons beneficially owning 20% or more of the consolidated assets of TransGlobe and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of TransGlobe and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of TransGlobe); (d) any transaction that would which would comprise a “substantial transaction” for the purposes of rule 12 of the AIM Rules for Companies (provided that for the purposes of determining whether a particular  transaction is “substantial”, only the consideration test in Schedule 3 of the AIM Rules for Companies shall be used); or (e) any other transaction, the consummation of which would materially impede, interfere with or delay, or prevent, the transactions contemplated by this Agreement or the Arrangement or which would reasonably be expected to materially reduce the benefits to VAALCO or AcquireCo of the Arrangement;

“TransGlobe Awards” means TransGlobe Options, TransGlobe DSUs, TransGlobe PSUs and TransGlobe RSUs;

“TransGlobe Benefit Plans” means all health, welfare, supplemental unemployment benefit, bonus, profit sharing, option, insurance, incentive, incentive compensation, deferred compensation, share purchase, share compensation, disability, pension or retirement income or savings plans or other employee compensation arrangement or agreement or benefit plans, trust, funds, policies, programs, arrangements, agreements,  practices, or other Contracts,  whether written or oral, which are maintained by or binding upon TransGlobe or any of its Subsidiaries for which TransGlobe or its Subsidiaries could have any liability or contingent liability, or pursuant to which payments are made, or benefits are provided to, or an entitlement to payments or benefits may arise with respect to any of its employees or former employees, directors or officers, individuals working on contract with TransGlobe or other individuals providing services to TransGlobe of a kind normally provided by employees (or any spouses, dependents, survivors or beneficiaries of any such persons), excluding Statutory Plans;

“TransGlobe Board” means the board of directors of TransGlobe as the same is constituted from time to time;

“TransGlobe Board Recommendation” has the meaning given to it in Section 2.7(c); “TransGlobe Change in Recommendation” has the meaning given to it in Section 5.8(a)(iv);

“TransGlobe Circular” means the notice of the TransGlobe Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to TransGlobe Shareholders in connection with the TransGlobe Meeting, as amended, supplemented or otherwise modified from time to time;

“TransGlobe Data Room” means the material contained in the virtual data room established by TransGlobe in connection with the Arrangement as at 11:59 p.m. (London time) on July 12, 2022, the index of documents of which is appended to the TransGlobe Disclosure Letter;

“TransGlobe Disclosure Letter” means the disclosure letter dated the date of this Agreement executed and delivered by TransGlobe to VAALCO in connection with the execution of this Agreement;

“TransGlobe DSU Plan” means the TransGlobe deferred share unit plan dated May 20, 2014; “TransGlobe DSUs” means deferred share units issued under the TransGlobe DSU Plan;

“TransGlobe Equity Award Holders” means the holders of TransGlobe Options, TransGlobe DSUs, TransGlobe PSUs and TransGlobe RSUs;

“TransGlobe Equity Incentive Plans” means, collectively, the TransGlobe Option Plan, the TransGlobe DSU Plan, the TransGlobe PSU Plan and the TransGlobe RSU Plan;

“TransGlobe Fairness Opinion” has the meaning given to it in 2.3(b);

“TransGlobe Intervening Event” means any fact, event, change, occurrence, effect or state of facts, that is material to TransGlobe and its Subsidiaries, taken as a whole, that is not actually known or reasonably foreseeable by the TransGlobe Board as of the date of this Agreement (or if known  or reasonably foreseeable, the material consequences of  which were  not known or reasonably foreseeable by the TransGlobe Board as of the date of this Agreement) and does not relate to (a) a TransGlobe Acquisition Proposal or any inquiry that constitutes, or would reasonably be expected to lead to, a TransGlobe Acquisition Proposal; (b) changes in the market price or trading volume of TransGlobe Shares in and of themselves; or (c) the fact, in and of itself, that TransGlobe meets, exceeds, or fails to meet in any quantifiable respect, any internal or analyst’s projections, guidance, expectations, forecasts or estimates for any period or that TransGlobe’s credit rating has changed;

“TransGlobe Intervening Event Response Period” has the meaning ascribed thereto in Section 5.9(j)(iv);

“TransGlobe JV Entities” has the meaning given to it in Schedule 3.1;

“TransGlobe Locked-Up Shareholders” means the directors and executive leadership team of TransGlobe;

“TransGlobe Material Adverse Effect” means a Material Adverse Effect in relation to TransGlobe;

“TransGlobe Material Contract” means in respect of TransGlobe or any of its Subsidiaries, any Contract: (a) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a TransGlobe Material Adverse Effect; (b) under which TransGlobe or any of its Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $5,000,000 in the aggregate;

(c)that is a lease, sublease, license or right of way or occupancy agreement for real property which is material to the business or to an operation of TransGlobe and its Subsidiaries, taken as a whole;

(d)that is a Petroleum Rights Agreement; (e) that provides for the establishment of, investment in or formation of any partnership or joint venture with an arm’s length Person in which the interest of TransGlobe and/or its Subsidiaries has a fair market value which exceeds $5,000,000; (f) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $5,000,000; (g) under which TransGlobe or any of its Subsidiaries is obligated to make or expects to receive payments in excess of $2,500,000 over the remaining term of the Contract; (h) that limits or restricts TransGlobe or any of its Subsidiaries from engaging in any line of business or in any geographic area in any material respect, except for any such Contract entered into in the normal course of business; (i) that is a collective bargaining agreement, a labour union contract or any other memorandum of understanding or other agreement with a union; (j) that restricts TransGlobe from paying dividends or other distributions to its shareholders; (k) that is a contractual royalty, production payment, net profits, earn-out, farm-out agreement, marketing agreement or similar agreement; (l) that relates to an acquisition or divestiture for value in excess of $5,000,000; (m) that purports to bind TransGlobe’s affiliates other than Subsidiaries of TransGlobe; or (n) that is a material agreement with a Governmental Entity, or an agreement with any first nation, native, indigenous or aboriginal group, or other organizations with authority to represent such groups;

“TransGlobe Meeting” means the special meeting of TransGlobe Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“TransGlobe Option Plan” means the TransGlobe Stock Option Plan amended May 10, 2016;

“TransGlobe Options” means options to purchase TransGlobe Shares granted under the TransGlobe Option Plan;

“TransGlobe PSU Plan” means the TransGlobe performance share unit plan dated May 16, 2014, and last amended March 8, 2017;

“TransGlobe PSUs” means performance share units issued under the TransGlobe PSU Plan;

“TransGlobe Public Documents” means all forms, reports, schedules, statements, certifications and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) filed or furnished by TransGlobe pursuant to the Canadian Securities Laws, applicable U.K. Laws, the U.S. Securities Act and the U.S. Exchange Act since January 1, 2021 and on or before July 12, 2022 which are publicly available;

“TransGlobe Response Period” has the meaning given to it in Section 5.9(f)(v);

“TransGlobe RSU Plan” means the TransGlobe restricted share unit plan dated May 16, 2014, and last amended May 10, 2016;

“TransGlobe RSUs” means restricted share units issued under the TransGlobe RSU Plan;

“TransGlobe Shareholder Approval” means the approval of the Arrangement Resolution by TransGlobe Shareholders at the TransGlobe Meeting in accordance with Section 2.4(c);

“TransGlobe Shareholders” means the holders of TransGlobe Shares;

“TransGlobe Shares” means the common shares in the authorized share capital of TransGlobe;

“TransGlobe Superior Proposal” means an unsolicited bona fide written TransGlobe Acquisition Proposal from a Person or Persons who is or are, as at the date of this Agreement, a party that deals at arm’s length with TransGlobe, that is not obtained in violation of this Agreement, or any agreement between the Person making such TransGlobe Superior Proposal and TransGlobe, to acquire 100% of the outstanding TransGlobe Shares (other than TransGlobe Shares beneficially owned by the Person or Persons making such TransGlobe Superior Proposal) or all or substantially all of the assets of TransGlobe and its Subsidiaries on a consolidated basis made after the date of this Agreement: (a) that is not subject to any financing condition and in respect of which any required financing to complete such TransGlobe Acquisition Proposal has been demonstrated to be available to the satisfaction of the TransGlobe Board, acting in good faith; (b) that is not subject to a due diligence and/or access condition; (c) that is reasonably capable of being consummated without undue delay, taking into account all legal, financial, regulatory and other aspects of such TransGlobe Acquisition Proposal and the Person making such TransGlobe Acquisition Proposal; and (d) in respect of which the TransGlobe Board determines in good faith, after consultation with its outside financial and legal advisors, and after taking into account all the terms and conditions of such TransGlobe Acquisition Proposal and all factors and matters considered appropriate in good faith by the  TransGlobe Board, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction that is more favourable, from a financial point of view, to TransGlobe Shareholders, than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by VAALCO pursuant to Section 5.8(h));

“TransGlobe Term Loans” means an operating facility with ATB Financial (formerly Alberta Treasury Branches) in the maximum principal amount of CDN$22,500,000 pursuant to a commitment letter dated May 16, 2017, as amended on May 11, 2018, July 11, 2019, June 30, 2020 and June 4, 2021, between TransGlobe and ATB Financial (formerly Alberta Treasury Branches);

“TransGlobe Termination Fee” means $9,150,000;

“TransGlobe Termination Fee Event” has the meaning given to it in Section 7.3(a);

“TransGlobe Voting Agreements” means the voting agreements dated the date hereof and made between VAALCO, AcquireCo, and the TransGlobe Locked-Up Shareholders setting forth the terms and conditions on which the TransGlobe Locked-Up Shareholders have agreed to vote their TransGlobe Shares in favour of the Arrangement Resolution and any other matter necessary or reasonably desirable for the consummation of the Arrangement;

“TSX” means the Toronto Stock Exchange;

“U.K.” means the United Kingdom of Great Britain and Northern Ireland; “U.K. Listing Conditions” has the meaning given to it in Section 5.3(a)(ii);

“U.K. Securities Laws” means the Prospectus Regulation, the Prospectus Rules, MAR and all other applicable U.K. securities laws and regulations (including market rules and including but not limited to the AIM Rules) which are applicable to TransGlobe and/or VAALCO, as the case may be;

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended from time to time and the rules and regulations of the SEC promulgated thereunder;

“U.S. GAAP” means generally accepted accounting principles in the United States of America in effect from time to time;

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended from time to time and the rules and regulations of the SEC promulgated thereunder;

“U.S. Securities Laws” means the U.S. Securities Act, the U.S. Exchange Act and all other applicable U.S. federal securities laws;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“VAALCO Acquisition Proposal” means, other than the transactions contemplated by this Agreement and as disclosed in Section 1.1 of the VAALCO Disclosure Letter and other than any transaction involving only VAALCO and/or one or more of its wholly-owned Subsidiaries, any offer, proposal, expression of interest or inquiry from, or public announcement of intention by, any Person or group (as such term is used in Section 13(d)(3) of the U.S. Exchange Act) of Persons (other than TransGlobe or any affiliate of TransGlobe), whether or not in writing and whether or not delivered to VAALCO Stockholders, relating to: (a) any acquisition or purchase (or any lease, royalty, agreement, joint venture, long-term supply agreement or other arrangement having the same economic effect as an acquisition or purchase), direct or indirect, through one or more transactions, of (i) the assets of VAALCO and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of VAALCO and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of VAALCO and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of VAALCO), or (ii) 20% or more of any voting or equity securities of VAALCO or 20% or more of any voting or equity securities of any one or more of any of VAALCO’s Subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of VAALCO and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of VAALCO); (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group (as such term is used in Section 13(d)(3) of the U.S. Exchange Act) of Persons beneficially owning 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of VAALCO; (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction or series of transactions involving VAALCO or any of its Subsidiaries that, if consummated, individually or in the aggregate, would result in such Person or group of Persons beneficially owning 20% or more of the consolidated assets of VAALCO and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of VAALCO and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of VAALCO); or

(d) any other transaction, the consummation of which would materially impede, interfere with or delay, or prevent, the transactions contemplated by this Agreement or the Arrangement or which would reasonably be expected to materially reduce the benefits to TransGlobe of the Arrangement;

“VAALCO Board” means the board of directors of VAALCO as the same is constituted from time to time;

“VAALCO Board Recommendation” has the meaning given to it in Section 2.8(c); “VAALCO Change in Recommendation” has the meaning given to it in Section 5.9(a)(iv);

“VAALCO Data Room” means the material contained in the virtual data room established by VAALCO as at 11:59 p.m. (London time) on July 12, 2022, the index of documents of which is appended to the VAALCO Disclosure Letter;

“VAALCO Disclosure Letter” means the disclosure letter dated the date of this Agreement executed and delivered by VAALCO to TransGlobe in connection with the execution of this Agreement;

“VAALCO Fairness Opinion” has the meaning given to it in Section 2.2(b);

“VAALCO Incentive Plans” means (i) VAALCO’s 2014 Long Term Incentive Plan dated April 16, 2014, (ii) VAALCO’s 2020 Long Term Incentive Plan dated April 27, 2020, and last amended

June 3, 2021, and (iii) VAALCO’s 2016 Stock Appreciation Rights Plan dated March 10, 2016;

“VAALCO Intervening Event” means any fact, event, change, occurrence, effect or state of facts, that is material to VAALCO and its Subsidiaries, taken as a whole, that is not actually known or reasonably foreseeable by the VAALCO Board as of the date of this Agreement (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable by the VAALCO Board as of the date of this Agreement) and does not relate to (a) a VAALCO Acquisition Proposal or any inquiry that constitutes, or would reasonably be expected to lead to, a VAALCO Acquisition Proposal; (b) changes in the market price or trading volume of VAALCO Shares in and of themselves; or (c) the fact, in and of itself, that VAALCO meets, exceeds, or fails to meet in any quantifiable respect, any internal or analyst’s projections, guidance, expectations, forecasts or estimates for any period or that VAALCO’s credit rating has changed;

“VAALCO Intervening Event Response Period” has the meaning ascribed thereto in Section 5.8(j)(iv);

“VAALCO JV Entities” has the meaning given to it in Schedule 4.1;

“VAALCO Locked-Up Shareholders” means the directors and executive leadership team of VAALCO;

“VAALCO Material Adverse Effect” means a Material Adverse Effect in relation to VAALCO;

“VAALCO Material Contract” means in respect of VAALCO or any of its Subsidiaries, any Contract: (a) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a VAALCO Material Adverse Effect; (b) under which VAALCO or any of its Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $5,000,000 in the aggregate;

(c)that is a lease, sublease, license or right of way or occupancy agreement for real property which is material to the business or to an operation of VAALCO and its Subsidiaries, taken as a whole;

(d)that is a Petroleum Rights Agreement; (e) that provides for the establishment of, investment in or formation of any partnership or joint venture with an arm’s length Person in which the interest of VAALCO and/or its Subsidiaries has a fair market value which exceeds $5,000,000; (f) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $5,000,000; (g) under which VAALCO or any of its Subsidiaries is obligated to make or expects to receive payments in excess of

$2,500,000 over the remaining term of the Contract; (h) that limits or restricts VAALCO or any of its Subsidiaries from engaging in any line of business or in any geographic area in any material respect, except for any such Contract entered into in the normal course of business; (i) that is a collective bargaining agreement, a labour union contract or any other memorandum of understanding or other agreement with a union; (j) that restricts VAALCO from paying dividends or other distributions to its shareholders; (k) that is a contractual royalty, production payment, net profits, earn-out, farm-out agreement, marketing agreement or similar agreement; (l) that relates to an acquisition or divestiture for value in excess of $5,000,000; (m) that purports to bind VAALCO’s affiliates other than Subsidiaries of VAALCO; or (n) that is a material agreement with a Governmental Entity, or an agreement with any first nation, native, indigenous or aboriginal group, or other organizations with authority to represent such groups;

“VAALCO Meeting” means the special meeting of VAALCO Stockholders, including any adjournment or postponement thereof, to be called and held to consider the VAALCO Resolutions;

“VAALCO Prospectus” means a prospectus to be published in connection with the issuance by VAALCO of the Consideration Shares including, if applicable, any supplementary prospectus to be published in connection with it;

“VAALCO Proxy Statement” means a proxy statement, including all schedules, appendices and exhibits thereto and enclosed therewith, to be sent to VAALCO Stockholders in connection with the VAALCO Meeting, as amended, supplemented or otherwise modified from time to time;

“VAALCO Public Documents” means all forms, periodic and current reports, schedules, statements, certifications and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) filed or furnished by VAALCO pursuant to applicable U.K. Laws and the U.S. Exchange Act since January 1, 2021 and on or before July 12, 2022 which are publicly available;

“VAALCO Resolutions” means a resolution of VAALCO Stockholders amending VAALCO’s Restated Certificate of Incorporation to increase the authorized shares of VAALCO Shares to 160,000,000 shares of VAALCO Shares and a resolution of VAALCO Stockholders approving the issuance of VAALCO Shares pursuant to the Arrangement;

“VAALCO Response Period” has the meaning given to it in Section 5.8(f)(v);

“VAALCO Shares” means shares of common stock in the authorized share capital of VAALCO;

“VAALCO Stockholder Approval” means the approval of the VAALCO Resolutions by VAALCO Stockholders at the VAALCO Meeting in accordance with Section 2.6;

“VAALCO Stockholders” means the holders of VAALCO Shares;

“VAALCO Superior Proposal” means an unsolicited bona fide written VAALCO Acquisition Proposal from a Person or Persons who is or are, as at the date of this Agreement, a party that deals at arm’s length with VAALCO, that is not obtained in violation of this Agreement, or any agreement between the Person making such VAALCO Superior Proposal and VAALCO, to acquire 100% of the outstanding VAALCO Shares (other than VAALCO Shares beneficially owned by the Person or Persons making such VAALCO Superior Proposal) or all or substantially all of the assets of VAALCO and its Subsidiaries on a consolidated basis made after the date of this Agreement: (a) that is not subject to any financing condition and in respect of which any required financing to complete such VAALCO Acquisition Proposal has been demonstrated to be available to the satisfaction of the VAALCO Board, acting in good faith; (b) that is not subject to a due diligence and/or access condition; (c) that is reasonably capable of being consummated without undue delay, taking into account all legal, financial, regulatory and other aspects of such VAALCO Acquisition Proposal and the Person making such VAALCO Acquisition Proposal; and

(d) in respect of which the VAALCO Board determines in good faith, after consultation with its outside financial and legal advisors, and after taking into account all the terms and conditions of such VAALCO Acquisition Proposal and all factors and matters considered appropriate in good faith by the VAALCO Board, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction that is more favourable, from a financial point of view, to VAALCO, than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by TransGlobe pursuant to Section 5.9(h));

“VAALCO Termination Fee” means $9,150,000;

“VAALCO Termination Fee Event” has the meaning given to it in Section 7.3(b); and

“VAALCO Voting Agreements” means the voting agreements dated the date hereof and made between TransGlobe and the VAALCO Locked-Up Shareholders setting forth the terms and conditions on which the VAALCO Locked-Up Shareholders have agreed to vote their VAALCO Shares in favour of the VAALCO Resolutions.

1.2	Interpretation not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender shall include all genders.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of the United States of America and “$” refers to United States dollars.

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of (a) VAALCO shall have the meanings attributable thereto under U.S. GAAP and all determinations of an accounting nature in respect of VAALCO required to be made shall be made in accordance with

U.S. GAAP consistently applied; and (b) TransGlobe shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature in respect of TransGlobe required to be made shall be made in accordance with IFRS consistently applied.

1.7	Knowledge

(a)

In this Agreement, references to “the knowledge of TransGlobe” means the actual knowledge of any of the (i) President and Chief Executive Officer; (ii) Vice President, Finance, Chief Financial Officer and Corporate Secretary; and (iii) Vice President and Chief Operating Officer of TransGlobe, and is deemed to include the knowledge that each would have if he or she had made reasonable inquiries (provided that (y) no inquiries are required to be made of any Person that is not a Representative of TransGlobe or its Subsidiaries, and (z) inquiries shall be made to the (A) Country Manager - Egypt; (B) General Manager - Joint Ventures and GM

– JVs & Deputy Country Manager; and (C) GM Canada of TransGlobe).

(b)	In this Agreement, references to “the knowledge of VAALCO” means the actual knowledge of any of the (i) Chief Executive Officer; (ii) Chief Financial Officer;

(iii) Executive Vice President, Corporate Development; (iv) Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary; and (v) Chief Accounting Officer and Controller of VAALCO, and is deemed to include the knowledge that each would have if he or she had made reasonable inquiries (provided that no inquiries are required to be made of any Person that is not a Representative of VAALCO or its Subsidiaries).

1.8	Statutes

Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

1.9	Disclosure Letters

Each of the VAALCO Disclosure Letter and the TransGlobe Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed unless (a) it is required to be disclosed pursuant to applicable Law unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes, or (b) a Party needs to disclose it in order to enforce its rights under this Agreement.

1.10	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A -   Form of Plan of Arrangement Schedule B -Form of Arrangement Resolution Schedule C -Form of VAALCO Resolutions

Schedule 3.1 - Representations and Warranties of TransGlobe

Schedule 4.1 - Representations and Warranties of VAALCO and AcquireCo

1.11	Subsidiaries

In this Agreement, references requiring a Party to “cause its Subsidiaries” shall mean, in respect of a TransGlobe JV Entity that is not controlled by TransGlobe or a VAALCO JV Entity that is not controlled by VAALCO, that TransGlobe or VAALCO, as applicable, shall exercise any and all rights available to it and otherwise use its commercially reasonable efforts to cause such TransGlobe JV Entity or VAALCO JV Entity, as applicable, to satisfy the specified obligation or covenant.

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement

The Parties agree that the Arrangement will be implemented in accordance with the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

2.2	VAALCO Approval

VAALCO represents and warrants to TransGlobe that:

(a)	the VAALCO Board has unanimously determined that:

(i)	this Agreement and the transactions contemplated hereby are in the best interests of VAALCO; and

(ii)	it will recommend that VAALCO Stockholders vote in favour of the VAALCO Resolutions; and

(b)

the VAALCO Board has received an oral opinion to be subsequently confirmed in writing (the “VAALCO Fairness Opinion”) from Stifel, Nicolaus & Company, Incorporated, the financial advisor to VAALCO, that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be paid by VAALCO pursuant to the Arrangement is fair, from a financial point of view, to VAALCO.

2.3	TransGlobe Approval

TransGlobe represents and warrants to VAALCO and AcquireCo that:

(a)	the TransGlobe Board has unanimously determined that:

(i)	the Arrangement and entry into of this Agreement are in the best interests of TransGlobe; and

(ii)	it will recommend that TransGlobe Shareholders vote in favour of the Arrangement Resolution; and

(b)

the TransGlobe Board has received an oral opinion to be subsequently confirmed in writing (the “TransGlobe Fairness Opinion”) from Evercore Partners International LLP, the financial advisor to TransGlobe, that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by TransGlobe Shareholders pursuant to the Arrangement is fair, from a financial point of view, to TransGlobe Shareholders.

2.4	Interim Order

As soon as reasonably practicable following execution of this Agreement, TransGlobe shall apply to the Court in a manner acceptable to VAALCO, acting reasonably, pursuant to Section 193(2) of the ABCA and prepare, file and diligently pursue an application to the Court for the Interim Order. TransGlobe shall use commercially reasonable efforts to schedule the Interim Order hearing with the Court for the twelfth (12th) calendar day immediately following the date of filing of the VAALCO Proxy Statement with the SEC and VAALCO shall provide notice to TransGlobe as to the timing of such filing of the VAALCO Proxy Statement as soon as reasonably practicable, provided that TransGlobe shall reschedule such hearing if SEC Clearance is not obtained (or not obtainable) by the eleventh (11th) calendar day immediately following the date of filing of the VAALCO Proxy Statement with the SEC, and provided further that in the event such hearing is rescheduled, TransGlobe shall use commercially reasonable efforts to reschedule such hearing to occur as soon as reasonably practicable following the receipt of SEC Clearance and VAALCO shall provide notice to TransGlobe as to the expected timing of such SEC Clearance as soon as reasonably practicable. The Interim Order shall provide, among other things:

(a)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the TransGlobe Meeting and for the manner in which such notice is to be provided;

(b)	for the confirmation of the record date for the TransGlobe Meeting;

(c)

that the requisite approval for the Arrangement Resolution shall be: (i) 662/3% of the votes cast on the Arrangement Resolution by TransGlobe Shareholders present in person or represented by proxy at the TransGlobe Meeting voting together as a single class; and (ii) if required under Canadian Securities Laws, a simple majority of the votes cast on the Arrangement Resolution by TransGlobe Shareholders present in person or represented by proxy at the TransGlobe Meeting after excluding the votes cast by those persons whose votes are required to be excluded in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

(d)

that, for purposes of the ABCA and consideration of the Arrangement Resolution, the TransGlobe Meeting may be adjourned or postponed from time to time by the TransGlobe Board subject to the terms of this Agreement without the need for additional approval of the Court;

(e)	that the record date for TransGlobe Shareholders entitled to notice of, and for TransGlobe Shareholders entitled to vote at, the TransGlobe Meeting will not change in respect of any adjournment(s) or postponement(s) of the TransGlobe Meeting, unless required by the Court or applicable Laws;

(f)

that, subject to the discretion of the Court, the TransGlobe Meeting may be held as a virtual-only or hybrid shareholder meeting and that TransGlobe Shareholders that participate in the TransGlobe Meeting by virtual means will be deemed to be present at the TransGlobe Meeting;

(g)	that, if a virtual-only TransGlobe Meeting is held with the approval of the Court, such TransGlobe Meeting will be deemed to be held at the location of TransGlobe’s registered office;

(h)

that, in all other respects, other than as ordered by the Court, the terms, conditions and restrictions of the constating documents of TransGlobe, including quorum requirements and other matters, shall apply in respect of the TransGlobe Meeting;

(i)	for the grant of the Dissent Rights to registered holders of TransGlobe Shares as set forth in the Plan of Arrangement;

(j)

that each TransGlobe Shareholder entitled to receive the Consideration pursuant to the Arrangement will have the right to appear before the Court so long as they enter an appearance within a reasonable time and in accordance with the procedures set out in the Interim Order;

(k)

that it is the Parties’ intention to rely upon the exemption from the registration requirements under the U.S. Securities Act provided under Section 3(a)(10) thereof with respect to the issuance of VAALCO Shares to TransGlobe Shareholders pursuant to the Arrangement, subject to and conditioned on the Court’s determination that the Arrangement is substantively and procedurally fair to TransGlobe Shareholders, as the case may be, and based on the Court’s approval of the Arrangement;

(l)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(m)	for such other matters as TransGlobe or VAALCO may reasonably require, subject to obtaining the prior consent of the other Party, such consent not to be unreasonably withheld or delayed.

2.5	TransGlobe Meeting

Subject to the terms of this Agreement and (except in respect of Section 2.5(b)) receipt of the Interim Order, TransGlobe shall:

(a)

duly take all lawful action to call, give notice  of, convene  and conduct the TransGlobe Meeting in accordance with its constating documents, the Interim Order and applicable Laws for the purpose of voting upon the Arrangement and, provided that VAALCO and AcquireCo have complied with their obligations pursuant to Section 2.7(d), TransGlobe shall use its commercially reasonable efforts to schedule the TransGlobe Meeting on the same date as the VAALCO Meeting;

(b)

in consultation with VAALCO, fix and publish a record date for the purposes of determining TransGlobe Shareholders entitled to receive notice of and vote at the TransGlobe Meeting and give notice to VAALCO of the TransGlobe Meeting;

(c)	allow VAALCO’s representatives and legal counsel to attend the TransGlobe Meeting;

(d)

not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the TransGlobe Meeting without VAALCO’s prior written consent, which written consent shall not be unreasonably withheld, conditioned or delayed, except:

(i)

as required for quorum  purposes (in which case the meeting shall be adjourned and not cancelled), by Law or by a Governmental Entity or by valid TransGlobe Shareholder action (which  action is not solicited or proposed by TransGlobe or the TransGlobe Board and subject to compliance by TransGlobe with Section 5.6(c)); or

(ii)	as otherwise expressly permitted under this Agreement;

(e)

solicit proxies in favour of the Arrangement Resolution, including, if so requested by VAALCO using the services of dealers and proxy solicitation firms to solicit proxies in favour of the approval of the Arrangement Resolution;

(f)

provide VAALCO with copies of or access to information regarding the TransGlobe Meeting generated by any dealer or proxy solicitation services firm engaged by TransGlobe, as reasonably requested from time to time by VAALCO;

(g)

promptly advise VAALCO as frequently as VAALCO may reasonably request, and at least on a daily basis on each of the last ten Business Days prior to the date of the TransGlobe Meeting, as to the aggregate tally of the proxies received by TransGlobe in respect of the Arrangement Resolution;

(h)

promptly advise VAALCO of any written communication from any TransGlobe Shareholder in opposition to the Arrangement, written notice of dissent or purported exercise by any TransGlobe Shareholder of Dissent Rights received by TransGlobe in relation to the Arrangement and any withdrawal of Dissent Rights received by TransGlobe and any written communications sent by or on behalf of TransGlobe to any TransGlobe Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement;

(i)	not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of VAALCO;

(j)

not change the record date for the TransGlobe Shareholders entitled to vote at the TransGlobe Meeting in connection with any adjournment or postponement of the TransGlobe Meeting unless required by the Court or applicable Law; and

(k)

at the reasonable request of VAALCO from time to time, promptly provide VAALCO with a list (in both written and electronic form) of: (i) the registered TransGlobe Shareholders, together with their addresses and respective holdings of TransGlobe Shares; (ii) the names and addresses and holdings of all Persons having rights issued by TransGlobe to acquire TransGlobe Shares (including TransGlobe Equity Award Holders); and (iii) participants in book-based systems and non- objecting beneficial owners of TransGlobe Shares, together with their addresses and respective holdings of TransGlobe Shares. TransGlobe shall from time to time require that its registrar and transfer agent furnish VAALCO with such additional information, including updated or additional lists of TransGlobe Shareholders and lists of holdings and other assistance as VAALCO may reasonably request.

2.6	VAALCO Meeting

Subject to the terms of this Agreement, VAALCO shall:

(a)

duly take all lawful action to call, give notice  of, convene  and conduct the VAALCO Meeting in accordance with its constating documents and applicable Laws for the purpose of voting upon the approval of the VAALCO Resolutions and, provided that TransGlobe has complied with its obligations pursuant to Section 2.8(d), VAALCO shall use its commercially reasonable efforts to schedule the VAALCO Meeting as promptly as reasonably practicable following SEC Clearance of the VAALCO Proxy Statement and on the same date as the TransGlobe Meeting;

(b)

in consultation with TransGlobe, fix and publish a record date for the purposes of determining VAALCO Stockholders entitled to receive notice of and vote at the VAALCO Meeting and give notice to TransGlobe of the VAALCO Meeting;

(c)	allow TransGlobe’s representatives and legal counsel to attend the VAALCO Meeting;

(d)

not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the VAALCO Meeting without TransGlobe’s prior written consent, which written consent shall not be unreasonably withheld, conditioned or delayed, except:

(i)

as required for quorum  purposes (in which case the meeting shall be adjourned and not cancelled), by Law or by a Governmental Entity or by valid VAALCO Stockholder action (which action is not solicited or proposed by VAALCO or the VAALCO Board and subject to compliance by VAALCO and AcquireCo with Section 5.6(c)); or

(ii)	as otherwise expressly permitted under this Agreement;

(e)

solicit proxies in favour of the VAALCO Resolutions, including, if so requested by TransGlobe, using the services of dealers and proxy solicitation firms to solicit proxies in favour of the approval of the VAALCO Resolutions;

(f)

provide TransGlobe with copies of or access to information regarding the VAALCO Meeting generated by any dealer or proxy solicitation services firm engaged by VAALCO, as reasonably requested from time to time by TransGlobe;

(g)

promptly advise TransGlobe as frequently as TransGlobe may reasonably request, and at least on a daily basis on each of the last ten Business Days prior to the date of the VAALCO Meeting, as to the aggregate tally of the proxies received by VAALCO in respect of the VAALCO Resolutions;

(h)	promptly advise TransGlobe of any written communication from any VAALCO Stockholder in opposition to the VAALCO Resolutions; and

(i)	not change the record date for the VAALCO Stockholders entitled to vote at the VAALCO Meeting in connection with any adjournment or postponement of the VAALCO Meeting unless required by Law.

2.7	TransGlobe Circular

(a)

As promptly as reasonably practicable following execution of this Agreement, provided VAALCO and AcquireCo have furnished the information required under Section 2.7(d), TransGlobe shall prepare the TransGlobe Circular together with any other documents required by applicable Laws in connection with the TransGlobe Meeting; and, as promptly as reasonably practicable after obtaining the Interim Order, file the TransGlobe Circular in all jurisdictions where the same is required to be filed and mail the TransGlobe Circular to each TransGlobe Shareholder and any other Person as required under applicable Laws and by the Interim Order, in each case, so as to permit TransGlobe to comply with Section 2.5(a).

(b)

TransGlobe shall use reasonable best efforts to ensure that the TransGlobe Circular complies in all material respects with all applicable Laws and the Interim Order and shall contain sufficient detail to permit TransGlobe Shareholders to form a reasoned judgment concerning the matters to be placed before them at the TransGlobe Meeting, and, without limiting the generality of the foregoing, shall ensure that the TransGlobe Circular will not contain any misrepresentation (except that TransGlobe shall not be responsible for any information included in the TransGlobe Circular relating to VAALCO, AcquireCo and their affiliates and the Consideration Shares that was provided by VAALCO or AcquireCo expressly for inclusion in the TransGlobe Circular pursuant to Section 2.7(d)). The TransGlobe Circular shall also contain such information as may be required to allow the Parties to rely upon the exemption from registration provided under Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Consideration Shares in exchange for TransGlobe Shares pursuant to the Arrangement.

(c)

The TransGlobe Circular shall: (i) include a copy of the Interim Order; (ii) include a copy of the TransGlobe Fairness Opinion; (iii) state that the TransGlobe Board has received the TransGlobe Fairness Opinion, and has unanimously determined, after receiving legal and financial advice, that the Arrangement is fair to the TransGlobe Shareholders and that the Arrangement and entry into this Agreement are in the best interests of TransGlobe; (iv) contain the unanimous recommendation of the TransGlobe Board to TransGlobe Shareholders that they vote in favour of the Arrangement Resolution (the “TransGlobe Board Recommendation”); and

(v) include statements that each of the TransGlobe Locked-Up Shareholders has signed a TransGlobe Voting Agreement, pursuant to which, and subject to the terms thereof, they have agreed to, among other things, vote their TransGlobe Shares in favour of the Arrangement Resolution.

(d)

VAALCO and AcquireCo shall, and shall cause their officers, directors, accountants, technical experts and other advisors to, in a timely manner cooperate with TransGlobe in connection with the preparation of the TransGlobe Circular, including promptly providing TransGlobe with all information regarding VAALCO, AcquireCo, their affiliates and the Consideration Shares, including any pro forma financial statements (provided that TransGlobe has provided the financial and other information relating to TransGlobe required for same on a timely basis) and other information relating to VAALCO and AcquireCo following completion of the transactions contemplated hereby, as required or reasonably desirable by applicable Laws for inclusion in the TransGlobe Circular or in any amendments or supplements to such TransGlobe Circular. VAALCO shall ensure that such information does not include any misrepresentation concerning VAALCO and AcquireCo, its affiliates and the Consideration Shares or contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and will indemnify TransGlobe for all claims, losses, costs and expenses incurred by TransGlobe in respect of any such misrepresentation, untrue statement or omission or alleged misrepresentation, untrue statement or omission contained in any information regarding VAALCO, AcquireCo, their affiliates and the Consideration Shares included in the TransGlobe Circular that was provided by VAALCO, AcquireCo or its Representatives expressly for inclusion in the TransGlobe Circular pursuant to this Section 2.7(d). VAALCO, AcquireCo and TransGlobe shall also use their commercially reasonable efforts to obtain any necessary consents from any of their respective auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the TransGlobe Circular and to the identification in the TransGlobe Circular of each such advisor.

(e)

Notwithstanding the foregoing, prior to mailing the TransGlobe Circular (or any amendment or supplement thereto), TransGlobe will (i) provide VAALCO with a reasonable opportunity to review and comment on such document (including the proposed final version of such document), and (ii) consider in good faith including in such document all comments reasonably and promptly proposed by VAALCO, provided that all information relating solely to VAALCO or AcquireCo included in the TransGlobe Circular must be in a form and content satisfactory to VAALCO, acting reasonably.

(f)

If at any time prior to the TransGlobe Meeting, any information relating to TransGlobe, VAALCO, AcquireCo, or any of their respective affiliates officers or directors, should be discovered by TransGlobe, VAALCO or AcquireCo that should be set forth in an amendment or supplement to the TransGlobe Circular, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, TransGlobe or VAALCO and AcquireCo, as applicable, which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with applicable Governmental Entities and, to the extent required by applicable Law or the Interim Order, disseminated to the TransGlobe Shareholders.

(g)

TransGlobe shall promptly advise VAALCO of any communication (written or oral) received by TransGlobe from the TSX, NASDAQ, AIM, any of the Canadian Securities Authorities, or any other Governmental Entity in connection with the TransGlobe Circular.

2.8	VAALCO Proxy Statement

(a)

Subject to delivery by TransGlobe of the financial and other information required or desirable to produce the pro forma financial statements required by Regulation S-X, as promptly as reasonably practicable following execution of this Agreement, VAALCO shall prepare the VAALCO Proxy Statement together with any other documents required by applicable Laws in connection with the VAALCO Meeting; and, as promptly as reasonably practicable after the date of this Agreement, file the VAALCO Proxy Statement with the SEC, and, as promptly as reasonably practicable, after SEC Clearance of the VAALCO Proxy Statement and the Interim Order is obtained, duly take all lawful action to mail the VAALCO Proxy Statement to each VAALCO Stockholder and any other Person as required under applicable Laws.

(b)

VAALCO shall use reasonable best efforts to ensure that the VAALCO Proxy Statement complies with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. VAALCO will advise TransGlobe promptly after it receives any request by the SEC for amendment of the VAALCO Proxy Statement or comments thereon and responses thereto or any request by the SEC for additional information in connection with the VAALCO Proxy Statement, and VAALCO agrees to permit, to the extent reasonably practicable, TransGlobe and its outside counsel, to participate in all meetings and conferences with the SEC. VAALCO shall use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with this Agreement to comply as to form and substance in all material respects with the applicable requirements of the U.S. Securities Act and U.S. Exchange Act.

(c)

The VAALCO Proxy Statement shall: (i) include a copy of the VAALCO Fairness Opinion; (ii) state that the VAALCO Board has received the VAALCO Fairness Opinion, and has unanimously determined, after receiving legal and financial advice, that the Arrangement and entry into this Agreement are in the best interests of VAALCO; (iii) contain the unanimous recommendation of the VAALCO Board to VAALCO Stockholders that they vote in favour of the VAALCO Resolutions (the “VAALCO Board Recommendation”); and (iv) include statements that each of the VAALCO Locked-Up Shareholders has signed a VAALCO Voting Agreement, pursuant to which, and subject to the terms thereof, they have agreed to, among other things, vote their VAALCO Shares in favour of the VAALCO Resolutions.

(d)

TransGlobe shall, and shall cause its officers, directors, accountants, technical experts and other advisors to, in a timely manner cooperate with VAALCO in connection with the preparation of the VAALCO Proxy Statement, including promptly providing VAALCO with all information regarding TransGlobe and its affiliates, including any information relating to TransGlobe required or reasonably desirable for the preparation by VAALCO of pro forma financial statements and reserves (including as may be required pursuant to NI 51-101, Schedule 14A, Regulation S-X and, as applicable, FASB ASC paragraphs 932-235-50-3 through 932-235-50-11B and FASB ASC paragraphs 932-235-50-29 through 932-235-50- 36), as required by applicable Laws or as desirable for inclusion in the VAALCO Proxy Statement or in any amendments or supplements to such VAALCO Proxy Statement. TransGlobe shall ensure that such information does not include any misrepresentation concerning TransGlobe and its affiliates or contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and will indemnify VAALCO for all claims, losses, costs and expenses incurred by VAALCO in respect of any such misrepresentation, untrue statement or omission or alleged misrepresentation, untrue statement or omission contained in any information regarding TransGlobe and its affiliates included in the VAALCO Proxy Statement that was provided by TransGlobe or its Representatives expressly for inclusion in the VAALCO Proxy Statement pursuant to this Section 2.8(d). TransGlobe, VAALCO and AcquireCo shall also use their commercially reasonable efforts to obtain any necessary consents from any of their respective auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the VAALCO Proxy Statement and to the identification in the VAALCO Proxy Statement of each such advisor.

(e)

Notwithstanding the foregoing, prior to mailing the VAALCO Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, VAALCO will (i) provide TransGlobe with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), and (ii) consider in good faith including in such document or response all comments reasonably and promptly proposed by TransGlobe, provided that all information relating solely to

TransGlobe included in the VAALCO Proxy Statement must be in a form and content satisfactory to TransGlobe, acting reasonably.

(f)

If at any time prior to the VAALCO Meeting, any information relating to VAALCO, AcquireCo, TransGlobe, or any of their respective affiliates officers or directors, should be discovered by VAALCO, AcquireCo or TransGlobe that should be set forth in an amendment or supplement to the VAALCO Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, VAALCO or TransGlobe and AcquireCo, as applicable, which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the VAALCO Stockholders.

(g)

VAALCO shall promptly advise TransGlobe of any communication (written or oral) received by VAALCO from the NYSE, the LSE, the SEC or any other Governmental Entity in connection with the VAALCO Proxy Statement.

2.9	VAALCO Prospectus

(a)

As promptly as reasonably practicable following execution of this Agreement, VAALCO shall apply to the FCA for an eligibility review of VAALCO following the Arrangement in accordance with Primary Market Practice Note 901.4 and shall prepare the VAALCO Prospectus and shall apply to the FCA for approval of the VAALCO Prospectus.

(b)

Subject to the FCA having formally approved the Prospectus, VAALCO shall publish the VAALCO Prospectus and make the VAALCO Prospectus available in accordance with the Prospectus Regulation (EU) 2017/1129, as amended and retained in U.K. law on 31 December 2020 by the European Union (Withdrawal Act) 2018.

(c)	VAALCO shall use reasonable best efforts to ensure that the VAALCO Prospectus complies with applicable Laws and to respond promptly to any comments received on the VAALCO Prospectus from the FCA.

(d)

TransGlobe shall, and shall cause its officers, directors, accountants, technical experts and other advisors to, in a timely manner cooperate with VAALCO in connection with the preparation of the VAALCO Prospectus, including promptly providing VAALCO with all information regarding TransGlobe and its affiliates, including any information required or reasonably desirable for the preparation by VAALCO of pro forma financial statements or reserves information, as required by applicable Laws or as desirable for inclusion in the VAALCO Prospectus. TransGlobe shall ensure that no such information contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading in any material respect, and will indemnify VAALCO for all claims, losses, costs and expenses incurred by VAALCO in respect of any misrepresentation, untrue statement or omission or alleged misrepresentation, untrue statement or omission in any information regarding TransGlobe and its affiliates included in the VAALCO Prospectus that was provided by TransGlobe expressly for inclusion in the VAALCO Prospectus pursuant to this Section 2.9(d). TransGlobe, VAALCO and AcquireCo shall also use their commercially reasonable efforts to obtain any necessary consents from any of their respective auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the VAALCO Prospectus and to the identification in the VAALCO Prospectus of each such advisor.

(e)

Notwithstanding the foregoing VAALCO will (i) provide TransGlobe and its advisors with a reasonable opportunity to review and comment on drafts of the VAALCO Prospectus (including the proposed final version of the VAALCO Prospectus) prior to their submission to the FCA, and (ii) consider in good faith including in the VAALCO Prospectus all comments reasonably and promptly proposed by TransGlobe, provided that all information relating solely to TransGlobe included in the VAALCO Prospectus must be in a form and content satisfactory to TransGlobe, acting reasonably.

(f)

VAALCO shall promptly advise TransGlobe of any communication (written or oral) received by VAALCO from the FCA, LSE or any other Governmental Entity in connection with the VAALCO Prospectus and shall provide TransGlobe and its advisors with a reasonable opportunity to review and comment on VAALCO’s response to the FCA, LSE or any other Governmental Entity in connection with the VAALCO Prospectus.

2.10	Final Order

If: (a) the Interim Order is obtained; and (b) the Arrangement Resolution is approved at the TransGlobe Meeting by TransGlobe Shareholders as provided for in the Interim Order and as required by applicable Law, TransGlobe shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 193(2) of the ABCA as soon as reasonably practicable, but in any event not later than five Business Days thereafter. In the event Court operations are restricted in response to any COVID- 19 Measures, the foregoing date may be extended until the earlier of: (a) the date that is ten Business Days after the date on which the Court grants a telephonic or other remote means of hearing the application; (b) the date the Court specifies as the hearing date for the Final Order; and

(c) the earliest possible date on which the Court grants a hearing date for the application after resuming unrestricted operations.

2.11	Court Proceedings

Subject to the terms of this Agreement, VAALCO and AcquireCo shall cooperate with and assist TransGlobe in seeking the Interim Order and the Final Order, including by providing to TransGlobe, on a timely basis, any information reasonably required to be supplied by VAALCO or AcquireCo in connection therewith. TransGlobe shall provide VAALCO and AcquireCo and their legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Subject to applicable Law, TransGlobe shall not file any material with the Court in connection with the Arrangement or serve any such material, and shall not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.11 or with VAALCO’s prior written consent, such consent not to be unreasonably withheld, conditioned  or delayed; provided that,  nothing herein  shall require VAALCO or AcquireCo to agree or consent to any increase in or variation in the form of Consideration or other modification or amendment to such filed or served materials that expands or increases the obligations of VAALCO or AcquireCo, or diminishes or limits the rights of VAALCO or AcquireCo, set forth in any such filed or served materials or under this Agreement or the Arrangement. TransGlobe shall also provide to VAALCO, AcquireCo and their legal counsel on a timely basis, copies of any notice of appearance, evidence or other Court documents served on TransGlobe in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by TransGlobe indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. TransGlobe shall ensure that all materials filed with the Court in connection with the Arrangement are consistent with the terms of this Agreement and the Plan of Arrangement. In addition, TransGlobe shall not object to VAALCO, AcquireCo and their legal counsel making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that TransGlobe is advised of the nature of any submissions prior to the hearing and such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement. TransGlobe shall also oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, TransGlobe is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, VAALCO and AcquireCo.

2.12	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that, and will use their commercially reasonable best efforts to ensure that, all Consideration Shares issued under the Arrangement will be issued by VAALCO in exchange for TransGlobe Shares pursuant to the Plan of Arrangement, whether in the United States, the United Kingdom, Canada or any other country, in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act and to facilitate VAALCO’s and AcquireCo’s compliance with other U.S. Securities Laws, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Court will be asked to approve and conclude affirmatively the procedural and substantive fairness of the terms and conditions of the Arrangement;

(b)

prior to the issuance of the Interim Order, the Court will be advised of the intention of the Parties to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of Consideration Shares to TransGlobe

Shareholders pursuant to the Arrangement, based on the Court’s approval of the Arrangement;

(c)

prior to the issuance of the Interim Order, TransGlobe will file with the Court a draft copy of the proposed text of the TransGlobe Circular together with any other documents required by Law in connection with the TransGlobe Meeting;

(d)

the Court will be advised prior to the hearing that its approval of the Arrangement will be relied upon as a determination that the Court has satisfied itself as to the procedural and substantive fairness of the terms and conditions of the Arrangement to all TransGlobe Shareholders and other Persons who are entitled to receive Consideration Shares pursuant to the Arrangement;

(e)

TransGlobe will ensure that each TransGlobe Shareholder and other Person entitled to receive Consideration Shares pursuant to the Arrangement will be given adequate and appropriate notice advising them of their right to attend the hearing of the Court to approve the procedural and substantive fairness of the terms and conditions of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(f)

the Final Order will expressly state that the terms and conditions of the Arrangement is approved by the Court as being procedurally and substantively fair to all TransGlobe Shareholders and other Persons entitled to receive Consideration Shares pursuant to the Arrangement;

(g)

TransGlobe shall request that the Final Order shall include a statement to substantially the following effect: “This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of VAALCO, pursuant to the Plan of Arrangement;”

(h)

the Interim Order shall specify that each Person entitled to receive Consideration Shares pursuant to the Arrangement will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement;

(i)	the Court will hold a hearing before approving the fairness of the terms and conditions of the Arrangement and issuing the Final Order; and

(j)

all Consideration Shares issued to Persons in the United States will be registered or qualified under the securities laws of each state, territory or possession of the United States in which any Person receiving Consideration Shares is located, unless an exemption from such state securities law registration or qualification requirements is available. In addition, each Person entitled to receive Consideration Shares will be advised that the Consideration Shares issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by VAALCO in reliance on the exemption from registration under Section 3(a)(10) of the U.S. Securities Act.

2.13	Arrangement and Effective Date

(a)	The Articles of Arrangement shall be in a form mutually satisfactory to the Parties, each acting reasonably, and for certainty shall include the complete text of the Plan of Arrangement.

(b)

If the Final Order is granted, and all other conditions in Article 6 are satisfied or waived by the Party or Parties for whose benefit the conditions exist (to the extent that such conditions are capable of being satisfied prior to the Effective Date and, if waived, are not prohibited from being waived), the Parties shall send to the Registrar, for filing pursuant to subsection 193(4.1) of the ABCA, the Articles of Arrangement, a copy of the Final Order and such other documents as may be required under the ABCA to give effect to the Arrangement, as soon as is reasonably practicable and in any event no later than three Business Days after such satisfaction or waiver occurs, unless another time or date is agreed to in writing by the Parties.

(c)

The closing of the Arrangement will take place remotely by exchange of documents and signatures (or their electronic counterparts) on the Effective Date at the Effective Time, unless another time and place is agreed to in writing by the Parties.

2.14	Payment of Consideration

VAALCO and AcquireCo will, following receipt by TransGlobe of the Final Order and prior to the filing of the Articles of Arrangement, deposit or cause to be deposited in escrow with the Depositary (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably) such number of VAALCO Shares required to satisfy the aggregate Consideration payable to TransGlobe Shareholders pursuant to the Plan of Arrangement.

2.15	Announcement and Communications

(a)

The Parties agree to issue a joint press release with respect to this Agreement as soon as practicable after its due execution. VAALCO, AcquireCo and TransGlobe agree to cooperate in the preparation of presentations, if any, to VAALCO Stockholders, TransGlobe Shareholders and TransGlobe Equity Award Holders regarding the transactions contemplated by this Agreement. Each Party shall: (a) not issue any press release or otherwise make public statements with respect to this Agreement or the Arrangement without the consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed; and (b) not make any filing with any Governmental Entity with respect to this Agreement or the Arrangement without the consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed. Each Party shall enable the other Party to review and comment on all such press releases prior to the release thereof and shall enable the other Party to review and comment on such filings prior to the filing thereof (other than with respect to confidential information contained in such filing); provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing in accordance with applicable Laws, including Canadian Securities Laws, applicable U.K. Laws, U.K. Securities

Laws and U.S. Securities Laws, and if such disclosure or filing is required and the other Party has not reviewed or commented on the disclosure or filing, the Party making such disclosure or filing shall use commercially reasonable efforts to give prior oral or written notice to the other Party, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. For the avoidance of doubt, the foregoing shall not prevent any Party from making internal announcements to employees and having discussions with shareholders and financial analysts and other stakeholders or public announcements in the ordinary course of business that do not relate specifically to this Agreement or the Arrangement, in each case so long as the content of such statements and announcements are consistent with and limited in all material respects to the content contained in the most recent press releases, public disclosures or public statements made by the Parties. Notwithstanding the foregoing, the provisions of this Section 2.15 related to the approval or contents of filings with Governmental Entities will not apply with respect to filings in connection with the TransGlobe Circular, the VAALCO Proxy Statement, the U.K. Prospectus, the Interim Order or the Final Order which are governed by other sections of this Agreement. The restrictions set forth in this Section 2.15 shall not apply to any release or public statement in connection with any dispute regarding this Agreement or the transactions contemplated hereby.

(b)

To the extent required or necessary in connection with the consummation of the transactions contemplated herein: (i) the Parties shall exchange drafts of all submissions, material correspondence, filings, presentations, applications, plans, consent agreements and other material documents made or submitted to or filed with any Governmental Entity in respect of the transactions contemplated by this Agreement, will consider in good faith any suggestions made by the other Party and its counsel and will provide the other Party and its counsel with final copies of all such material submissions, correspondence, filings, presentations, applications, plans, consent agreements and other material documents, and all pre-existing business records or other documents, submitted to or filed with any Governmental Entity in respect of the transactions contemplated by this Agreement; provided, however, that information indicated by either Party to be competitively sensitive shall be provided on an external counsel-only basis; and (ii) insofar as they are legally able so to do, each Party will keep the other Party and their respective counsel fully apprised of all substantive written (including email) and oral communications and all meetings with any Governmental Entity and their staff in respect of the transactions contemplated by this Agreement, and will not participate in such material communications or meetings without giving the other Party and their respective counsel the opportunity to participate therein; provided, however, that where competitively sensitive information may be discussed or communicated, the other Party’s external legal counsel shall be provided with any such communications or information on an external counsel-only basis and shall have the right to participate in any such meetings on an external counsel-only basis. Notwithstanding the foregoing, subject to Law and solely in connection with the transactions contemplated by this Agreement, no Party will initiate any communications in writing or verbally with any Governmental Entity that is a party to any Petroleum Rights Agreement to which the other Party or any of its Subsidiaries is party or that has jurisdiction over any rights or interests related to Petroleum Substances of the other Party and/or its Subsidiaries without the prior approval of the other Party, such approval not to be unreasonably withheld.

2.16	Withholding Taxes

VAALCO, AcquireCo, TransGlobe, any of their affiliates and the Depositary, as applicable, shall be entitled to deduct and withhold, or direct any other Person to deduct and withhold on their behalf, from any amounts otherwise payable, issuable or otherwise deliverable to any TransGlobe Shareholders (including in their capacity as current or former TransGlobe Equity Award Holders), and any other Person under the Plan of Arrangement such amounts as are required or reasonably believed to be required to be deducted and withheld from such amounts under any provision of any Law in respect of Taxes. To the extent any such amounts are so deducted and withheld, such amounts shall be treated for all purposes under this Agreement and the Plan of Arrangement as having been paid to the Person in respect of which such deduction and withholding was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity. To the extent that the amount so required to be deducted or withheld from any amounts payable, issuable or otherwise deliverable to a Person under the Plan of Arrangement exceeds the amount of cash otherwise payable to such Person, VAALCO, AcquireCo, TransGlobe, any of their affiliates and the Depositary are hereby authorized to sell or otherwise dispose, or direct any other Person to sell or otherwise dispose, of such portion of the non-cash consideration or non-cash amounts payable, issuable or otherwise deliverable hereunder to such Person as is necessary to provide sufficient funds to VAALCO, AcquireCo, TransGlobe, any of their affiliates and the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and VAALCO, AcquireCo, TransGlobe, any of their affiliates and the Depositary, as applicable, shall notify the relevant Person of such sale or other disposition and remit to such Person any unapplied balance of the net proceeds of such sale or other disposition (after deduction for (x) the amounts required to satisfy the required withholding under the Plan of Arrangement in respect of such Person, (y) reasonable commissions payable to the broker and (z) other reasonable costs and expenses).

2.17	Adjustment of Consideration

(a)

Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the issued and outstanding VAALCO Shares shall have been changed into a different number of shares by reason of any split or consolidation of the issued and outstanding VAALCO Shares, then the Consideration to be paid per TransGlobe Share shall be appropriately adjusted to provide to TransGlobe Shareholders the same economic effect as contemplated by this Agreement and the Arrangement prior to such action and as so adjusted shall, from and after the date of such event, be the Consideration to be paid per TransGlobe Share.

(b)

If on or after the date hereof, TransGlobe declares, sets aside or pays any dividend or other distribution to the TransGlobe Shareholders of record as of a time prior to the Effective Time, then the Consideration to be paid per TransGlobe Share shall be appropriately adjusted to provide to TransGlobe Shareholders the same economic effect as contemplated by this Agreement and the Arrangement prior to such action and as so adjusted shall, from and after the date of such event, be the Consideration to be paid per TransGlobe Share. For greater certainty, if TransGlobe takes any of the actions referred to above, the aggregate Consideration to be paid by AcquireCo shall be decreased by an equivalent amount.

(c)

If on or after the date hereof, VAALCO declares, sets aside or pays any dividend or other distribution to the VAALCO Stockholders of record as of a time prior to the Effective Time (except for regular quarterly dividends to VAALCO Stockholders made in accordance with Section 5.2(b)(ii)), then the Consideration to be paid per TransGlobe Share shall be appropriately adjusted to provide to TransGlobe Shareholders the same economic effect as contemplated by this Agreement and the Arrangement prior to such action and as so adjusted shall, from and after the date of such event, be the Consideration to be paid per TransGlobe Share. For greater certainty, if VAALCO takes any of the actions referred to above, the aggregate Consideration to be paid by AcquireCo shall be increased by an equivalent amount.

2.18	Governance and Transitional Matters

VAALCO covenants with TransGlobe that it will take all actions necessary to ensure that, as of the Effective Time:

(a)	four of the members of the VAALCO Board shall be Andrew L. Fawthrop, George Maxwell, Cathy Stubbs and Fabrice Nze-Bekale, being the members of the VAALCO Board as of the date hereof;

(b)	three of the members of the VAALCO Board shall be David Cook, Edward LaFehr and Timothy Marchant, being members of the TransGlobe Board as of the date hereof; and

(c)	the chairman of the VAALCO Board shall be Andrew Fawthrop, being the chairman of the VAALCO Board as of the date hereof.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF TRANSGLOBE

3.1	Representations and Warranties

Except as set forth in the TransGlobe Public Documents (excluding any disclosures in the TransGlobe Public Documents under the heading “Risk Factors” or “Forward-Looking Statement” and any other disclosures contained in such documents that are predictive, cautionary or forward- looking in nature) or the TransGlobe Disclosure Letter (which disclosure shall apply against any representations or warranties to which it is reasonably apparent it should relate), TransGlobe hereby represents and warrants to VAALCO and AcquireCo the representations and warranties set forth in Schedule 3.1 hereto and acknowledges that VAALCO and AcquireCo are relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the transactions contemplated herein.

3.2	Disclaimer

VAALCO and AcquireCo agree and acknowledge that, except as set forth in this Agreement, TransGlobe makes no representation or warranty, express or implied, at law or in equity, with respect to TransGlobe, its Subsidiaries, their respective businesses, their past, current or future financial condition or their assets, liabilities or operations, or their past, current or future profitability, performance or cash flows, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed.

3.3	Survival of Representations and Warranties

The representations and warranties of TransGlobe contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF VAALCO AND ACQUIRECO

4.1	Representations and Warranties

Except as set forth in the VAALCO Public Documents (excluding any disclosures in the VAALCO Public Documents under the heading “Risk Factors” or “Forward-Looking Statement” and any other disclosures contained in such documents that are predictive, cautionary or forward-looking in nature) or the VAALCO Disclosure Letter (which disclosure shall apply against any representations or warranties to which it is reasonably apparent it should relate), VAALCO and AcquireCo hereby jointly and severally represent and warrant to TransGlobe the representations and warranties set forth in Schedule 4.1 hereto and acknowledge that TransGlobe is relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the transactions contemplated herein.

4.2	Disclaimer

TransGlobe agrees and acknowledges that, except as set forth in this Agreement, VAALCO and AcquireCo makes no representation or warranty, express or implied, at law or in equity, with respect to VAALCO, AcquireCo, their Subsidiaries, their respective businesses, their past, current or future financial condition or their assets, liabilities or operations, or their past, current or future profitability, performance or cash flows, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed.

4.3	Survival of Representations and Warranties

The representations and warranties of VAALCO and AcquireCo contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5 COVENANTS

5.1	Covenants of TransGlobe Regarding the Conduct of Business

TransGlobe covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, except: (i) as set out in Section 5.1 of the TransGlobe Disclosure Letter, (ii) as expressly required by this Agreement or expressly permitted by this Section 5.1, (iii) as required by applicable Law or a Governmental Entity, (iv) to comply with COVID-19 Measures or that is a COVID-19 Response, or (v) unless VAALCO shall otherwise agree in writing:

(a)

TransGlobe shall and shall cause each of its Subsidiaries to: (i) in all material respects conduct its and their respective businesses only in, and not take any action except in, the ordinary course of business and in accordance with good oil and gas field and industry practice; (ii) use commercially reasonable efforts to preserve intact its and their present business organization, goodwill, business relationships and assets and to keep available the services of its and their officers and employees as a group; and (iii) conduct its and their affairs regarding Petroleum Rights Agreements (and, to the extent within its or their reasonable control, operations thereunder) in accordance with good oil and gas field and industry practice;

(b)	without limiting the generality of Section 5.1(a), TransGlobe shall not, and shall cause each of its Subsidiaries not to, directly or indirectly:

(i)	amend or propose to amend its articles, by-laws or other constating documents, including partnership agreements, or those of its Subsidiaries;

(ii)	declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any TransGlobe Shares;

(iii)

issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to issue, sell, grant, award, pledge, dispose of or otherwise encumber any TransGlobe Shares or other equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any TransGlobe Shares or other equity or voting interests or other securities or any shares of its Subsidiaries (including, for greater certainty, TransGlobe Options, TransGlobe DSUs, TransGlobe PSUs, TransGlobe RSUs or any other equity based awards), other than pursuant to the exercise or settlement (as applicable) of TransGlobe Options that are outstanding as of the date of this Agreement in accordance with their terms (as such terms are disclosed in the TransGlobe Public Documents);

(iv)	split, combine or reclassify any outstanding TransGlobe Shares or the securities of any of its Subsidiaries;

(v)

redeem, purchase or otherwise acquire or offer to purchase or otherwise acquire TransGlobe Shares or other securities of TransGlobe or any securities of its Subsidiaries other than purchases of TransGlobe Shares in satisfaction of the payment of the exercise price or tax withholdings upon the exercise or vesting of TransGlobe equity awards;

(vi)	amend the terms of any securities of TransGlobe or any of its Subsidiaries;

(vii)	adopt or propose a plan of liquidation or resolutions providing for the liquidation or dissolution of TransGlobe or any of its Subsidiaries;

(viii)	reorganize, amalgamate or merge TransGlobe or its Subsidiaries with any other Person;

(ix)

sell, pledge, lease, dispose of, mortgage, licence, encumber or otherwise transfer or agree to sell, pledge, lease, dispose  of, mortgage, licence, encumber or otherwise transfer any assets of TransGlobe or any of its Subsidiaries or any interest in any assets of TransGlobe or any of its Subsidiaries, other than (A) sales and dispositions of raw materials, obsolete or surplus equipment or other inventories or crude oil, natural gas or related hydrocarbons or any other production, in each case only if in the ordinary course of business, or (B) encumbrances and Liens that are incurred in the ordinary course of business;

(x)

acquire (by merger, consolidation, acquisition of stock or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction or in a series of related transactions, any Person, or, other than investments required by existing Contracts to which a TransGlobe JV Entity is a party or bound, make any investment or agree to make any investment, directly or indirectly, in one transaction or in a series of related transactions, either by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer or purchase of any property or assets of any other Person;

(xi)

incur any  capital expenditures or enter  into  any  agreement obligating TransGlobe or its Subsidiaries to provide for future capital expenditures other than (A) capital expenditures forming part of the budget for the 2022 fiscal year that has been approved by the TransGlobe Board in the ordinary course of business and disclosed to VAALCO, and (B) capital expenditures set forth in Section 5.1(b)(xi) of the TransGlobe Disclosure Letter;

(xii)

approve any work program, budget, expenditure or capital commitment relating to any Petroleum Rights Agreement involving expenditures in excess of $5,000,000 (net share to TransGlobe or the applicable Subsidiary) in any case other than:

(A)	any such expenditure covered by any budget approved prior to the date of this Agreement; or

(B)	any such expenditure in respect of which VAALCO has given its prior written approval (not to be unreasonably conditioned, withheld or delayed);

(xiii)	make any changes in financial accounting methods, principles, policies or practices, except as required, in each case, by IFRS or by applicable Law;

(xiv)	reduce the stated capital of the shares of TransGlobe or any of its Subsidiaries;

(xv)

(A) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of TransGlobe or any of its Subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for (x) borrowings under credit facilities in effect as of the date of this Agreement in the ordinary course of business and/or to refinance the TransGlobe Term Loans (provided, that such new debt being incurred to refinance the TransGlobe Term Loans shall (1) not be in an aggregate principal amount in excess of the debt being refinanced (plus reasonable fees and expenses) and (2) be prepayable on the Effective Date by VAALCO or AcquireCo at par and without penalty or premium), (y) letters of credit, reclamation bonds, financial assurances or other guarantees in respect of environmental or other obligations otherwise permitted to be incurred, or not prohibited, under this Agreement, or (z) borrowings under facilities entered into between two wholly-owned Subsidiaries of TransGlobe, or (B) make any loans, advances (other than any advances to employees in the ordinary course of business) or capital contributions to, or investments in, any other person, other than to any joint venture of TransGlobe or any of its Subsidiaries in the ordinary course of business or to TransGlobe or any of its Subsidiaries;

(xvi)

pay, discharge, settle, satisfy, compromise, waive, assign or release any claims, rights, liabilities or obligations (including any litigation, proceeding or investigation by any Governmental Entity) other than:

(A)

the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in TransGlobe’s financial statements (or in  those of any of its Subsidiaries) or incurred in the ordinary course of business; or

(B)	payment of any fees related to the Arrangement;

(xvii)

enter into any agreement that, if entered into prior to the date hereof, would have been a  TransGlobe Material Contract, or modify, amend in any material respect, transfer or terminate any TransGlobe Material Contract, or waive, release, or assign any material rights or claims thereto or thereunder;

(xviii)

breach in any material respect (by act or omission) any of the provisions of the TransGlobe Material Contracts (and notify VAALCO in a timely manner of any facts or circumstances of which it is aware which indicate that there has been such a material breach);

(xix)

enter into or terminate any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other financial instruments or like transaction, other than in the ordinary course of business;

(xx)	materially change the business carried on by TransGlobe and its Subsidiaries, as a whole;

(xxi)

except as is necessary to comply with applicable Laws or as required by the terms of the TransGlobe Benefit Plans in effect on the date of this Agreement or as required pursuant to the terms of this Agreement: (A) grant, accelerate, or increase any severance, change of control or termination pay to (or amend any existing arrangement relating to the foregoing with) any director, officer or employee of TransGlobe or any of its Subsidiaries; (B) grant, accelerate, or increase any payment, bonus, award (equity or otherwise) or other benefits payable to, or for the benefit of, any director, officer or employee of TransGlobe or any of its Subsidiaries; (C) increase the coverage, contributions, funding requirements or benefits available under any TransGlobe Benefit Plan or create any new plan which would be considered to be a TransGlobe Benefit Plan once created; (D) increase compensation (in any form), bonus levels or other benefits payable to any director, officer, employee or consultant of TransGlobe or any of its Subsidiaries, or grant any general increase in the rate of wages, salaries, bonuses or other remuneration, except for base salary increases for employees (other than Senior Employees) in the ordinary course of business; (E) make any material determination under any TransGlobe Benefit Plan that is not in the ordinary course of business; (F) establish, adopt, enter into, amend or terminate any collective bargaining agreement or TransGlobe Benefit Plan; or (G) take or propose any action to effect any of the foregoing;

(xxii)	make any bonus or profit sharing distribution or similar payment of any kind;

(xxiii)	terminate the employment of any Senior Employee, except for cause or hire any Senior Employee; or

(xxiv)

take any action or fail to take any action which action or failure to act would reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension of, or the revocation or limitation of rights under, any material Authorizations necessary to conduct its businesses as now conducted, and use its commercially reasonable efforts to maintain such Authorizations;

(c)

TransGlobe shall use all commercially reasonable efforts to cause its current insurance (or re-insurance) policies maintained by TransGlobe or any of its Subsidiaries not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and reinsurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to Section 5.11(a), neither TransGlobe nor any of its Subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months;

(d)	TransGlobe and each of its Subsidiaries shall:

(i)	not take any action inconsistent with past practice relating to the filing of any Tax Return or the withholding, collecting, remitting and payment of any Tax;

(ii)

not amend any Tax Return or change in any material respect any of its methods of reporting income, deductions or accounting for Tax purposes from those employed in the preparation of its most recently filed Tax Returns, except as may be required by applicable Laws (as determined in good faith consultation with VAALCO);

(iii)

not make, change or revoke any material election relating to Taxes, other than any election that has yet to be made in respect of any event or circumstance occurring prior to the date of the Agreement and which will be made in a manner consistent with the past practice of TransGlobe and its Subsidiaries, as applicable;

(iv)

not enter into any Tax sharing, Tax allocation, Tax related waiver or Tax indemnification agreement, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes or the deadline to file any Tax Returns;

(v)	not settle (or offer to settle) any material Tax claim, audit, proceeding or re- assessment;

(vi)	not surrender any right to claim a refund of Taxes;

(vii)	not make a request for a Tax ruling to any Governmental Entity;

(viii)

keep VAALCO reasonably informed, on a current basis, of any events, discussions, notices or changes with respect to any Tax investigation (other than ordinary course communications which could not reasonably be expected to be material to TransGlobe and its Subsidiaries, taken as a whole); and

(ix)

not make any “investments” (as defined for purposes of section 212.3 of the Tax Act) in any corporation that is a “foreign affiliate” of TransGlobe and/or any of its Subsidiaries (including, for greater certainty, an indirect investment described in paragraph 212.3(10)(f) of the Tax Act), except to the extent that such investment is made in the ordinary course of business in accordance with spending plans pre-dating the signing of this Agreement; and

(e)	TransGlobe shall not authorize, agree to, propose, enter into or modify any Contract to do any of the matters prohibited by the other subsections of this Section 5.1 or resolve to do so.

5.2	Covenants of VAALCO Regarding the Conduct of Business

VAALCO covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, except: (i) as set out in Section 5.2 of the VAALCO Disclosure Letter, (ii) as expressly required by this Agreement or expressly permitted by this Section 5.2, (iii) as required by applicable Law or a Governmental Entity, (iv) to comply with COVID-19 Measures or that is a COVID-19 Response, or (v) unless TransGlobe shall otherwise agree in writing:

(a)

VAALCO shall and shall cause each of its Subsidiaries to: (i) in all material respects conduct its and their respective businesses only in, and not take any action except in, the ordinary course of business and in accordance with good oil and gas field and industry practice; (ii) use commercially reasonable efforts to preserve intact its and their present business organization, goodwill, business relationships and assets and to keep available the services of its and their officers and employees as a group; and (iii) conduct its and their affairs regarding Petroleum Rights Agreements (and, to the extent within its or their reasonable control, operations thereunder) in accordance with good oil and gas field and industry practice;

(b)	without limiting the generality of Section 5.2(a), VAALCO shall not, and shall cause each of its Subsidiaries not to, directly or indirectly:

(i)	amend or propose to amend the articles, by-laws or other constating documents of VAALCO or AcquireCo;

(ii)

declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any VAALCO Shares, except for regular quarterly dividends to VAALCO Stockholders not in excess of $0.0325 per VAALCO Share, in the ordinary course of business and any such action solely between or among VAALCO and its Subsidiaries or between or among Subsidiaries of VAALCO;

(iii)

issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to issue, sell, grant, award, pledge, dispose of or otherwise encumber any VAALCO Shares or other equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any VAALCO Shares or other equity or voting interests or other securities or any shares of its Subsidiaries (including, for greater certainty, VAALCO equity awards or any other equity based awards), other than (A) pursuant to the exercise of VAALCO equity awards in accordance with their terms (as such terms are disclosed in the VAALCO Public Documents), (B) grants of VAALCO equity awards in the ordinary course of business, and

(C) any such action solely between or among VAALCO and its Subsidiaries or between or among Subsidiaries of VAALCO;

(iv)	split, combine or reclassify any outstanding VAALCO Shares;

(v)

redeem, purchase or otherwise acquire or offer to purchase or otherwise acquire VAALCO Shares or other securities of VAALCO, other than (A) ordinary course purchases of VAALCO Shares made in the public markets and at the prevailing market price and (B) purchases of VAALCO Shares in satisfaction of the payment of the exercise price or tax withholdings upon the exercise or vesting of VAALCO equity awards;

(vi)	amend the terms of the VAALCO Shares;

(vii)	adopt or propose a plan of liquidation or resolutions providing for the liquidation or dissolution of VAALCO or AcquireCo;

(viii)	reorganize, amalgamate or merge VAALCO or AcquireCo with any other Person;

(ix)	make any changes in financial accounting methods, principles, policies or practices, except as required, in each case, by U.S. GAAP or by applicable Law;

(x)	reduce the stated capital of the VAALCO Shares;

(xi)

sell, pledge, lease, dispose of, mortgage, licence, encumber or otherwise transfer or agree to sell, pledge, lease, dispose  of, mortgage, licence, encumber or otherwise transfer any assets of VAALCO or any of its Subsidiaries or any interest in any assets of VAALCO or any of its Subsidiaries, other than (A) sales and dispositions of raw materials, obsolete or surplus equipment or other inventories or crude oil, natural gas or related hydrocarbons or any other production, in each case only if in the ordinary course of business, or (B) encumbrances and Liens that are incurred in the ordinary course of business;

(xii)

acquire (by merger, consolidation, acquisition of stock or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction or in a series of related transactions, any Person, or, other than investments required by existing Contracts to which a VAALCO JV Entity is a party or bound, make any investment or agree to make any investment, directly or indirectly, in one transaction or in a series of related transactions, either by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer or purchase of any property or assets of any other Person;

(xiii)

enter into any agreement that, if entered into prior to the date hereof, would have been a VAALCO Material Contract, or modify, amend in any material respect, transfer or terminate any VAALCO Material Contract, or waive, release, or assign any material rights or claims thereto or thereunder;

(xiv)

breach in any material respect (by act or omission) any of the provisions of the VAALCO Material Contracts (and notify TransGlobe in a timely manner of any facts or circumstances of which it is aware which indicate that there has been such a material breach); or

(xv)	materially change the business carried on by VAALCO and its Subsidiaries, taken as a whole;

(c)

VAALCO shall use all commercially reasonable efforts to cause its current insurance (or re-insurance) policies maintained by VAALCO or any of its Subsidiaries not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and reinsurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(d)

VAALCO shall not authorize, agree to, propose, enter into or modify any Contract to do any of the matters prohibited by the other subsections of this Section 5.2 or resolve to do so; provided, however, that VAALCO may enter into, engage in, continue or otherwise participate in any discussions or negotiations with any Person regarding the acquisition of such Person or the purchase of any property or assets from any other Person.

5.3	Covenants Relating to the Consideration Shares

(a)	VAALCO shall apply for and use commercially reasonable efforts to obtain:

(i)	approval of the listing for trading on the NYSE by the Effective Time of the Consideration Shares issuable pursuant to the Arrangement, subject to official notice of issuance;

(ii)

acknowledgement from the FCA that the application for Admission has been approved and (after satisfaction of any conditions to which such approval is expressed to be subject (“U.K. Listing Conditions”)), Admission will become effective as soon as a dealing notice has been issued by the FCA and any U.K. Listing Conditions having been satisfied; and

(iii)	acknowledgement from the LSE that the conditions to the Enlarged Share Capital being admitted to trading on the standard segment of the Main Market have been satisfied.

(b)

TransGlobe shall use commercially reasonable efforts to cooperate with VAALCO in connection with the  actions set out in paragraph (a) above, including by providing information reasonably requested by VAALCO in connection therewith.

5.4	Covenants of VAALCO Regarding Blue-Sky Laws

VAALCO shall use its commercially reasonable efforts ensure that the Consideration Shares shall, at the Effective Time, either be registered or qualified under all applicable U.S. state securities laws, or exempt from such registration and qualification requirements.

5.5	Mutual Covenants of the Parties Regarding Takeover Laws

Each of the Parties agrees that it and its board of directors shall (a) grant all such approvals and take all such actions as are reasonably necessary or appropriate so that no Takeover Law prohibits or impairs consummation of the transactions contemplated hereby and (b) if any Takeover Law prohibits or impairs consummation of the transactions contemplated  hereby, grant all such approvals and take all such actions as are reasonably necessary or appropriate so that such transactions may be consummated as promptly as practicable hereafter on the terms contemplated hereby and otherwise act reasonably to eliminate or minimize the effects of such Takeover Law on such transactions.

5.6	Mutual Covenants of the Parties Relating to the Arrangement

Each of the Parties covenants and agrees that, other than in connection with Section 6.2(d), subject to the terms and conditions of this Agreement, during that period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)

it shall use its commercially reasonable efforts to, and shall cause its Subsidiaries to use all commercially reasonable efforts to, satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including using its commercially reasonable efforts to promptly: (i) obtain all necessary waivers, consents and approvals required to be obtained by it from parties to TransGlobe Material Contracts or VAALCO Material Contracts, as the case may be; (ii) obtain all necessary and material Authorizations as are required to be obtained by it or any of its Subsidiaries under applicable Laws; (iii) fulfill all conditions and satisfy all provisions of this Agreement and the Arrangement, including delivery of the certificates of their respective officers contemplated by Sections 6.2(a), 6.2(b), 6.2(c), 6.3(a), 6.3(b) and 6.3(c); and (iv) co-operate with the other Party in connection with the performance by it and its Subsidiaries of their obligations hereunder;

(b)

it shall not take any action, shall refrain from taking any action, and shall not permit any action to be taken or not taken, which would reasonably be expected to, individually or in the aggregate, prevent, materially impede or materially delay the consummation of the Arrangement or the other transactions contemplated herein;

(c)

it shall use commercially reasonable efforts to: (i) defend all lawsuits or other legal, regulatory or other Proceedings against itself or any of its Subsidiaries challenging or affecting this Agreement or the consummation of the transactions contemplated hereby; (ii) appeal, overturn or have lifted or rescinded any injunction or restraining order or other order, including Orders, relating to itself or any of its Subsidiaries which may materially adversely affect the ability of the Parties to consummate the Arrangement; and (iii) appeal or overturn or otherwise have lifted or rendered non- applicable in respect of the Arrangement, any Law that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins TransGlobe, VAALCO or AcquireCo from consummating the Arrangement; and

(d)

it shall carry out the terms of the Interim Order and Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on it or its Subsidiaries or affiliates with respect to the transactions contemplated hereby.

5.7	Treatment of TransGlobe Awards

The Parties and the TransGlobe Board (and any relevant committee thereof) will take such actions (including all actions permitted under the TransGlobe Equity Incentive Plans) as are necessary such that, from and after the Effective Time:

(a)	Each TransGlobe Award, in each case that is outstanding as of immediately prior to the Effective Time, shall be dealt with as provided in the Plan of Arrangement.

(b)

Notwithstanding any provision herein to the contrary, at or prior to the Effective Time, TransGlobe, the Board or the Compensation, Human Resources and Governance Committee of the Board, as applicable, shall adopt any resolutions and take all actions that are necessary to effectuate the provisions of this Agreement and the Plan of Arrangement related to the TransGlobe Awards.

5.8	Certain TransGlobe Covenants Regarding Non-Solicitation

(a)

Except as otherwise expressly provided in this Section 5.8, TransGlobe shall not, and TransGlobe shall cause its Subsidiaries and their respective directors, officers, employees, and shall use its reasonable best efforts to cause its other Representatives, not to:

(i)

solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing confidential information or entering into any form of agreement, arrangement or understanding (other than a confidentiality agreement pursuant to Section 5.8(e))) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to a TransGlobe Acquisition Proposal;

(ii)

enter into, engage in, continue or otherwise participate in any discussions or negotiations with any Person (other than VAALCO and its Subsidiaries or affiliates) in respect of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to a TransGlobe Acquisition Proposal, it being acknowledged and agreed that, provided TransGlobe is then in compliance with its obligations under this Section 5.8, TransGlobe may (x) advise any Person of the restrictions of this Agreement, (y) advise a Person who has submitted a written TransGlobe Acquisition Proposal of the conclusion (without further communication) that its TransGlobe Acquisition Proposal does not constitute a TransGlobe Superior Proposal or (z) communicate with any Person solely for the purposes of clarifying the terms of any inquiry, proposal or offer made by such Person;

(iii)

accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking relating to any TransGlobe Acquisition Proposal (other than a confidentiality agreement pursuant to Section 5.8(e));

(iv)

(1) modify or qualify in any manner adverse to (or public proposal to do so) VAALCO or AcquireCo, or withdraw, the  TransGlobe  Board Recommendation, (2) make any approval, endorsement or recommendation (or public proposal to do so) by the TransGlobe Board of any tender offer, take-over bid or other TransGlobe Acquisition Proposal (other than a recommendation against such offer, bid or TransGlobe Acquisition Proposal), (3) fail to include the TransGlobe Board Recommendation in the TransGlobe Circular, (4) fail to publicly reaffirm the TransGlobe Board Recommendation within five Business Days after VAALCO reasonably requests in writing after a material event or development (other than an event described in clause (5) below) (or within such fewer number of days as remains before the day that is two Business Days before the TransGlobe Meeting), (5) in the case of a take-over bid subject to National Instrument 62-104 - Takeover Bids and Issuer Bids, fail to unanimously (subject to abstentions of any conflicted director) recommend, in a directors’ circular, rejection of such take-over bid within fifteen days of the date of such take- over bid, or (6) take no position or a neutral position with respect to a TransGlobe Acquisition Proposal for more than five Business Days after the public announcement of such TransGlobe Acquisition Proposal (it being understood that taking no position or a neutral position with respect to a TransGlobe Acquisition Proposal for a period of no more than five Business Days after the public announcement of such TransGlobe Acquisition Proposal will not be considered to be a TransGlobe  Change in Recommendation provided the TransGlobe Board has rejected such TransGlobe Acquisition Proposal and reaffirmed the TransGlobe Board

Recommendation before the end of such five Business Day period) ((1), (2), (3), (4), (5) or (6) each a “TransGlobe Change in Recommendation”); or

(v)	make any public announcement or take any other action inconsistent with the approval, recommendation or declaration of advisability of the TransGlobe Board of the transactions contemplated hereby.

(b)

TransGlobe shall, and shall cause its Subsidiaries and Representatives to, immediately cease any solicitation, discussions, negotiations or other activities commenced prior to the date of this Agreement with any Person (other than VAALCO and its Subsidiaries or affiliates) conducted by TransGlobe or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, a TransGlobe Acquisition Proposal, and, in connection therewith, TransGlobe will discontinue access to and disclosure of its and its Subsidiaries’ confidential information (and not allow access to or disclosure of any such confidential information, or any data room, virtual or otherwise) and shall as soon as practicable (and in any event within 24 hours) request, and use its commercially reasonable efforts to exercise all rights it has (or cause its Subsidiaries to exercise any rights that they have) to require the return or destruction of all confidential information regarding TransGlobe and its Subsidiaries previously provided in connection therewith to any Person other than VAALCO and AcquireCo to the extent such information has not already been returned or destroyed and use commercially reasonable efforts to ensure that such obligations are fulfilled.

(c)

TransGlobe represents and warrants as of the date of this Agreement that neither TransGlobe nor any of its Subsidiaries has waived any standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which TransGlobe or any of its Subsidiaries is a party, except to permit submissions of expressions of interest prior to the date of this Agreement. TransGlobe covenants and agrees that (i) it shall enforce each standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which TransGlobe or any of its Subsidiaries is a party, and (ii) neither TransGlobe nor any of its Subsidiaries nor any of their respective Representatives has (within the last 12 months) or will, without the prior written consent of VAALCO (which may be withheld or delayed in VAALCO’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting TransGlobe, or any of its Subsidiaries, under any standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which TransGlobe or any of its Subsidiaries is a party; provided, however, that the Parties acknowledge and agree that the automatic termination or release of any such standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction in accordance with its terms shall not be a breach of this Section 5.8(c).

(d)

TransGlobe shall as soon as practicable, and in any event, within 24 hours, notify VAALCO (orally at first and then in writing, in each case within 24 hours) if it receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to a TransGlobe Acquisition Proposal, of such TransGlobe Acquisition Proposal, inquiry, proposal or offer, including the identity of the Person making such TransGlobe Acquisition Proposal, inquiry, proposal or offer and the material terms and conditions thereof and unredacted copies of all material or substantive documents or correspondence received in respect of, from or on behalf of any such Person. TransGlobe shall keep VAALCO promptly and fully informed of the material developments and discussions and negotiations with respect to such TransGlobe Acquisition Proposal, inquiry, proposal or offer, including any material changes, modifications or other amendments thereto.

(e)

Notwithstanding any other provision of this Agreement, if at any time following the date of this Agreement, and prior to the TransGlobe Shareholder Approval having been obtained, TransGlobe receives a request for material non-public information or to enter into discussions, from a Person that proposes to TransGlobe an unsolicited bona fide written TransGlobe Acquisition Proposal that did not result from a breach of this Section 5.8 (and which has not been withdrawn) and the TransGlobe Board determines, in good faith after consultation with its outside financial and legal advisors, that such TransGlobe Acquisition Proposal constitutes or would reasonably be expected to constitute a TransGlobe Superior Proposal (disregarding, for the purposes of such determination, any due diligence or access condition to which such TransGlobe Acquisition Proposal is subject), then, and only in such case, TransGlobe may (x) enter into, participate in, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the Person making such TransGlobe Acquisition Proposal, and (y) provide the Person making such TransGlobe Acquisition Proposal with, or access to, confidential information regarding TransGlobe and its Subsidiaries, but only to the extent that VAALCO had previously been, or is concurrently, provided with, or access to, the same information, if, and only if:

(i)

TransGlobe has entered into a confidentiality agreement on terms no less favourable in aggregate to TransGlobe than the Confidentiality Agreement (provided such confidentiality agreement shall not be required to have any standstill provisions), a copy of which shall be provided to VAALCO promptly and in any event prior to providing such Person with any such copies, access or disclosure, and provided further that such confidentiality agreement will not contain any exclusivity provision or other term that would restrict, in any manner, TransGlobe’s ability to consummate the transactions contemplated hereby or to comply with its disclosure obligations to VAALCO and AcquireCo pursuant to this Agreement, and any such copies, access or disclosure provided to such Person will have already been, or will substantially concurrently be, provided to VAALCO;

(ii)

the Person submitting the TransGlobe Acquisition Proposal was not restricted from making such TransGlobe Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar agreement, restriction or covenant with TransGlobe or any of its Subsidiaries; and

(iii)	TransGlobe has been, and continues to be, in material compliance with this Section 5.8.

(f)

Notwithstanding any other provision of this Agreement, TransGlobe shall not make a TransGlobe Change in Recommendation in connection with a TransGlobe Acquisition Proposal unless all of the following conditions are satisfied:

(i)	the TransGlobe Board has determined that the TransGlobe Acquisition Proposal constitutes a TransGlobe Superior Proposal;

(ii)	the TransGlobe Shareholder Approval has not been obtained;

(iii)	TransGlobe has been, and continues to be, in material compliance with this Section 5.8;

(iv)

TransGlobe has promptly provided VAALCO with a notice in writing that there is a TransGlobe Superior Proposal, together with all documentation related to and detailing the TransGlobe Superior Proposal, including a copy of any proposed agreement and all ancillary documentation relating to such TransGlobe Superior Proposal as well as the cash value that the TransGlobe Board has, after consultation with outside financial advisors, determined should be ascribed to any non-cash consideration offered under the TransGlobe Superior Proposal;

(v)	five Business Days (the “VAALCO Response Period”) shall have elapsed from the date VAALCO received the notice and documentation referred to in Section 5.8(f)(iv) from TransGlobe; and

(vi)

if VAALCO has proposed to amend the terms of the Arrangement in accordance with Section 5.8(g), the TransGlobe Board shall have determined, in good faith, after consultation with its outside financial and legal advisors, that the TransGlobe Acquisition Proposal remains a TransGlobe Superior Proposal compared to the proposed amendment to the terms of the Arrangement by VAALCO, if applicable.

(g)

For greater certainty, notwithstanding any TransGlobe Change in Recommendation, unless this Agreement has been terminated in accordance with its terms, TransGlobe shall cause the TransGlobe Meeting to occur and the Arrangement Resolution to be put to the TransGlobe Shareholders thereat for consideration in accordance with this Agreement, and TransGlobe shall not, except as required by applicable Law, submit to a vote of its shareholders any TransGlobe Acquisition Proposal other than the Arrangement Resolution prior to the termination of this Agreement.

(h)

TransGlobe acknowledges and agrees that, during the VAALCO Response Period or such longer period as TransGlobe may approve for such purpose, VAALCO shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement, including an increase in, or modification of, the Consideration. The

TransGlobe Board will review any such proposal to determine in good faith whether VAALCO’s proposal to amend the Agreement would result in the TransGlobe Acquisition Proposal ceasing to be a TransGlobe Superior Proposal. If the TransGlobe Board determines that the TransGlobe Acquisition Proposal is not a TransGlobe Superior Proposal as compared to the proposed amendments to the terms of the Agreement, it will promptly advise VAALCO and enter into an amended agreement with VAALCO reflecting such proposed amendments. If the TransGlobe Board continues to believe in good faith, after consultation with its financial advisors and outside legal counsel, that such TransGlobe Acquisition Proposal remains a TransGlobe Superior Proposal and therefore rejects VAALCO’s offer to amend this Agreement and the Arrangement, if any, TransGlobe may, subject to compliance with the other provisions hereof, make a TransGlobe Change in Recommendation. Each successive modification of any TransGlobe Acquisition Proposal shall constitute a new TransGlobe Acquisition Proposal for the purposes of this Section 5.8 and VAALCO shall be afforded a new VAALCO Response Period in respect of each such TransGlobe Acquisition Proposal from the date on which VAALCO received the notice and documentation referred to in Section 5.8(f)(iv) in respect of such new TransGlobe Superior Proposal from TransGlobe.

(i)

The TransGlobe Board will promptly reaffirm the TransGlobe Board Recommendation by press release after: (A) the TransGlobe Board determines any TransGlobe Acquisition Proposal that has been publicly announced or publicly disclosed is not a TransGlobe Superior Proposal; or (B) the TransGlobe Board determines that a proposed amendment to the terms of the Arrangement would result in any TransGlobe Acquisition Proposal which has been publicly announced or made not being a TransGlobe Superior Proposal. VAALCO and its legal counsel will be given a reasonable opportunity to review and comment on the form and content of any such press release and TransGlobe will make all reasonable amendments to such press release as requested by VAALCO and its legal counsel.

(j)	Notwithstanding the foregoing, TransGlobe may effect a TransGlobe Change in Recommendation in response to a TransGlobe Intervening Event if and only if all of the following are satisfied:

(i)

the TransGlobe Board shall have determined in good faith (after consultation with its outside legal counsel) that the failure to effect a TransGlobe Change in Recommendation in response to such TransGlobe Intervening Event would be inconsistent with its fiduciary duties under applicable Law;

(ii)	the TransGlobe Shareholder Approval shall not have been obtained;

(iii)

TransGlobe shall have promptly provided VAALCO with a  notice in writing that it intends to effect a TransGlobe Change in Recommendation in response to a TransGlobe Intervening Event, describing in reasonable detail the underlying facts giving rise to, and the reasons for making, such TransGlobe Change in Recommendation (it being understood that such notice shall not constitute a TransGlobe Change in Recommendation for purposes of this Agreement);

(iv)	five Business Days (the “VAALCO Intervening Event Response Period”) shall have elapsed from the date VAALCO received the notice referred to in Section 5.8(j)(iii) from TransGlobe; and

(v)

if VAALCO has proposed to amend the terms of the Arrangement in accordance with Section 5.8(k), the TransGlobe Board shall have determined after complying with its obligations under Section 5.8(k), in good faith, after consultation with its outside legal advisors, that the failure to effect a TransGlobe Change in Recommendation in response to such TransGlobe Intervening Event would be inconsistent with its fiduciary duties under applicable Law.

(k)

TransGlobe acknowledges and agrees that, during the VAALCO Intervening Event Response Period or such longer period as TransGlobe may approve for such purpose, VAALCO shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement, including an increase in, or modification of, the Consideration. The TransGlobe Board will review any such proposal to determine in good faith whether VAALCO’s proposal to amend this Agreement would obviate the need to effect a TransGlobe Change in Recommendation in response to the TransGlobe Intervening Event. If the TransGlobe Board determines that it need not effect a TransGlobe Change in Recommendation in response to the TransGlobe Intervening Event in light of the proposed amendments to the terms of the Agreement, it will promptly advise VAALCO and enter into an amended agreement with VAALCO and AcquireCo reflecting such proposed amendments. If the TransGlobe Board continues to believe in good faith, after consultation with its outside legal counsel, that the failure to effect a TransGlobe Change in Recommendation in response to such TransGlobe Intervening Event would be inconsistent with its fiduciary duties under applicable Law and therefore rejects VAALCO’s offer to amend this Agreement and the Arrangement, if any, TransGlobe may, subject to compliance with the other provisions hereof, make a TransGlobe Change in Recommendation.

(l)

In circumstances where TransGlobe provides VAALCO with notice of a TransGlobe Superior Proposal and all documentation contemplated by Section 5.8(f)(iv) or a notice contemplated by Section 5.8(j)(iii), in each case, on a date that is less than seven Business Days prior to the TransGlobe Meeting, TransGlobe may, or if and as requested by VAALCO, TransGlobe shall, either proceed with or postpone the TransGlobe Meeting to a date that is not more than seven Business Days after the scheduled date of such TransGlobe Meeting, as directed by VAALCO, provided, however, that the TransGlobe Meeting shall not be adjourned or postponed to a date later than the fifth Business Day prior to the Outside Date.

(m)	Without limiting the generality of the foregoing, TransGlobe shall advise its Subsidiaries and its Representatives of the prohibitions set out in this Section 5.8 and any violation of the restrictions set forth in this Section 5.8 by TransGlobe, its Subsidiaries or Representatives is deemed to be a breach of this Section 5.8 by TransGlobe.

(n)

Nothing contained in this Section 5.8 shall prohibit TransGlobe or the TransGlobe Board or a committee thereof from making any disclosure to the TransGlobe Shareholders that is required by Law or stock exchange rule or listing agreement provided, however, that (i) TransGlobe shall provide VAALCO and its external legal counsel with a reasonable opportunity to review and comment on the form and content of any disclosure to be made pursuant to this Section 5.8(n) and shall give reasonable consideration to such comments, and (ii) this Section 5.8(n) shall not be deemed to permit the TransGlobe Board to make a TransGlobe Change in Recommendation other than in accordance with Section 5.8(f) or Section 5.8(j).

5.9	Certain VAALCO Covenants Regarding Non-Solicitation

(a)

Except as otherwise expressly provided in this Section 5.9, VAALCO shall not, and VAALCO shall cause its Subsidiaries (including AcquireCo) and their respective directors, officers, employees, and shall use its reasonable best efforts to cause its other Representatives, not to:

(i)

solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing confidential information or entering into any form of agreement, arrangement or understanding (other than a confidentiality agreement pursuant to Section 5.9(e))) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to a VAALCO Acquisition Proposal;

(ii)

enter into, engage in, continue or otherwise participate in any discussions or negotiations with any Person (other than TransGlobe and its Subsidiaries or affiliates) in respect of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to a VAALCO Acquisition Proposal, it being acknowledged and agreed that, provided VAALCO is then in compliance with its obligations under this Section 5.9, VAALCO may (x) advise any Person of the restrictions of this Agreement, (y) advise a Person who has submitted a written VAALCO Acquisition Proposal of the conclusion (without further communication) that its VAALCO Acquisition Proposal does not constitute a VAALCO Superior Proposal or

(z) communicate with any Person solely for the purposes of clarifying the terms of any inquiry, proposal or offer made by such Person;

(iii)

accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking relating to any VAALCO Acquisition Proposal (other than a confidentiality agreement pursuant to Section 5.9(e));

(iv)	(1) modify or qualify in any manner adverse to (or public proposal to do so) TransGlobe, or withdraw, the VAALCO Board Recommendation, (2) make any approval, endorsement or recommendation (or public proposal to do so) by the VAALCO Board of any tender offer, take-over bid or other VAALCO Acquisition Proposal (other than a recommendation against such offer, bid or VAALCO Acquisition Proposal), (3) fail to include the VAALCO Board Recommendation in the VAALCO Proxy Statement, (4) fail to publicly reaffirm the VAALCO Board Recommendation within five Business Days after TransGlobe reasonably requests in writing after a material event or development (other than an event described in clause (5) below) (or within such fewer number of days as remains before the day that is two Business Days before the VAALCO Meeting), (5) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9 against any VAALCO Acquisition Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the U.S. Exchange Act within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the U.S. Exchange Act) of such tender offer or exchange offer, or (6) take no position or a neutral position with respect to a VAALCO Acquisition Proposal for more than five Business Days after the public announcement of such VAALCO Acquisition Proposal (it being understood that taking no position or a neutral position with respect to a VAALCO Acquisition Proposal for a period of no more than five Business Days after the public announcement of such VAALCO Acquisition Proposal will not be considered to be a VAALCO Change in Recommendation provided, other than with respect to an event described in clause (5) above, the VAALCO Board has rejected such VAALCO Acquisition Proposal and reaffirmed the VAALCO Board Recommendation before the end of such five Business Day period) ((1), (2), (3), (4), (5) or (6) each a “VAALCO Change in Recommendation”); or

(v)	make any public announcement or take any other action inconsistent with the approval, recommendation or declaration of advisability of the VAALCO Board of the transactions contemplated hereby.

(b)

VAALCO shall, and shall cause its Subsidiaries and Representatives to, immediately cease any solicitation, discussions, negotiations or other activities commenced prior to the date of this Agreement with any Person (other than TransGlobe and its Subsidiaries or affiliates) conducted by VAALCO or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, a VAALCO Acquisition Proposal, and, in connection therewith, VAALCO will discontinue access to and disclosure of its and its Subsidiaries’ confidential information (and not allow access to or disclosure of any such confidential information, or any data room, virtual or otherwise) and shall as soon as practicable (and in any event within 24 hours) request, and use its commercially reasonable efforts to exercise all rights it has (or cause its Subsidiaries to exercise any rights that they have) to require the return or destruction of all confidential information regarding VAALCO and its Subsidiaries previously provided in connection therewith to any Person other than TransGlobe to  the  extent such  information has not already  been  returned or destroyed and use commercially reasonable efforts to ensure that such obligations are fulfilled.

(c)

VAALCO represents and warrants as of the date of this Agreement that neither VAALCO nor any of its Subsidiaries has waived any standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which VAALCO or any of its Subsidiaries is a party, except to permit submissions of expressions of interest prior to the date of this Agreement. VAALCO covenants and agrees that (i) it shall enforce each standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which VAALCO or any of its Subsidiaries is a party, and (ii) neither VAALCO nor any of its Subsidiaries nor any of their respective Representatives has (within the last 12 months) or will, without the prior written consent of TransGlobe (which may be withheld or delayed in TransGlobe’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting VAALCO, or any of its Subsidiaries, under any standstill, confidentiality, non- disclosure, business purpose, use or similar agreement or restriction to which VAALCO or any of its Subsidiaries is a party; provided, however, that the Parties acknowledge and agree that the automatic termination or release of any such standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction in accordance with its terms shall not be a breach of this Section 5.9(c).

(d)

VAALCO shall as soon as practicable, and in any event, within 24 hours, notify TransGlobe (orally at first and then in writing, in each case within 24 hours) if it receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to a VAALCO Acquisition Proposal, of such VAALCO Acquisition Proposal, inquiry, proposal or offer, including the identity of the Person making such VAALCO Acquisition Proposal, inquiry, proposal or offer and the material terms and conditions thereof and unredacted copies of all material or substantive documents or correspondence received in respect of, from or on behalf of any such Person. VAALCO shall keep TransGlobe promptly and fully informed of the material developments and discussions and negotiations with respect to such VAALCO Acquisition Proposal, inquiry, proposal or offer, including any material changes, modifications or other amendments thereto.

(e)

Notwithstanding any other provision of this Agreement, if at any time following the date of this Agreement, and prior to the VAALCO Stockholder Approval having been obtained, VAALCO receives a request for material non-public information or to enter into discussions, from a Person that proposes to VAALCO an unsolicited bona fide written VAALCO Acquisition Proposal that did not result from a breach of this Section 5.9 (and which has not been withdrawn) and the VAALCO Board determines, in good faith after consultation with its outside financial and legal advisors, that such VAALCO Acquisition Proposal constitutes or would reasonably be expected to constitute a VAALCO Superior Proposal (disregarding, for the purposes of such determination, any due diligence or access condition to which such VAALCO Acquisition Proposal is subject), then, and only in such case,

VAALCO may (x) enter into, participate in, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the Person making such VAALCO Acquisition Proposal, and (y) provide the Person making such VAALCO Acquisition Proposal with, or access to, confidential information regarding VAALCO and its Subsidiaries, but only to the extent that TransGlobe had previously been, or is concurrently, provided with, or access to, the same information, if, and only if:

(i)

VAALCO has entered into a confidentiality agreement on terms no less favourable in aggregate to VAALCO than the Confidentiality Agreement (provided such confidentiality agreement shall not be required to have any standstill provisions), a copy of which shall be provided to TransGlobe promptly and in any event prior to providing such Person with any such copies, access or disclosure, and provided further that such confidentiality agreement will not contain any exclusivity provision or other term that would restrict, in any manner, VAALCO’s ability to consummate the transactions contemplated hereby or to comply with its disclosure obligations to TransGlobe pursuant to this Agreement, and any such copies, access or disclosure provided to such Person will have already been, or will substantially concurrently be, provided to TransGlobe;

(ii)

the Person submitting the VAALCO Acquisition Proposal was not restricted from making such VAALCO Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar agreement, restriction or covenant with VAALCO or any of its Subsidiaries; and

(iii)	VAALCO has been, and continues to be, in material compliance with this Section 5.9.

(f)

Notwithstanding any other provision of this Agreement, VAALCO shall not make a VAALCO Change in Recommendation in connection with a VAALCO Acquisition Proposal unless all of the following conditions are satisfied:

(i)	the VAALCO Board has determined that the VAALCO Acquisition Proposal constitutes a VAALCO Superior Proposal;

(ii)	the VAALCO Stockholder Approval has not been obtained;

(iii)	VAALCO has been, and continues to be, in material compliance with this Section 5.9;

(iv)

VAALCO has promptly provided TransGlobe with a notice in writing that there is a VAALCO Superior Proposal, together with all documentation related to and detailing the VAALCO Superior Proposal, including a copy of any proposed agreement and all ancillary documentation relating to such VAALCO Superior Proposal as well as the cash value that the VAALCO Board has, after consultation with outside financial advisors, determined should be ascribed to any non-cash consideration offered under the VAALCO Superior Proposal;

(v)	five Business Days (the “TransGlobe Response Period”) shall have elapsed from the date TransGlobe received the notice and documentation referred to in Section 5.9(f)(iv) from VAALCO; and

(vi)

if TransGlobe has proposed to amend the terms of the Arrangement in accordance with Section 5.9(g), the VAALCO Board shall have determined, in good faith, after consultation with its outside financial and legal advisors, that the VAALCO Acquisition Proposal remains a VAALCO Superior Proposal compared to the proposed amendment to the terms of the Arrangement by TransGlobe, if applicable.

(g)

For greater certainty, notwithstanding any VAALCO Change in Recommendation, unless this Agreement has been terminated in accordance with its terms, VAALCO shall cause the VAALCO Meeting to occur and the VAALCO Resolutions to be put to the VAALCO Stockholders thereat for consideration in accordance with this Agreement, and VAALCO shall not, except as required by applicable Law, submit to a vote of its stockholders any VAALCO Acquisition Proposal other than the VAALCO Resolutions prior to the termination of this Agreement.

(h)

VAALCO acknowledges and agrees that, during the TransGlobe Response Period or such longer period as VAALCO may approve for such purpose, TransGlobe shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement, including a modification of the Consideration. The VAALCO Board will review any such proposal to determine in good faith whether TransGlobe’s proposal to amend the Agreement would result in the VAALCO Acquisition Proposal ceasing to be a VAALCO Superior Proposal. If the VAALCO Board determines that the VAALCO Acquisition Proposal is not a VAALCO Superior Proposal as compared to the proposed amendments to the terms of the Agreement, it will promptly advise TransGlobe and enter into an amended agreement with TransGlobe reflecting such proposed amendments. If the VAALCO Board continues to believe in good faith, after consultation with its financial advisors and outside legal counsel, that such VAALCO Acquisition Proposal remains a VAALCO Superior Proposal and therefore rejects TransGlobe’s offer to amend this Agreement and the Arrangement, if any, VAALCO may, subject to compliance with the other provisions hereof, make a VAALCO Change in Recommendation. Each successive modification of any VAALCO Acquisition Proposal shall constitute a new VAALCO Acquisition Proposal for the purposes of this Section

5.9 and TransGlobe shall be afforded a new TransGlobe Response Period in respect of each such VAALCO Acquisition Proposal from the date on which TransGlobe received the notice and documentation referred to in Section 5.9(f)(iv) in respect of such new VAALCO Superior Proposal from VAALCO.

(i)

The VAALCO Board will promptly reaffirm the VAALCO Board Recommendation by press release after: (1) the VAALCO Board determines any VAALCO Acquisition Proposal that has been publicly announced or publicly disclosed is not  a VAALCO Superior Proposal; or (2) the VAALCO Board determines that a proposed amendment to the terms of the Arrangement would result in any VAALCO Acquisition Proposal which has been publicly announced or made not being a VAALCO Superior Proposal. TransGlobe and its legal counsel will be given a reasonable opportunity to review and comment on the form and content of any such press release and VAALCO will make all reasonable amendments to such press release as requested by TransGlobe and its legal counsel.

(j)	Notwithstanding the foregoing, VAALCO may effect a VAALCO Change in Recommendation in response to a VAALCO Intervening Event if and only if all of the following are satisfied:

(i)

the VAALCO Board shall have determined in good faith (after consultation with its outside legal counsel) that the failure to effect a VAALCO Change in Recommendation in response to such VAALCO Intervening Event would be inconsistent with its fiduciary duties under applicable Law;

(ii)	the VAALCO Stockholder Approval shall not have been obtained;

(iii)

VAALCO shall have promptly provided TransGlobe with a  notice in writing that it intends to effect a VAALCO Change in Recommendation in response to a VAALCO Intervening Event, describing in reasonable detail the underlying facts giving rise to, and the reasons for making, such VAALCO Change in Recommendation (it being understood that such notice shall not constitute a VAALCO Change in Recommendation for purposes of this Agreement);

(iv)	five Business Days (the “TransGlobe Intervening Event Response Period”) shall have elapsed from the date TransGlobe received the notice referred to in Section 5.9(j)(iii) from VAALCO; and

(v)

if TransGlobe has proposed to amend the terms of the Arrangement in accordance with Section 5.9(k), the VAALCO Board shall have determined after complying with its obligations under Section 5.9(k), in good faith, after consultation with its outside legal advisors, that the failure to effect a VAALCO Change in Recommendation in response to such VAALCO Intervening Event would be inconsistent with its fiduciary duties under applicable Law.

(k)

VAALCO acknowledges and agrees that, during the TransGlobe Intervening Event Response Period or such longer period as VAALCO may approve for such purpose, TransGlobe shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement, including an increase in, or modification of, the Consideration. The VAALCO Board will review any such proposal to determine in good faith whether TransGlobe’s proposal to amend the Agreement would obviate the need to effect a VAALCO Change in Recommendation in response to the VAALCO Intervening Event. If the VAALCO Board determines that it need not effect a VAALCO Change in Recommendation in response to the VAALCO

Intervening Event in light of the proposed amendments to the terms of this Agreement, it will promptly advise TransGlobe and enter into an amended agreement with TransGlobe reflecting such proposed amendments. If the VAALCO Board continues to believe in good faith, after consultation with its outside legal counsel, that the failure to effect a VAALCO Change in Recommendation in response to such VAALCO Intervening Event would be inconsistent with its fiduciary duties under applicable Law and therefore rejects TransGlobe’s offer to amend this Agreement and the Arrangement, if any, VAALCO may, subject to compliance with the other provisions hereof, make a VAALCO Change in Recommendation.

(l)

In circumstances where VAALCO provides TransGlobe with notice of a VAALCO Superior Proposal and all documentation contemplated by Section 5.9(f)(iv) or a notice contemplated by Section 5.9(j)(iii), in each case, on a date that is less than seven Business Days prior to the VAALCO Meeting, VAALCO may, or if and as requested by TransGlobe, VAALCO shall, either proceed with or postpone the VAALCO Meeting to a date that is not more than seven Business Days after the scheduled date of such VAALCO Meeting, as directed by TransGlobe, provided, however, that the VAALCO Meeting shall not be adjourned or postponed to a date later than the fifth Business Day prior to the Outside Date.

(m)

Without limiting the generality of the foregoing, VAALCO shall advise its Subsidiaries and its Representatives of the prohibitions set out in this Section 5.9 and any violation of the restrictions set forth in this Section 5.9 by VAALCO, its Subsidiaries or Representatives is deemed to be a breach of this Section 5.9 by VAALCO.

(n)

Nothing contained in this Section 5.9 shall prohibit VAALCO or the VAALCO Board or a committee thereof from (i) taking and disclosing to the stockholders of VAALCO a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the U.S. Exchange Act, (ii) making any disclosure to the stockholders of VAALCO that is required by Law or stock exchange rule or listing agreement, (iii) complying with Item 1012(a) of Regulation M-A promulgated under the U.S. Exchange Act or (iv) making any “stop, look and listen” communication to the stockholders of VAALCO pursuant to Rule 14d-9(f) under the U.S. Exchange Act (or any substantially similar communication); provided, however, that (i) VAALCO shall provide TransGlobe and its external legal counsel with a reasonable opportunity to review and comment on the form and content of any disclosure to be made pursuant to this Section 5.9(n) and shall give reasonable consideration to such comments, and (ii) this Section 5.9(n) shall not be deemed to permit the VAALCO Board to make a VAALCO Change in Recommendation other than in accordance with Section 5.9(f) or Section 5.9(j).

5.10	Access to Information; Confidentiality

(a)

From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with applicable Laws, each of VAALCO or AcquireCo, as applicable, and TransGlobe shall, and shall cause its Representatives to, afford to the other and its Representatives such access as the other Party may reasonably require at all reasonable times, to its officers, employees, agents, properties, books, records and contracts, and shall furnish the other Party with all data and information as it may reasonably request; provided that the Party furnishing data or information (the “Furnishing Party”) shall not be required to (or to cause any of the Furnishing Party’s Subsidiaries to) afford such access or furnish such information to the extent that the Furnishing Party believes, in its reasonable good faith judgment, that doing so would (i) result in the loss of attorney-client, work product or other privilege, (ii) result in the disclosure of any trade secrets of third parties or violate any obligations of the Furnishing Party or any of the Furnishing Party’s Subsidiaries with respect to confidentiality to any third party, or otherwise breach, contravene or violate any such effective Contract to which the Furnishing Party or any Subsidiary of the Furnishing Party is a party or (iii) breach, contravene or violate any applicable Law; provided that the Furnishing Party shall use its reasonable best efforts to cause such information to be provided in a manner that would not violate the foregoing.

(b)

VAALCO, AcquireCo and TransGlobe acknowledge and agree that information furnished pursuant to this Section 5.10 shall be subject to the terms and conditions of the Confidentiality Agreement. Any such investigation by a Party and its representatives shall not mitigate, diminish or affect the representations and warranties of the other Party contained in this Agreement or any document or certificate given pursuant hereto.

5.11	Insurance and Indemnification

(a)

Prior to the Effective Time, TransGlobe shall purchase customary “tail” policies of directors’ and officers’ liability insurance from a reputable and financially sound insurance carrier and containing terms and conditions no less favourable in the aggregate to the protection provided by the policies maintained by TransGlobe and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time and TransGlobe will and will cause its Subsidiaries to, maintain such “tail” policies in effect without any reduction in scope or coverage for six years from the Effective Time; provided, that TransGlobe and its Subsidiaries shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 300% of TransGlobe’s current annual aggregate premium for policies currently maintained by TransGlobe or its Subsidiaries; provided further, that in the event such premiums exceed 300% TransGlobe shall arrange prior to the Effective Time to purchase such insurance up to the amount that can be purchased with a premium at such 300% level.

(b)

TransGlobe will, and will cause its Subsidiaries to, honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of TransGlobe and its Subsidiaries under Law and under the articles or other constating documents of TransGlobe and/or its Subsidiaries or under any agreement or contract of any indemnified person with

TransGlobe or with any of its Subsidiaries, and acknowledges that such rights shall survive the completion of the Plan of Arrangement, and, to the extent within the control of TransGlobe, TransGlobe shall ensure that the same shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such indemnified person and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date.

(c)	From and following the Effective Time, VAALCO or AcquireCo will cause TransGlobe to comply with its obligations under Section 5.11(a) and Section 5.11(b).

(d)

If VAALCO, AcquireCo, TransGlobe or any of its Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not a continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, VAALCO shall ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of TransGlobe or its Subsidiaries) assumes all of the obligations set forth in this Section 5.11.

(e)

The provisions of this Section 5.11 are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, TransGlobe hereby confirms that it is acting as trustee on their behalf, and agrees to enforce the provisions of this Section 5.11 on their behalf. Furthermore, this Section 5.11 shall survive  the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.

5.12	Pre-Acquisition Reorganization

(a)

Subject to Section 5.12(b), TransGlobe agrees that, upon reasonable request of VAALCO, TransGlobe shall use its commercially reasonable efforts to (i) perform such reorganizations of the corporate structure, capital structure, business, operations and assets of TransGlobe or its Subsidiaries or such other transactions as VAALCO may request prior to the Effective Date, acting reasonably (each a “Pre-Acquisition Reorganization”), and the Plan of Arrangement, if required, shall be modified accordingly, and (ii) cooperate with VAALCO and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken.

(b)

TransGlobe and its Subsidiaries will not be obligated to participate in any Pre- Acquisition Reorganization under Section 5.12(a) unless such Pre-Acquisition Reorganization in the opinion of TransGlobe, acting reasonably:

(i)

cannot reasonably be expected to result in any Taxes being imposed on, or any adverse Tax consequences to the TransGlobe Shareholders incrementally greater than the Taxes to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization;

(ii)	is not prejudicial to TransGlobe or its securityholders in any material respect;

(iii)	does not require TransGlobe to obtain the approval of securityholders of TransGlobe or proceed absent any required consent of any third party;

(iv)	does not unreasonably interfere with TransGlobe’s material operations prior to the Effective Time;

(v)	does not require TransGlobe or its Subsidiaries to contravene any Contract, Authorization or applicable Laws, or its organization documents;

(vi)	is effected as close as reasonably practicable prior to the Effective Time, and in any case no earlier than one Business Day prior to the Effective Date; and

(vii)	does not impair the ability of TransGlobe to consummate, and will not prevent or materially delay the consummation of, the Arrangement.

(c)

VAALCO must provide written notice to TransGlobe of any proposed Pre- Acquisition Reorganization in reasonable written detail at least ten Business Days prior to the Effective Date. Upon receipt of such notice, TransGlobe and VAALCO shall work cooperatively and use their best efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are reasonably necessary to give effect to such Pre-Acquisition Reorganization, including any amendment to this Agreement or the Plan of Arrangement (provided that such amendments do not require TransGlobe to obtain approval of the TransGlobe Shareholders (other than as properly put forward and approved at the TransGlobe Meeting)) and such Pre-Acquisition Reorganization shall be made effective after VAALCO has waived or confirmed that all of the conditions set out in Section 6.1 and Section 6.2 have been satisfied other than conditions that, by their terms, are to be satisfied on the Effective Date.

(d)

Unless the Arrangement is not completed due to a breach by TransGlobe of the terms and conditions of this Agreement or in circumstances that would give rise to the payment by TransGlobe of a TransGlobe Termination Fee, VAALCO (or, at VAALCO’s direction, AcquireCo) agrees that it will be responsible for all reasonable costs and expenses associated with any Pre-Acquisition Reorganization, including professional fees and expenses and Taxes, to be carried out at its request and shall indemnify and save harmless TransGlobe and its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, Taxes, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any such Pre- Acquisition Reorganization (including in respect of any unwinding, reversal, modification or termination of a Pre-Acquisition Reorganization) and that any Pre-

Acquisition Reorganization will not be considered in determining whether a representation or warranty of TransGlobe under this Agreement has been breached (including where any such Pre-Acquisition Reorganization requires the consent of any third party under a Contract). If the Arrangement is not completed (other than due to a breach by TransGlobe of the terms and conditions of this Agreement or in circumstances that would give rise to the payment by TransGlobe of a TransGlobe Termination Fee), VAALCO (or, at VAALCO’s direction, AcquireCo) shall reimburse TransGlobe forthwith for all reasonable fees and expenses (including any professional fees and expenses and Taxes) incurred by TransGlobe in considering or effecting all or any part of the Pre-Acquisition Reorganization.

5.13	Financing Cooperation

(a)

TransGlobe agrees to use commercially reasonable efforts to provide, and to cause each of its Subsidiaries and each of their respective Representatives to provide, such cooperation as may be reasonably requested by VAALCO in connection with the borrowing or an issuance of debt by VAALCO, AcquireCo and/or any liability management transaction (including, without limitation, any exchange offers, consent solicitations or tender offers) with respect to debt existing on the date hereof of TransGlobe or its Subsidiaries (collectively, a “Debt Financing”), including, without limitation to, upon reasonable notice: (i) provide assistance with any discussions of and/or furnish, as applicable, such business, financial statements, pro forma financials, projections, management discussion and analysis and other customary financial data and information (including diligence materials) reasonably required in connection with any Debt Financing, (ii) direct their respective independent accountants to provide customary and reasonable assistance in connection with any Debt Financing, including in connection with providing customary comfort letters and consents, (iii) obtain customary payoff letters, releases of liens and other instruments of termination or discharge reasonably requested by VAALCO in connection with the repayment of debt of TransGlobe and its Subsidiaries (provided that the effectiveness of any such arrangements shall be contingent on the completion of the Arrangement) and (iv) authorize and facilitate discussions, meetings and other engagement by VAALCO, its Subsidiaries or affiliates with the current lenders, noteholders or other providers of existing indebtedness to TransGlobe or any of its Subsidiaries for the purpose of obtaining Debt Financing, including by necessary or appropriate waivers of the Confidentiality Agreement to permit such activities. VAALCO (or, at VAALCO’s direction, AcquireCo) shall reimburse TransGlobe for all reasonable out-of-pocket costs or expenses incurred by TransGlobe and its Subsidiaries in connection with cooperation provided for in this Section 5.13 to the extent the information requested was not otherwise prepared or available in the ordinary course of business.

(b)

Prior to the Effective Date, none of TransGlobe, its Subsidiaries or its or their respective Representatives shall be required to take any action that: (i) would contravene any applicable Law or any agreement that relates to borrowed money to which TransGlobe or any of its Subsidiaries are a party: (ii) would reasonably be expected to impair or prevent the satisfaction of any condition in Article 6 hereof; or (iii) would subject such Person to actual or potential liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or incur any other liability or provide or agree to provide any indemnity in connection with any Debt Financing or their performance of their respective obligations under this Section 5.13 or any information utilized in connection therewith (except, in the case of this paragraph (iii) in respect of TransGlobe and its Subsidiaries, to the extent such liability, cost, expense or indemnity is conditional upon the occurrence of the Effective Time). VAALCO (or, at VAALCO’s direction, AcquireCo) shall indemnify and hold harmless TransGlobe and its Subsidiaries and their respective Representatives from and against any and all costs suffered or incurred by them in connection with any Debt Financing and the performance of their respective obligations under this Section 5.13 and any information utilized in connection therewith (other than arising from information provided by TransGlobe or its Subsidiaries specifically for use in the Debt Financing pursuant to this Section 5.13). TransGlobe hereby consents to the use of the logos of TransGlobe or its Subsidiaries in connection with any Debt Financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage TransGlobe or any of its Subsidiaries or the reputation or goodwill of TransGlobe or any of its Subsidiaries.

(c)

VAALCO acknowledges and agrees that the consummation of the transactions contemplated by this Agreement is not conditioned upon the consummation of, or the receipt by VAALCO or AcquireCo of the proceeds of, the Debt Financing.

5.14	VAALCO Guarantee

VAALCO shall cause AcquireCo to perform all of its obligations under this Agreement and hereby unconditionally and irrevocably guarantees the due and punctual performance by AcquireCo of each and every obligation of AcquireCo arising under this Agreement and the Arrangement, including, without limitation, the due and punctual payment and delivery of the Consideration pursuant to the Arrangement.

ARTICLE 6 CONDITIONS

6.1	Mutual Conditions Precedent

The respective obligations of the Parties to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived with the mutual consent of VAALCO and TransGlobe:

(a)	the Arrangement Resolution shall have been duly approved by TransGlobe Shareholders at the TransGlobe Meeting in accordance with the Interim Order and applicable Law;

(b)	the VAALCO Resolutions shall have been duly approved at the VAALCO Meeting in accordance with applicable Law;

(c)

the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement and in form and substance acceptable to each of VAALCO and TransGlobe, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to either TransGlobe or VAALCO, each acting reasonably, on appeal or otherwise;

(d)

no Governmental Entity that has a material connection with TransGlobe, VAALCO, AcquireCo, or their respective assets shall have enacted, issued, promulgated, enforced or entered any Order or Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement;

(e)	the Consideration Shares to be issued pursuant to the Arrangement shall, subject to customary conditions, have been approved for listing on the NYSE;

(f)

the FCA having acknowledged to VAALCO or its agent (and such acknowledgement not having been withdrawn) that the application for Admission has been approved and (after satisfaction of any U.K. Listing Conditions), Admission will become effective as soon as a dealing notice has been issued by the FCA and any U.K. Listing Conditions having been satisfied;

(g)

the LSE having acknowledged to VAALCO or its agent (and such acknowledgement not having been withdrawn) that the conditions to the Enlarged Share Capital being admitted to trading on the standard segment of the Main Market have been satisfied; and

(h)

the Consideration Shares to be issued pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof or shall be registered under the U.S. Securities Act.

6.2	Conditions Precedent to the Obligations of VAALCO and AcquireCo

The obligation of VAALCO and AcquireCo to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of VAALCO and AcquireCo and may be waived by VAALCO, in whole or in part at any time, in its sole discretion, without prejudice to any other rights which VAALCO and AcquireCo may have):

(a)

the representations and warranties of TransGlobe set forth in: (i) sections (a) [Organization and Qualification], (b) [Authority Relative to this Agreement] and (bb)(ii) [Absence of Certain Changes or Events] of Schedule 3.1 shall be true and correct in all respects as of the date of this Agreement and the Effective Time as if made as at and as of such time; (ii) the representations and warranties of TransGlobe set forth in section (d)(i) [Subsidiaries] and (g) [Capitalization and Listing] of Schedule 3.1 shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and the Effective Time as if made as at and as of such time; and (iii) all other representations and warranties of TransGlobe set forth in this Agreement shall be true and correct in all respects

(disregarding for purposes of this Section 6.2(a) any materiality or TransGlobe Material Adverse Effect qualification contained in any such representation or warranty) as of the date of this Agreement and the Effective Time as if made at and as of such time (except that any representation and warranty in each of the foregoing (i), (ii) and (iii) that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually and in the aggregate, does not constitute a TransGlobe Material Adverse Effect, and TransGlobe shall have provided to VAALCO and AcquireCo a certificate of two senior officers of TransGlobe certifying (on TransGlobe’s behalf and without personal liability) the foregoing dated the Effective Date;

(b)

TransGlobe shall have complied in all material respects with its covenants herein and TransGlobe shall have provided to VAALCO and AcquireCo a certificate of two senior officers of TransGlobe certifying (on TransGlobe’s behalf and without personal liability) compliance with such covenants dated the Effective Date;

(c)

since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public), any TransGlobe Material Adverse Effect, and TransGlobe shall have provided to VAALCO and AcquireCo a certificate of two senior officers of TransGlobe certifying (on TransGlobe’s behalf and without personal liability) to that effect;

(d)

to the extent required or necessary in connection with the consummation of the transactions contemplated herein: (i) the approval or consent of, or waiver or non- exercise of any material termination, pre-emption or similar rights by, any Governmental Entity in, or in respect of the interests held by TransGlobe in, Canada and Egypt, given on terms or subject to conditions in each case which are satisfactory to VAALCO, and (ii) no actions or inactions have been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence or permit held by TransGlobe or any of its Subsidiaries in respect of the interests held by TransGlobe in Canada and Egypt which is necessary for the proper carrying on of its business;

(e)	Dissent Rights have not been exercised (or, if exercised, remain unwithdrawn) with respect to more than 10% of the issued and outstanding TransGlobe Shares.

6.3	Conditions Precedent to the Obligations of TransGlobe

The obligation of TransGlobe to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of TransGlobe and may be waived by TransGlobe, in whole or in part at any time, in its sole discretion, without prejudice to any other rights which TransGlobe may have):

(a)

the representations and warranties of VAALCO and AcquireCo set forth in (i) sections (a) [Organization and Qualification], (b) [Authority Relative to this Agreement] and (t)(ii) [Absence of Certain Changes or Events] of Schedule 4.1,

shall be true and correct in all respects as of the date of this Agreement and the Effective Time as if made as at and as of such time; (ii) the representations and warranties of VAALCO and AcquireCo set forth in section (g) [Capitalization and Listing] of Schedule 4.1 shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and the Effective Time as if made as at and as of such time; and (iii) all other representations and warranties of VAALCO and AcquireCo set forth in this Agreement shall be true and correct in all respects (disregarding for purposes of this Section 6.3(a) any materiality or VAALCO Material Adverse Effect qualification contained in any such representation or warranty) as of the date of this Agreement and the Effective Time as if made at and as of such time (except that any representation and warranty in each of the foregoing (i), (ii) and (iii) that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually and in the aggregate, does not constitute a VAALCO Material Adverse Effect, and each of VAALCO and AcquireCo shall have provided to TransGlobe a certificate of two senior officers of such Party certifying (on such Party’s behalf and without personal liability) the foregoing dated the Effective Date;

(b)

VAALCO and AcquireCo shall have complied in all respects with its covenants in Section 2.14 [Payment of Consideration] and Section 2.18 [Governance and Transitional Matters] and in all material respects with its other covenants herein and each of VAALCO and AcquireCo shall have provided to TransGlobe a certificate of two senior officers of such Party certifying (on such Party’s behalf and without personal liability) compliance with such covenants dated the Effective Date; and

(c)

since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) any VAALCO Material Adverse Effect, and each of VAALCO and AcquireCo shall have provided to TransGlobe a certificate of two senior officers of such Party certifying (on such Party’s behalf and without personal liability) to that effect.

6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time. For greater certainty, and notwithstanding the terms of any escrow arrangement entered into between the Parties and the Depositary, all VAALCO Shares held in escrow by the Depositary pursuant to Section 2.14 hereof shall be released from escrow at the Effective Time without any further act or formality required on the part of any person.

6.5	Notice of Breach

Each Party will give prompt notice to the other of the occurrence or failure to occur (in either case, actual, anticipated, contemplated or, to the knowledge of such Party, threatened), at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would reasonably be likely to:

(a)	cause any of the representations or warranties of any Party contained herein to be untrue, misleading or inaccurate in any material respect on the date hereof or at the Effective Date; or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party prior to or at the Effective Date.

6.6	Frustration of Conditions

None of VAALCO, AcquireCo or TransGlobe may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as applicable, to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement or failure in any material respect to use the standard of efforts required from such Party to consummate the transactions contemplated hereby.

ARTICLE 7

TERM, TERMINATION, AMENDMENT AND WAIVER

7.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

7.2	Termination

(a)	This Agreement may be terminated at any time prior to the Effective Time:

(i)	by mutual written agreement of TransGlobe and VAALCO;

(ii)	by either TransGlobe or VAALCO, if:

(A)

the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 7.2(a)(ii)(A) shall not be  available to any Party whose failure to fulfill any of its obligations or  breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

(B)

after the date hereof, there shall be enacted or made any applicable Law or Order that remains in effect and that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins TransGlobe, VAALCO or AcquireCo from consummating the Arrangement and such Law, Order or enjoinment shall have become final and non-appealable;

(C)

the TransGlobe Shareholder Approval shall not have been obtained at the TransGlobe Meeting except that the right to terminate this Agreement under this Section 7.2(a)(ii)(C) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure to receive the TransGlobe Shareholder Approval; or

(D)

the VAALCO Resolutions shall not have been duly approved at the VAALCO Meeting except that the right to terminate this Agreement under this Section 7.2(a)(ii)(D) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure to receive the approval from VAALCO Stockholders.

(iii)	by VAALCO, if:

(A)	a TransGlobe Change in Recommendation occurs at any time prior to the time the TransGlobe Shareholder Approval is obtained;

(B)	TransGlobe shall have breached Section 5.8 in any material respect;

(C)	a TransGlobe Material Adverse Effect has occurred; or

(D)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of TransGlobe set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.2(a), Section 6.2(b) or Section 6.2(d) not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date and provided that VAALCO and AcquireCo are not then in material breach of this Agreement so  as to cause any conditions in Section 6.1 or Section 6.3 not to be satisfied.

(iv)	by TransGlobe, if

(A)	a VAALCO Change in Recommendation occurs at any time prior to the time the VAALCO Stockholder Approval is obtained;

(B)	VAALCO shall have breached Section 5.9 in any material respect;

(C)	a VAALCO Material Adverse Effect has occurred; or

(D)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of VAALCO or AcquireCo set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.3(a) or Section 6.3(b) not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date and provided that TransGlobe is not then in material breach of this Agreement so as to cause any conditions in Section

6.1 or Section 6.2 not to be satisfied.

(b)

The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(a)(i)) shall give written notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

(c)

If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become void and be of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or Representative of such Party) to any other Party hereto, except that: (i) in the event of termination under Section 7.1 as a result of the Effective Time occurring, the provisions of this Section 7.2(c) and Sections 5.11, 5.12, 8.2 and 8.9 and all related definitions set forth in Section 1.1 shall survive for a period of six years thereafter and Section 2.16 will survive indefinitely; (ii) in the event of termination under Section 7.2, the provisions of this Section 7.2(c) and Sections 5.10(b), 7.3, 7.4, 8.2, 8.3, 8.5, 8.6 and 8.8 and all related definitions set forth in Section 1.1 and the provisions of the Confidentiality Agreement shall survive any termination hereof pursuant to Section 7.2 and Section 2.16 will survive indefinitely; and (iii) no Party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

7.3	Termination Fees

(a)	For the purposes of this Agreement, “TransGlobe Termination Fee Event” means the termination of this Agreement:

(i)	by VAALCO pursuant to Section 7.2(a)(iii)(A) [TransGlobe Change in Recommendation];

(ii)	by either TransGlobe or VAALCO pursuant to Section 7.2(a)(ii)(C) [Failure to Obtain the TransGlobe Shareholder Approval] following a TransGlobe Change in Recommendation; or

(iii)

by either TransGlobe or VAALCO pursuant to Section 7.2(a)(ii)(A) [Effective Time Not Occurring Prior to the Outside Date] or Section 7.2(a)(ii)(C) [Failure to Obtain the TransGlobe Shareholder Approval] or by VAALCO pursuant to Section 7.2(a)(iii)(D) [Breach of Representations, Warranties or Covenants], but only if, in these termination events, (x) prior to such termination, a bona fide TransGlobe Acquisition Proposal shall have been made or publicly announced by any Person other than VAALCO or AcquireCo (and, if the TransGlobe Meeting is held, is not withdrawn at least five Business Days prior to the date of the TransGlobe Meeting) and (y) on or prior to the 12 month anniversary of the date of such termination, (A) TransGlobe or one or more of its Subsidiaries enters into a definitive agreement in respect of a TransGlobe Acquisition Proposal (whether or not such TransGlobe Acquisition Proposal is the same

TransGlobe Acquisition Proposal referred to in paragraph (x) above) and such TransGlobe Acquisition Proposal is later consummated (whether or not on or prior to the 12 month anniversary of the date of such termination) or (B) a TransGlobe Acquisition Proposal shall have been consummated (whether or not such TransGlobe Acquisition Proposal is the same TransGlobe Acquisition Proposal referred to in paragraph (x) above), provided that for purposes of this Section 7.3(a)(iii), the term “TransGlobe Acquisition Proposal” shall have the meaning ascribed to such term in Section 1.1 except that a reference to “20 per cent” therein shall be deemed to be a reference to “50 per cent”.

If a TransGlobe Termination Fee Event occurs, TransGlobe shall pay the TransGlobe Termination Fee to VAALCO (or, at VAALCO’s direction, AcquireCo), by wire transfer of immediately available funds, as follows:

(A)	if the TransGlobe Termination Fee is payable pursuant to Section 7.3(a)(i), the TransGlobe Termination Fee shall be payable within two Business Days following such termination;

(B)	if the TransGlobe Termination Fee is payable pursuant to Section 7.3(a)(ii), the TransGlobe Termination Fee shall be payable

(i)if TransGlobe terminates the Agreement, concurrently with such termination and (ii) if VAALCO terminates this Agreement, within two Business Days following such termination; or

(C)

if the TransGlobe Termination Fee is payable pursuant to Section 7.3(a)(iii), the TransGlobe Termination Fee shall be payable concurrently upon the consummation of the TransGlobe Acquisition Proposal referred to therein.

(b)	For the purposes of this Agreement, “VAALCO Termination Fee Event” means the termination of this Agreement:

(i)	by TransGlobe pursuant to Section 7.2(a)(iv)(A) [VAALCO Change in Recommendation];

(ii)	by TransGlobe or VAALCO pursuant to Section 7.2(a)(ii)(D) [Failure to Obtain the VAALCO Stockholder Approval] following a VAALCO Change in Recommendation; or

(iii)

by TransGlobe or VAALCO pursuant to Section 7.2(a)(ii)(A) [Effective Time Not Occurring Prior to the Outside Date] or Section 7.2(a)(ii)(D) [Failure to Obtain the VAALCO Stockholder Approval] or by TransGlobe pursuant to Section 7.2(a)(iv)(D) [Breach of Representations, Warranties or Covenants], but only if, in these termination events, (x) prior to such termination, a bona fide VAALCO Acquisition Proposal shall have been made or publicly announced by any Person other than TransGlobe (and, if the VAALCO Meeting is held, is not withdrawn at least five Business Days prior to the date of the VAALCO Meeting) and (y) on or prior to the 12 month anniversary of the date of such termination, (A) VAALCO or one or more of its Subsidiaries enters into a definitive agreement in respect of an VAALCO Acquisition Proposal (whether or not such VAALCO Acquisition Proposal is the same VAALCO Acquisition Proposal referred to in paragraph (x) above) and such VAALCO Acquisition Proposal is later consummated (whether or not on or prior to the 12 month anniversary of the date of such termination) or (B) a VAALCO Acquisition Proposal shall have been consummated (whether or not such VAALCO Acquisition Proposal is the same VAALCO Acquisition Proposal referred to in paragraph (x) above), provided that for purposes of this Section 7.3(b)(iii), the term “VAALCO Acquisition Proposal” shall have the meaning ascribed to such term in Section 1.1 except that a reference to “20 per cent” therein shall be deemed to be a reference to “50 per cent”.

If a VAALCO Termination Fee Event occurs, VAALCO (or, at VAALCO’s direction, AcquireCo) shall pay the VAALCO Termination Fee to TransGlobe, by wire transfer of immediately available funds, as follows:

(A)	if the VAALCO Termination Fee is payable pursuant to Section 7.3(b)(i), the VAALCO Termination Fee shall be payable within two Business Days following such termination;

(B)	if the VAALCO Termination Fee is payable pursuant to Section 7.3(b)(ii), the VAALCO Termination Fee shall be payable

(i)if VAALCO terminates the Agreement, concurrently with such termination and (ii) if TransGlobe terminates this Agreement, within two Business Days following such termination; or

(C)

if the VAALCO Termination Fee is payable pursuant to Section 7.3(b)(iii), the VAALCO Termination Fee shall be payable concurrently upon the consummation of the TransGlobe Acquisition Proposal referred to therein.

(c)

The Parties acknowledge that all of the payment amounts set out in this Section 7.3 represent consideration for the disposition of the affected Party’s rights under this Agreement and liquidated damages which are a genuine pre-estimate of the damages which the other Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where TransGlobe or VAALCO (or, at VAALCO’s direction, AcquireCo) is entitled to a Termination Fee and such Termination Fee is paid in full, TransGlobe or VAALCO and AcquireCo, as the case may be, shall be precluded from any other remedy against the other Party at Law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective representatives in connection with this Agreement or the transactions contemplated hereby, provided that the foregoing limitation shall not apply in the event of fraud or wilful breach of this Agreement by a Party.

7.4	Expenses

(a)

Except as otherwise provided herein (including Sections 5.12(d), 7.3, 7.4(b) and 7.4(c)), all fees, costs and expenses incurred by a Party in connection with this Agreement and the Plan of Arrangement, including all costs, expenses and fees of the Parties incurred prior to or after the Effective Date in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such fees, costs and expenses, whether or not the Arrangement is completed.

(b)

If this Agreement is terminated by either TransGlobe or VAALCO pursuant to Section 7.2(a)(ii)(C) [Failure to Obtain the TransGlobe Shareholder Approval] or by VAALCO pursuant to Section 7.2(a)(iii)(D) [Breach of Representations, Warranties or Covenants], then TransGlobe shall reimburse VAALCO (or, at VAALCO’s direction, AcquireCo) for all reasonable and documented out-of- pocket expenses (up to an aggregate maximum of $2,000,000) incurred by VAALCO and AcquireCo subsequent to May 16, 2022 and prior to the termination of this Agreement in connection with the entering into of this Agreement, the Arrangement, and the carrying out of any and all acts contemplated hereunder, including reasonable fees and expenses of counsel, financial advisors, accountants and consultants incurred by VAALCO and AcquireCo, by wire transfer in immediately available funds (i) if TransGlobe terminates the Agreement, concurrently with such termination and (ii) if VAALCO terminates this Agreement, within two Business Days following such termination; provided that in no event shall TransGlobe be required to pay under Section 7.3, on the one hand, and this Section 7.4(b), on the other hand, in  aggregate, an  amount in  excess of the TransGlobe Termination Fee.

(c)

If this Agreement is terminated by either TransGlobe or VAALCO pursuant to Section 7.2(a)(ii)(D) [Failure to Obtain the VAALCO Stockholder Approval] or by TransGlobe pursuant to Section 7.2(a)(iv)(D) [Breach of Representations, Warranties or Covenants], then VAALCO (or, at VAALCO’s direction, AcquireCo) shall reimburse TransGlobe for all reasonable and documented out-of- pocket expenses (up to an aggregate maximum of $2,000,000) incurred by TransGlobe subsequent to May 16, 2022 and prior to the termination of this Agreement in connection with the entering into of this Agreement, the Arrangement, and the carrying out of any and all acts contemplated hereunder, including reasonable fees and expenses of counsel, financial advisors, accountants and consultants incurred by TransGlobe, by wire transfer in immediately available funds (i) if VAALCO terminates the Agreement, concurrently with such termination and (ii) if TransGlobe terminates this Agreement, within two Business Days following such termination; provided that in no event shall VAALCO or

AcquireCo be required to pay under Section 7.3, on the one hand, and this Section 7.4(c), on the other hand, in aggregate, an amount in excess of the VAALCO Termination Fee.

7.5	Amendment

Subject to the provisions of the Interim Order, the Plan of Arrangement and applicable Laws, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the TransGlobe Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of TransGlobe Shareholders, and any such amendment may without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

7.6	Waiver

Any Party may: (a) extend the time for the performance of any of the obligations or acts of the other Party; (b) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein; or (c) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

ARTICLE 8 GENERAL PROVISIONS

8.1	Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided that it is delivered on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a Business Day then the notice shall be deemed to have been given and received on the next Business Day. Notice shall be sufficiently given if delivered (either in Person or by courier), or if transmitted by email (with confirmation of transmission) to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to VAALCO and/or AcquireCo: 9800 Richmond Avenue

Suite 700

Houston, TX 77042

George Maxwell

Attention: Email:

with a copy (which shall not constitute notice) to: Osler, Hoskin & Harcourt LLP

1 First Canadian Place

100 King Street West, Suite 6200 Toronto, ON M5X 1B8

Canada

Emmanuel Pressman and Alex Gorka

Attention: Email:

and

Mayer Brown International LLP 201 Bishopsgate

London EC2M 3AF United Kingdom

Kate Ball-Dodd and Rob Hamill

Attention: Email:

(b)	if to TransGlobe:

900, 444 - 5 Avenue SW

Calgary, AB T2P 2T8 Canada

Randall C. Neely

Attention: Email:

with a copy (which shall not constitute notice) to: Burnet, Duckworth & Palmer LLP

2400, 525-8th Avenue SW Calgary, AB T2P 1G1 Canada

Bill Maslechko and Lindsay Cox

Attention: Email:

and

Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas

New York, NY 10019-6064

Adam M Givertz

Attention: Email:

8.2	Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of Alberta and the Laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Alberta in respect of all matters arising under and in relation to this Agreement and the Arrangement and waives any defences to the maintenance of an action in the Courts of the Province of Alberta.

8.3	Injunctive Relief

Subject to Section 7.3(c), the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were  not performed in accordance with their specific  terms or were otherwise breached. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by a Party, the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at law. Subject to Section 7.3(c), such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties.

8.4	Time of Essence

Time shall be of the essence in this Agreement.

8.5	Entire Agreement, Binding Effect and Assignment

This Agreement (including the exhibits and schedules hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, negotiations and discussions, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder. This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the Parties without the prior written consent of the other Party.

8.6	No Liability

No director or officer of VAALCO or any of its Subsidiaries shall have any personal liability whatsoever to TransGlobe under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of VAALCO or any of its Subsidiaries. No director or officer of TransGlobe or any of its Subsidiaries shall have any personal liability whatsoever to VAALCO or AcquireCo under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of TransGlobe or any of its Subsidiaries.

8.7	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, that provision will be severed from this Agreement and all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

8.8	Waiver of Jury Trial

Each Party hereto (on behalf of itself and any of its affiliates, directors, officers, employees, agents and representatives) hereby waives, to the fullest extent permitted by applicable Laws, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement or the transactions contemplated hereby or the actions of the Parties in the negotiation, administration, performance and enforcement of this Agreement. Each Party hereto (a) certifies that no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such Party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other Parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 8.8.

8.9	Third Party Beneficiaries

The provisions of Section 5.11 are: (i) intended for the benefit of all present and former directors and officers of TransGlobe and its Subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her heirs, executors administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and TransGlobe shall hold the rights and benefits of Section 5.11 in trust for and on behalf of the Third Party Beneficiaries and TransGlobe hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and (ii) in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise. Except as provided in this Section 8.9, this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

8.10	Counterparts, Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF VAALCO, AcquireCo and TransGlobe have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

VAALCO ENERGY, INC.
By:	“George Maxwell”
Name: George Maxwell
Title: Chief Executive Officer

VAALCO ENERGY CANADA ULC
By:	“George Maxwell”
Name: George Maxwell
Title: Chief Executive Officer

TRANSGLOBE ENERGY CORPORATION
By:	“Randall Neely”
Name: Randall Neely
Title:President and Chief Executive Officer

SCHEDULE A

FORM OF PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT

UNDER SECTION 193 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1 INTERPRETATION

1.1	Definitions

Whenever used in this Plan of Arrangement, the following words and terms have the meanings set out below:

“ABCA” means the Business Corporations Act (Alberta);

“AcquireCo” means VAALCO Energy Canada ULC, an unlimited liability company existing under the laws of the Province of Alberta;

“affiliate” has the meaning given to it in the ABCA;

“Arrangement” means the arrangement of TransGlobe under Section 193 of the ABCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Interim Order or Final Order with the consent of VAALCO and TransGlobe, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated July 13, 2022 to which this Plan of Arrangement is attached as Schedule A, and all schedules annexed thereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution of TransGlobe Shareholders approving the Arrangement which is to be considered at the TransGlobe Meeting substantially in the form of Schedule B to the Arrangement Agreement including any amendments or variations thereto made in accordance with the Arrangement Agreement or at the direction of the Court in the Interim Order, with the consent of VAALCO and TransGlobe, each acting reasonably;

“Articles of Arrangement” means the articles of arrangement of TransGlobe in respect of the Arrangement required under section 193(4.1) of the ABCA to be filed with the Registrar after the Final Order is made to give effect to the Arrangement;

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“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, notice, variance, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, directive, decision, decree, by-law, rule or regulation, of, from or required by any Governmental Entity having jurisdiction over the Person;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in London, the United Kingdom, the Province of Alberta, the State of New York or the State of Texas;

“Canadian Securities Laws” means the Securities Act, together with all other applicable securities Laws, rules and regulations and published policies thereunder or under the applicable securities Laws of any other province of Canada;

“Certificate of Arrangement” means the certificate or other confirmation of filing giving effect to the Arrangement issued by the Registrar pursuant to Section 193(11) of the ABCA in respect of the Articles of Arrangement;

“Closing VWAP” means the volume weighted average price of a VAALCO Share on the NYSE, rounded to four decimal places, and determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours, for the five consecutive trading days ending on the third complete trading day prior to (and excluding) the Effective Date, as reported by Bloomberg;

“Consideration” means, for each TransGlobe Share outstanding at the Effective Time, a fraction of a VAALCO Share equal to the Exchange Ratio;

“Consideration Shares” means the VAALCO Shares to be issued as Consideration pursuant to the Arrangement;

“Court” means the Court of Queen’s Bench of Alberta;

“Depositary” means any Person that TransGlobe may appoint to act as depositary for the TransGlobe Shares in relation to the Arrangement, with the approval of VAALCO, acting reasonably;

“Dissent Rights” has the meaning set forth in Section 4.1(a);

“Dissent Shares” means TransGlobe Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights;

“Dissenting Shareholder” means a registered TransGlobe Shareholder who has validly exercised a Dissent Right and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of TransGlobe Shares in respect of which Dissent Rights are validly exercised by such TransGlobe Shareholder;

“Effective Date” means the date upon which the Arrangement becomes effective, as set out in Section 2.13 of the Arrangement Agreement, which will be the date shown in the Certificate of Arrangement;

“Effective Time” means 11:00 p.m. (Calgary time) on the Effective Date or such other time as agreed to by VAALCO and TransGlobe in writing;

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“Exchange Ratio” means, for each TransGlobe Share, 0.6727 of a VAALCO Share, subject to adjustment pursuant to Section 2.17 of the Arrangement Agreement;

“Exercise Price” means, with respect to any TransGlobe Option, the price at which the TransGlobe Option may be exercised by the holder thereof pursuant to the agreement, certificate or other instrument granting or confirming the grant of the TransGlobe Option or representing the TransGlobe Option converted into United States dollars on the basis of the Canadian to United States dollar exchange rate as reported by the Bank of Canada on the date that is three Business Days immediately preceding the Effective Date;

“Final Order” means the final order of the Court pursuant to Section 193(4) of the ABCA, in form and substance acceptable to VAALCO and TransGlobe, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of VAALCO and TransGlobe, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such affirmation, amendment, modification, supplement or variation is acceptable to VAALCO and TransGlobe, each acting reasonably);

“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, ministry, bureau or agency, domestic or foreign;

(b) any stock exchange, including the TSX, NYSE, LSE and NASDAQ; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust/competition, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

“Interim Order” means the interim order made after the application to the Court pursuant to subsection 193(4) of the ABCA after being informed of the intention to rely upon the exemption from the registration requirements of the U.S. Securities Act under Section 3(a)(10) thereof with respect to the VAALCO Shares issued pursuant to the Arrangement, in form and substance acceptable to VAALCO and TransGlobe, each acting reasonably, providing for, among other things, the calling and holding of the TransGlobe Meeting, as the same may be amended, affirmed, modified, supplemented or varied by the Court with the consent of VAALCO and TransGlobe, each acting reasonably;

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“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other legally binding requirements, whether domestic or foreign, and the terms and conditions of any Authorization of or from any Governmental Entity, and, for greater certainty, includes Environmental Laws, Canadian Securities Laws, applicable U.K. Laws (including U.K. Securities Laws) and U.S. Securities Laws and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Persons or its business, undertaking, assets, property or securities and emanate from a Person or Persons having jurisdiction over the Person or Persons or its or their business, undertaking, assets, property or securities;

“Letter of Transmittal” means the Letter(s) of Transmittal, in a form reasonably satisfactory to VAALCO, to be delivered by TransGlobe to TransGlobe Shareholders providing for the delivery of the TransGlobe Shareholders’ TransGlobe Shares to the Depositary;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, statutory or deemed trusts, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“LSE” means London Stock Exchange plc;

“NI 45-106” means National Instrument 45-106 – Prospectus Exemptions; “NYSE” means the New York Stock Exchange;

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with the Arrangement Agreement and this plan of arrangement or upon the direction of the Court in the Final Order;

“Registrar” means the Registrar of Corporations for the Province of Alberta or the Deputy Registrar of Corporations appointed under section 263 of the ABCA;

“Securities Act” means the Securities Act (Alberta) and the rules, regulations and published policies made thereunder;

“Subsidiary” has the meaning given to it in NI 45-106, in force as of the date of the Arrangement Agreement, and shall include any TransGlobe JV Entity, in the case of TransGlobe;

“Tax Act” means the Income Tax Act (Canada);

“TransGlobe” means TransGlobe Energy Corporation, a corporation existing under the laws of the Province of Alberta;

“TransGlobe Amended and Restated DSU Plan” means the amended and restated TransGlobe DSU Plan to be dated effective as of the Effective Date amending the TransGlobe DSU Plan, pursuant to its terms (including but not limited to sections 3.1, 4.8 and 5.2), to provide that after the Effective Time the TransGlobe Continuing DSUs shall be adjusted pursuant to Section 3.1(g) and for such other consequential amendments as may be necessary as a result of the Arrangement;

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“TransGlobe Amended and Restated PSU Plan” means the amended and restated TransGlobe PSU Plan to be dated effective as of the Effective Date amending the TransGlobe PSU Plan, pursuant to its terms (including but not limited to sections 3.1, 4.6, 4.12, 4.13 and 6.2), to provide that after the Effective Time the TransGlobe Continuing PSUs shall be adjusted pursuant to Section 3.1(h), the Arrangement is a Change of Control (as defined in the TransGlobe PSU Plan), the Vesting Percentage (as defined in the TransGlobe PSU Plan) of the TransGlobe Continuing

PSUs shall be the TransGlobe PSU Vesting Percentage and for such other consequential amendments as may be necessary as a result of the Arrangement;

“TransGlobe Amended and Restated RSU Plan” means the amended and restated TransGlobe RSU Plan to be dated effective as of the Effective Date amending the TransGlobe RSU Plan, pursuant to its terms (including but not limited to sections 3.1, 4.11, 4.12 and 5.2), to provide that after the Effective Time the TransGlobe Continuing RSUs shall be adjusted pursuant to Section 3.1(i), the Arrangement is a Change of Control (as defined in the TransGlobe RSU Plan) and for such other consequential amendments as may be necessary as a result of the Arrangement;

“TransGlobe Awards” means TransGlobe Options, TransGlobe DSUs, TransGlobe PSUs and TransGlobe RSUs;

“TransGlobe Board” means the board of directors of TransGlobe as the same is constituted from time to time;

“TransGlobe Board Nominees” means the three current directors of TransGlobe who will be appointed directors of VAALCO pursuant to the Arrangement Agreement;

“TransGlobe Continuing DSUs”  means the TransGlobe DSUs other than the TransGlobe Surrendered DSUs;

“TransGlobe Continuing PSUs” means the TransGlobe PSUs other than the TransGlobe Surrendered PSUs;

“TransGlobe Continuing RSUs”  means the TransGlobe RSUs other than the TransGlobe Surrendered PSUs;

“TransGlobe Departing Employees” means each TransGlobe Executive Employee, as well as each employee of TransGlobe or its Subsidiaries who VAALCO (a) determines will not be continuing their employment with VAALCO or TransGlobe subsequent to the Effective Time; and

(b) provides notice to TransGlobe identifying each such employee no later than ten Business Days prior to the Effective Date;

“TransGlobe DSU Plan” means the TransGlobe deferred share unit plan dated May 20, 2014; “TransGlobe DSUs” means deferred share units issued under the TransGlobe DSU Plan;

“TransGlobe Equity Award Holders” means the holders of TransGlobe Options, TransGlobe DSUs, TransGlobe PSUs and TransGlobe RSUs;

“TransGlobe Executive Employees” means the executive officers of TransGlobe, which currently include its President and Chief Executive Officer, Vice President and Chief Operating Officer and Vice President, Finance and Chief Financial Officer;

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“TransGlobe JV Entities” means any corporations or entities in which TransGlobe or any of its Subsidiaries directly owns 20% or more of the outstanding shares or equity interests and which is not otherwise a Subsidiary;

“TransGlobe Meeting” means the special meeting of TransGlobe Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“TransGlobe Option Plan” means the TransGlobe Stock Option Plan amended May 10, 2016;

“TransGlobe Options” means options to purchase TransGlobe Shares granted under the TransGlobe Option Plan;

“TransGlobe PSU Plan” means the TransGlobe performance share unit plan dated May 16, 2014, and last amended March 8, 2017;

“TransGlobe PSU Vesting Percentage” means the  Vesting Percentage (as defined in the TransGlobe PSU Plan) with respect to the TransGlobe Continuing PSUs and the TransGlobe Surrendered PSUs as determined by the TransGlobe Board and notified by TransGlobe to VAALCO not less than ten Business Days prior to the Effective Date, which, for greater certainty, shall not exceed 200%;

“TransGlobe PSUs” means performance share units issued under the TransGlobe PSU Plan;

“TransGlobe RSU Plan” means the TransGlobe restricted share unit plan dated May 16, 2014, and last amended May 10, 2016;

“TransGlobe RSUs” means restricted share units issued under the TransGlobe RSU Plan; “TransGlobe Shareholders” means the holders of TransGlobe Shares;

“TransGlobe Shares” means the common shares in the authorized share capital of TransGlobe;

“TransGlobe Surrendered DSUs” means all of the TransGlobe DSUs held by persons other than the TransGlobe Board Nominees;

“TransGlobe Surrendered PSUs” means all of the TransGlobe PSUs held by the TransGlobe Departing Employees;

“TransGlobe Surrendered RSUs” means all of the TransGlobe RSUs held by the TransGlobe Departing Employees;

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended from time to time and the rules and regulations of the SEC promulgated thereunder;

“U.S. Securities Laws” means the U.S. Securities Act, the U.S. Exchange Act and all other applicable U.S. federal securities laws;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

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“VAALCO” means VAALCO Energy, Inc., a corporation existing under the laws of the State of Delaware;

“VAALCO Excess Shares” has the meaning set forth in Section 3.2(b); “VAALCO Share Trust” has the meaning set forth in Section 3.2(b); and

“VAALCO Shares” means shares of common stock in the authorized share capital of VAALCO.

1.2	Interpretation not Affected by Headings

The division of this Plan of Arrangement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Plan of Arrangement.

1.3	Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender shall include all genders.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder by a party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States of America and “$” refers to United States dollars.

1.6	Statutes

Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

ARTICLE 2

EFFECT OF ARRANGEMENT

2.1	Arrangement Agreement

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This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.

2.2	Binding Effect

This Plan of Arrangement and the Arrangement shall, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, and without any further authorization, act or formality on the part of the Court, become effective and be binding upon VAALCO, AcquireCo, TransGlobe, the Depositary, all registered and beneficial TransGlobe Shareholders, including Dissenting Shareholders, all TransGlobe Equity Award Holders, the Registrar and transfer agent of TransGlobe, and all other Persons.

2.3	Filing of the Articles of Arrangement

The Articles of Arrangement shall be filed with the Registrar with the purpose and intent that none of the provisions of this Plan of Arrangement shall become effective unless all of the provisions of this Plan of Arrangement shall have become effective in the sequence provided herein. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the steps, events or transactions set out in Section 3.1 have become effective in the sequence and at the times set out therein. If no Certificate of Arrangement is required to be issued by the Registrar pursuant to section 193(11) of the ABCA, the Arrangement shall become effective commencing at the Effective Time on the date the Articles of Arrangement are filed with the Registrar pursuant to section 193(4.1) of the ABCA.

ARTICLE 3 ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, in five minute increments each of the following events shall occur and shall be deemed to occur consecutively in the following order, except where noted, without any further authorization, act or formality:

(a)

Each TransGlobe Option outstanding at the Effective Time (whether vested or unvested), notwithstanding the terms of the TransGlobe Option Plan, shall be, and shall be deemed to be, without further action by or on behalf of a holder of TransGlobe Options, fully and unconditionally vested and exercisable, and shall be surrendered and transferred to TransGlobe (free and clear of any Liens) for cancellation in exchange for a cash payment from TransGlobe equal to, for each TransGlobe Share for which the TransGlobe Option may be exercised, the amount (if any) by which (x) the product of the Closing VWAP multiplied by the Exchange Ratio exceeds (y) the Exercise Price thereof and for greater certainty, where such amount is zero or negative, none of TransGlobe, VAALCO, AcquireCo or the Depositary shall be obligated to pay the holder of such TransGlobe Option any amount in respect of such TransGlobe Option, and

11651580.2

the TransGlobe Options so surrendered and transferred and any agreements related thereto shall be, and shall be deemed to be, cancelled and extinguished without any further action on the part of the holder thereof or TransGlobe;

(ii)

the holders of all such TransGlobe Options shall cease to be holders of TransGlobe Options and to have any rights as holders of TransGlobe Options other than the right to receive the consideration to which they are entitled pursuant to this Section 3.1(a) and such holders’ names shall be removed as the holders from the register of TransGlobe Options maintained by or on behalf of TransGlobe;

(iii)

any agreement, certificate or other document evidencing the TransGlobe Options or the right of a holder thereof to any such TransGlobe Options shall be void and of no further force or effect as of such time and none of TransGlobe, VAALCO nor AcquireCo shall have any further liabilities or obligations to the former holders thereof with respect thereto other than the obligation of TransGlobe to pay the consideration to which the holders of the TransGlobe Options are entitled to receive pursuant to this Section 3.1(a); and

(iv)	the TransGlobe Option Plan shall be terminated and of no further force and effect.

(b)

Notwithstanding the terms of the TransGlobe DSU Plan, the “Final Payment Date” (as defined in the TransGlobe DSU Plan) of each TransGlobe Surrendered DSU shall be, and shall be deemed to be, the effective time of this Section 3.1(b) and each TransGlobe Surrendered DSU outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, without further action by or on behalf of a holder of TransGlobe Surrendered DSUs, fully and unconditionally vested, and settled and paid by surrender and transfer from the holder thereof to TransGlobe (free and clear of any Liens) for cancellation in exchange for a cash payment from TransGlobe equal to the product of the Closing VWAP multiplied by the Exchange Ratio for each TransGlobe Surrendered DSU, and

(i)

the TransGlobe Surrendered DSUs so surrendered and transferred and any agreements related thereto shall be, and shall be deemed to be, cancelled and extinguished without any further action on the part of the holder thereof or TransGlobe;

(ii)

the holders of all such TransGlobe Surrendered DSUs shall cease to be holders of TransGlobe Surrendered DSUs, to have any rights as holders of TransGlobe Surrendered DSUs other than the right to receive the consideration to which they are entitled pursuant to this Section 3.1(b) and such holders’ names shall be removed as the holders from the register of TransGlobe DSUs maintained by or on behalf of TransGlobe; and

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any agreement, certificate or other document evidencing the TransGlobe Surrendered DSUs or the right of a holder thereof to any such TransGlobe Surrendered DSUs shall be terminated and of no further force or effect as of such time and none of TransGlobe, VAALCO nor AcquireCo shall have any further liabilities or obligations to the former holders thereof with respect thereto other than the obligation of TransGlobe to pay the consideration to which the holders of the TransGlobe Surrendered DSUs are entitled to receive pursuant to this Section 3.1(b).

(c)

Notwithstanding the terms of the TransGlobe PSU Plan, each TransGlobe Surrendered PSU outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, without further action by or on behalf of a holder of TransGlobe Surrendered PSUs, fully and unconditionally vested at the TransGlobe PSU Vesting Percentage, and surrendered and transferred by the holder thereof to TransGlobe (free and clear of any Liens) for cancellation in exchange for a cash payment from TransGlobe equal to the product of the Closing VWAP multiplied by the Exchange Ratio for each TransGlobe Surrendered PSU, and

(i)

the TransGlobe Surrendered PSUs so surrendered and transferred and any agreements related thereto shall be, and shall be deemed to be, cancelled and extinguished without any further action on the part of the holder thereof or TransGlobe;

(ii)

the holders of all such TransGlobe Surrendered PSUs shall cease to be holders of TransGlobe Surrendered PSUs, to have any rights as holders of TransGlobe Surrendered PSUs other than the right to receive the consideration to which they are entitled pursuant to this Section 3.1(c) and such holders’ names shall be removed as the holders from the register of TransGlobe PSUs maintained by or on behalf of TransGlobe; and

(iii)

any agreement, certificate or other document evidencing the TransGlobe Surrendered PSUs or the right of a holder thereof to any such TransGlobe Surrendered PSUs shall be terminated and of no further force or effect as of such time and none of TransGlobe, VAALCO nor AcquireCo shall have any further liabilities or obligations to the former holders thereof with respect thereto other than the obligation of TransGlobe to pay the consideration to which the holders of the TransGlobe Surrendered PSUs are entitled to receive pursuant to this Section 3.1(c).

(d)

Notwithstanding the terms of the TransGlobe RSU Plan, the “Distribution Date” (as defined in the TransGlobe RSU Plan) of each TransGlobe Surrendered RSU shall be, and shall be deemed to be, the effective time of this Section 3.1(d) and each TransGlobe Surrendered RSU outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, without further action by or on behalf of a holder of TransGlobe Surrendered RSUs, fully and unconditionally vested, and surrendered and transferred by the holder thereof to TransGlobe (free and clear of any Liens) for cancellation in exchange for a cash payment from TransGlobe equal to the product of the Closing VWAP multiplied by the Exchange Ratio for each TransGlobe Surrendered RSU, and

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the TransGlobe Surrendered RSUs so surrendered and transferred and any agreements related thereto shall be, and shall be deemed to be, cancelled and extinguished without any further action on the part of the holder thereof or TransGlobe;

(ii)

the holders of all such TransGlobe Surrendered RSUs shall cease to be holders of TransGlobe Surrendered RSUs, to have any rights as holders of TransGlobe Surrendered RSUs other than the right to receive the consideration to which they are entitled pursuant to this Section 3.1(d) and such holders’ names shall be removed as the holders from the register of TransGlobe RSUs maintained by or on behalf of TransGlobe;

(iii)

any agreement, certificate or other document evidencing the TransGlobe Surrendered RSUs or the right of a holder thereof to any such TransGlobe Surrendered RSUs shall be terminated and of no further force or effect as of such time and none of TransGlobe, VAALCO nor AcquireCo shall have any further liabilities or obligations to the former holders thereof with respect thereto other than the obligation of TransGlobe to pay the consideration to which the holders of the TransGlobe Surrendered RSUs are entitled to receive pursuant to this Section 3.1(d);

(e)

Each Dissent Share shall be deemed to be transferred and assigned by such Dissenting Shareholder, without any further act of formality on its part, to AcquireCo (free and clear of any Liens) in accordance with, and in exchange for the consideration contemplated in, Article 4 and:

(i)

such Dissenting Shareholder shall cease to be, and shall be deemed to cease to be, the registered holder of each such Dissent Share and the name of such registered holder shall be, and shall be deemed to be, removed from the register of TransGlobe Shareholders in respect of each such Dissent Share, and at such time each Dissenting Shareholder will have only the rights set out in Section 4.1;

(ii)

such Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases,  assignments and waivers,  statutory  or otherwise, required to transfer and assign each such Dissent Share; and

(iii)

AcquireCo shall be and shall be deemed to be the holder of all of the outstanding Dissent Shares (free and clear of all Liens) and the central securities register of TransGlobe shall be, and shall be deemed to be, revised accordingly.

(f)

Each TransGlobe Share outstanding immediately prior to the Effective Time (other than any TransGlobe Share held by VAALCO, AcquireCo or any of their respective affiliates or any Dissent Shares) shall be deemed to be transferred and assigned by the holder thereof, without any further act or formality on its part, to AcquireCo (free and clear of any Liens) in exchange for the Consideration, subject to Sections

3.2 and 5.3, and

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the registered holder thereof shall cease to be, and shall be deemed to cease to be, the registered holder of each such TransGlobe Share and the name of such registered holder shall be, and shall be deemed to be, removed from the register of TransGlobe Shareholders;

(ii)

the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such TransGlobe Share; and

(iii)

AcquireCo shall be and shall be deemed to be the holder of all of the outstanding TransGlobe Shares (free and clear of all Liens) and the central securities register of TransGlobe shall be, and shall be deemed to be, revised accordingly.

(g)

Pursuant to the terms of the Tennessee DSU Plan (including but not limited to sections 3.1 and 4.8), each one TransGlobe Continuing DSU shall be continued on the same terms and conditions as were applicable immediately prior to the Effective Time except that, pursuant to the terms of the Amended and Restated TransGlobe DSU Plan, the terms of such TransGlobe Continuing DSU shall be amended so as to substitute for the TransGlobe Shares underlying such TransGlobe Continuing DSU such number of VAALCO Shares (rounded down to the nearest whole number) equal to (A) the number of TransGlobe Shares underlying such TransGlobe Continuing DSU, multiplied by (B) the Exchange Ratio, and all such TransGlobe Continuing DSUs shall continue to be governed by and subject to the terms and conditions of the Amended and Restated TransGlobe DSU Plan.

(h)

Simultaneously with the amendment in Section 3.1(g), pursuant to the terms of the Tennessee PSU Plan (including but not limited to sections 3.1, 4.6, 4.12 and 4.13), each one TransGlobe Continuing PSU shall be continued on the same terms and conditions as were applicable immediately prior to the Effective Time except that, pursuant to the terms of the Amended and Restated TransGlobe PSU Plan, the terms of such TransGlobe Continuing PSU shall be amended so as to substitute for the TransGlobe Shares underlying such TransGlobe Continuing PSU such number of VAALCO Shares (rounded down to the nearest whole number) equal to (A) the number of TransGlobe Shares underlying such TransGlobe Continuing PSU, multiplied by (B) the Exchange Ratio, and all such TransGlobe Continuing PSUs shall continue to be governed by and subject to the terms and conditions of the Amended and Restated TransGlobe PSU Plan.

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Simultaneously with the amendment in Section 3.1(g), pursuant to the terms of the Tennessee RSU Plan (including but not limited to sections 3.1, 4.11 and 4.12), each one TransGlobe Continuing RSU shall be  continued on the same terms and conditions as were applicable immediately prior to the Effective Time except that, pursuant to the terms of the Amended and Restated TransGlobe RSU Plan, the terms of such TransGlobe Continuing RSU shall be amended so as to substitute for the TransGlobe Shares underlying such TransGlobe Continuing RSU such number of VAALCO Shares (rounded down to the nearest whole number) equal to (A) the number of TransGlobe Shares underlying  such TransGlobe Continuing  RSU, multiplied by (B) the Exchange Ratio, and all such TransGlobe Continuing RSUs shall continue to be governed by and subject to the terms and conditions of the Amended and Restated TransGlobe RSU Plan.

The events provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

3.2	No Fractional Shares

(a)

In no event shall any TransGlobe Shareholder be entitled to a fractional VAALCO Share. Where the aggregate number of VAALCO Shares to be issued to a TransGlobe Shareholder as consideration under the Arrangement would result in a fraction of a VAALCO Share being issuable, the number of VAALCO Shares to be received by such TransGlobe Shareholder shall be rounded down to the nearest whole VAALCO Share. In lieu of any such fractional VAALCO Share, each TransGlobe Shareholder otherwise entitled to a fractional interest in a VAALCO Share will be entitled to receive a cash payment equal to an amount representing such TransGlobe Shareholder’s proportionate interest in the net proceeds from the sale by the Depositary on behalf of all such TransGlobe Shareholders of the VAALCO Excess Shares.

11651580.2

As promptly as practicable following the Effective Time, the Depositary shall determine the excess of (i) the number of VAALCO Shares issued and delivered to the Depositary pursuant to Article 5 representing the Consideration Shares over (ii) the aggregate number of whole Consideration Shares to be issued to TransGlobe Shareholders pursuant to Section 3.1(f) (such excess the “VAALCO Excess Shares”). Following the Effective Time, the Depositary shall, on behalf of the former TransGlobe Shareholders, sell the VAALCO Excess Shares at the then prevailing prices on the NYSE. The sale of the VAALCO Excess Shares by the Depositary shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent applicable. The Depositary shall use its commercially reasonable efforts to complete the sale of the VAALCO Excess Shares as promptly following the Effective Time as is practicable, consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the net proceeds of such sale or sales have been distributed to former TransGlobe Shareholders, the Depositary shall hold such proceeds in trust for such former TransGlobe Shareholders (the “VAALCO Share Trust”). The amount of all commissions, transfer taxes and other out-of-pocket transaction costs, including expenses and compensation of the Depositary incurred in connection with such sale of VAALCO Excess Shares shall be paid by VAALCO. The Depositary shall determine the portion of the VAALCO Share Trust to which each former TransGlobe Shareholder is entitled, if any, by multiplying the amount of the aggregate net proceeds composing the VAALCO Share Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such former TransGlobe Shareholder is entitled (after taking into account all TransGlobe Shares held as of immediately prior to the Effective Time by such former TransGlobe Shareholder) and the denominator of which is the aggregate amount of fractional VAALCO Shares to which all former TransGlobe Shareholders are entitled.

(c)

As soon as practicable after the determination of the amount of cash, if any, to be paid to former TransGlobe Shareholders with respect to any fractional VAALCO Shares, the Depositary shall make available such amounts to such former TransGlobe Shareholders.

ARTICLE 4 DISSENT RIGHTS

4.1	Dissent Rights

(a)

In connection with the Arrangement, each registered TransGlobe Shareholder may exercise rights of dissent (“Dissent Rights”) with respect to the TransGlobe Shares held by such TransGlobe Shareholder pursuant to Section 191 of the ABCA, as modified by the Interim Order, the Final Order and this Section 4.1(a); provided that, notwithstanding Section 191(5) of the ABCA, the written objection to the Arrangement Resolution referred to in Section 191(5) of the ABCA must be received by TransGlobe not later than 4:00 p.m. (Calgary time) two Business Days immediately preceding the date of the TransGlobe Meeting. Dissenting Shareholders who are:

(i)

ultimately entitled to be paid by VAALCO the fair value for their Dissent Shares (A) shall be deemed to not to have participated in the transactions in Article 3 (other than Section 3.1(e)); (B) shall be deemed to have transferred and assigned such Dissent Shares (free and clear of any Liens) to AcquireCo in accordance with Section 3.1(e); (C) will be entitled to be paid the fair value of such Dissent Shares by AcquireCo, which fair value, notwithstanding anything to the contrary contained in the ABCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted at the TransGlobe Meeting; and (D) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such TransGlobe Shares; or

(ii)

ultimately not entitled, for any reason, to be paid by VAALCO the fair value for their Dissent Shares, shall be deemed to have participated in the Arrangement in respect of those TransGlobe Shares on the same basis as a non-dissenting TransGlobe Shareholder and shall be entitled to receive only the Consideration from VAALCO in the same manner as such non- Dissenting Shareholders.

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In no event shall VAALCO or TransGlobe or any other Person be required to recognize a Dissenting Shareholder as a registered or beneficial owner of TransGlobe Shares or any interest therein (other than the rights set out in this Section 4.1) at or after the Effective Time, and as at the Effective Time the names of such Dissenting Shareholders shall be deleted from the central securities register of TransGlobe.

(c)

For greater certainty, in addition to any other restrictions in the Interim Order and under Section 191 of the ABCA, none of the following shall be entitled to exercise Dissent Rights: (i) TransGlobe Shareholders who vote or have instructed a proxyholder to vote such TransGlobe Shares in favour of the Arrangement Resolution (but only in respect of such TransGlobe Shares), (ii) the TransGlobe Equity Award Holders, and (iii) any other Person who is not a registered holder of TransGlobe Shares as of the record date for the TransGlobe Meeting. A Person may only exercise Dissent Rights in respect of all, and not less than all, of such Person’s TransGlobe Shares.

ARTICLE 5 DELIVERY OF CONSIDERATION

5.1	Certificates and Payments

(a)

Following receipt of the Final Order and prior to the Effective Time, VAALCO and AcquireCo shall deliver or cause to be delivered to the Depositary such number of VAALCO Shares required to satisfy the aggregate Consideration payable to the TransGlobe Shareholders in accordance with Section 3.1 which VAALCO Shares shall be held by the Depositary as agent and nominee for such former TransGlobe Shareholders for distribution to such former TransGlobe Shareholders in accordance with the provisions of this Article 5.

(b)

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding TransGlobe Shares that were transferred pursuant to Section 3.1(f), together with  a duly completed and executed Letter of Transmittal and any such additional documents and instruments as the Depositary may reasonably require, the registered holder of the TransGlobe Shares represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such TransGlobe Shareholder the Consideration that such TransGlobe Shareholder has the right to receive under the Arrangement for such TransGlobe Shares, less any amounts withheld pursuant to Section 5.3, and any certificate so surrendered shall forthwith be cancelled.

(c)

After the Effective Time and until surrendered for cancellation as contemplated by Section 5.1(b), each certificate that immediately prior to the Effective Time represented one or more TransGlobe Shares (other than TransGlobe Shares held by VAALCO, AcquireCo or any of their respective affiliates) shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate is entitled to receive in accordance with Section 3.1, less any amounts withheld pursuant to Section 5.3.

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Following receipt of the Final Order and prior to the filing of the Articles of Arrangement, TransGlobe shall deliver or cause to be delivered to the Depositary (unless the parties otherwise agree) sufficient funds to satisfy the aggregate amount of cash payable to the holders of the TransGlobe Options, TransGlobe Surrendered DSUs, TransGlobe Surrendered PSUs and TransGlobe Surrendered RSUs, in

accordance with Section 3.1, which cash shall be held by the Depositary as agent and nominee for such former holders of TransGlobe Options, TransGlobe Surrendered DSUs, TransGlobe Surrendered PSUs and TransGlobe Surrendered RSUs for distribution to such former holders of TransGlobe Options, TransGlobe Surrendered DSUs, TransGlobe Surrendered PSUs and TransGlobe Surrendered RSUs in accordance with the provisions of this Article 5. The delivery of such funds to the Depositary following receipt of the Final Order and prior to the Effective Time shall constitute full satisfaction of the rights of former holders of TransGlobe Options, TransGlobe Surrendered DSUs, TransGlobe Surrendered PSUs and TransGlobe Surrendered RSUs and such former holders of TransGlobe Options, TransGlobe Surrendered DSUs, TransGlobe Surrendered PSUs and TransGlobe Surrendered RSUs shall have no claim against TransGlobe, AcquireCo or VAALCO except to the extent that the funds delivered by TransGlobe to the Depositary (except to the extent such funds are withheld in accordance with Section 5.3) are insufficient to satisfy the amounts payable to such former holders of TransGlobe Options, TransGlobe Surrendered DSUs, TransGlobe Surrendered PSUs and TransGlobe Surrendered RSUs or are not paid by the Depositary to such former holders of TransGlobe Options, TransGlobe Surrendered DSUs, TransGlobe Surrendered PSUs and TransGlobe Surrendered RSUs in accordance with the terms hereof. As soon as practicable after the Effective Time, the Depositary shall pay or cause to be paid the amounts, less applicable withholdings, to be paid to former holders of TransGlobe Options, TransGlobe Surrendered DSUs, TransGlobe Surrendered PSUs and TransGlobe Surrendered RSUs pursuant to this Plan of Arrangement. Notwithstanding the foregoing, at the election of TransGlobe, TransGlobe shall be entitled to pay the cash payable to the former holders of TransGlobe Options, TransGlobe Surrendered DSUs, TransGlobe Surrendered PSUs and TransGlobe Surrendered RSUs pursuant to Section 3.1 through its payroll service provider following the Effective Date.

5.2	Lost Certificates

11651580.2

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding TransGlobe Shares that were transferred pursuant to Section 3.1(f) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration deliverable in accordance with such holder’s duly completed and executed Letter of Transmittal. When authorizing such consideration in exchange for any lost, stolen or destroyed certificate, the Person to whom such Consideration is to be delivered shall as a condition precedent to the delivery of such Consideration, give a bond satisfactory to VAALCO, TransGlobe and the Depositary (acting reasonably) in such sum as VAALCO may direct, or otherwise indemnify VAALCO, AcquireCo and TransGlobe in a manner satisfactory to VAALCO and TransGlobe, each acting reasonably, against any claim that may be made against VAALCO, AcquireCo and TransGlobe with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Withholding Rights

VAALCO, AcquireCo, TransGlobe, any of their affiliates and the Depositary, as applicable, shall be entitled to deduct and withhold, or direct any other Person to deduct and withhold on their behalf, from any amounts otherwise payable, issuable or otherwise deliverable to any TransGlobe Shareholder, any TransGlobe Equity Award Holder, and/or any other Person under this Plan of Arrangement such amounts as are required or reasonably believed to be required to be deducted and withheld from such amounts under any provision of the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other Law. To the extent any such amounts are so deducted and withheld, such amounts shall be  treated for all purposes under this Plan of Arrangement as having been paid to the Person in respect of which such deduction and withholding was made. To the extent that the amount so required to be deducted or withheld from any amounts payable, issuable or otherwise deliverable to a Person under this Plan of Arrangement exceeds the amount of cash, if any, otherwise payable to such Person, VAALCO, TransGlobe, any of their affiliates and the Depositary are hereby authorized to sell or otherwise dispose, or direct any other Person to sell or otherwise dispose, of such portion of the non-cash consideration or non-cash amounts payable, issuable or otherwise deliverable hereunder to such Person as is necessary to provide sufficient funds to VAALCO, TransGlobe, any of their affiliates and the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and none of VAALCO, TransGlobe, any of their affiliates or the Depositary shall be liable to any Person for any deficiency in respect of any proceeds received, and VAALCO, TransGlobe, any of their affiliates and the Depositary, as applicable, shall notify the relevant Person of such sale or other disposition and remit to such Person any unapplied balance of the net proceeds of such sale or other disposition (after deduction for (x) the amounts required to satisfy the required withholding under the Plan of Arrangement in respect of such Person, (y) reasonable commissions payable to the broker and (z) other reasonable costs and expenses).

5.4	Distributions with respect to Unsurrendered Share Certificates

No dividend or other distribution declared or made after the Effective Time with respect to VAALCO Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding TransGlobe Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2. Subject to applicable Law and to Section 5.3, at the time of such compliance, there shall, in addition to the delivery of Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such VAALCO Shares.

5.5	Limitation and Proscription

11651580.2

To the extent that a former TransGlobe Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 on or before the date that is the last Business Day prior to the third anniversary of the Effective Date (the “final proscription date”), then the Consideration that such former TransGlobe Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the Consideration to which such former TransGlobe Shareholder was entitled, shall be delivered to VAALCO by the Depositary and the VAALCO Shares forming part of the Consideration shall be deemed to be cancelled, and the interest of the former TransGlobe Shareholder in such VAALCO Shares (and any dividend or other distribution referred to in Section 5.4) to which it was entitled shall be terminated as of such final proscription date, and the certificates formerly representing TransGlobe Shares shall cease to represent a right or claim of any kind or nature as of such final proscription date. Any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the final proscription date shall cease to represent a right or claim of any kind or nature and the right of any TransGlobe Shareholder to receive the Consideration for TransGlobe Shares pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to VAALCO.

5.6	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

5.7	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all TransGlobe Shares and TransGlobe Awards issued prior to the Effective Time;

(b) the rights and obligations of the registered holders of TransGlobe Shares (other than VAALCO, AcquireCo or any of their respective affiliates) and the TransGlobe Equity Award Holders, and of TransGlobe, VAALCO, AcquireCo, the Depositary and any transfer agent or other depositary in relation thereto, shall be solely as provided for in this Plan of Arrangement and the Arrangement Agreement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any TransGlobe Shares and TransGlobe Awards shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 6 AMENDMENTS

6.1	Amendments

(a)

VAALCO and TransGlobe reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be agreed to in writing by each of TransGlobe and VAALCO and filed with the Court, and, if made following the TransGlobe Meeting, then: (i) approved by the Court, and (ii) if the Court directs, approved by the TransGlobe Shareholders and communicated to the TransGlobe Shareholders and the TransGlobe Equity Award Holders if and as required by the Court, and in either case in the manner required by the Court.

11651580.2

Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement, if agreed to by TransGlobe and VAALCO, may be proposed by TransGlobe and VAALCO at any time prior to or at the TransGlobe Meeting, with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the TransGlobe Meeting shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the TransGlobe Meeting will be effective only if it is agreed to in writing by each of TransGlobe and VAALCO and, if required by the Court, by some or all of the TransGlobe Shareholders voting in the manner directed by the Court.

(d)

Notwithstanding Sections 6.1(a) and 6.1(b), any amendment, modification or supplement to this Plan of Arrangement may be made by TransGlobe and VAALCO without the approval of or communication to the Court or the TransGlobe Shareholders or the TransGlobe Equity Award Holders, provided that it concerns a matter which, in the reasonable opinion of TransGlobe and VAALCO is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the TransGlobe Shareholders and the TransGlobe Equity Award Holders.

(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the Arrangement Agreement.

ARTICLE 7 FURTHER ASSURANCES

7.1     Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

ARTICLE 8

U.S. SECURITIES LAW EXEMPTION

11651580.2

Notwithstanding any provision herein to the contrary, TransGlobe and VAALCO each agree that the Plan of Arrangement will be carried out with the intention that, and they will use their commercially reasonable best efforts to ensure that, all Consideration Shares issued under the Arrangement will be issued by VAALCO in exchange for TransGlobe Shares pursuant to the Plan of Arrangement, whether in the United States, the United Kingdom, Canada or any other country, in reliance on the exemption from the registration requirements of the U.S. Securities Act, as amended, as provided by Section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement. VAALCO shall use its commercially reasonable efforts to ensure that the Consideration Shares shall, at the Effective Time, either be registered or qualified under all applicable U.S. state securities laws, or exempt from such registration and qualification requirements.

SCHEDULE B

FORM OF ARRANGEMENT RESOLUTION BE IT RESOLVED THAT:

1.

The arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act (Alberta) (the “ABCA”) involving TransGlobe Energy Corporation (“TransGlobe”), pursuant to the arrangement agreement among TransGlobe, VAALCO Energy, Inc. and VAALCO Energy Canada ULC dated July 13, 2022, as it may be modified, supplemented or amended from time to time in accordance with its terms (the “Arrangement Agreement”), as more particularly described and set forth in the management information circular of TransGlobe dated l, 2022 (the “Circular”), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2.

The plan of arrangement of TransGlobe, as it has been or may be modified, supplemented or amended in accordance with the Arrangement Agreement and its terms (the “Plan of Arrangement”), the full text of which is set out as Schedule “l” to the Circular, is hereby authorized, approved and adopted.

3.

The: (a) Arrangement Agreement and all the transactions contemplated therein, (b) actions of the directors of TransGlobe in approving the Arrangement and the Arrangement Agreement, and (c) actions of the directors and officers of TransGlobe in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto, and  causing the performance by  TransGlobe of its obligations thereunder, are hereby ratified and approved.

4.

TransGlobe is hereby authorized to apply to the Court of Queen’s Bench of Alberta (the “Court”) for an order approving the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented or amended).

5.

Any one or more directors or officers of TransGlobe is hereby authorized, for and on behalf and in the name of TransGlobe, to execute and deliver, whether under corporate seal of TransGlobe or not, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of TransGlobe, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by TransGlobe;

such opinion to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

6.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of common shares of TransGlobe (the “TransGlobe Shareholders”) entitled to vote thereon or that the Arrangement has been approved by the Court, the directors of TransGlobe are hereby authorized and empowered, without further notice to or approval of the TransGlobe Shareholders: (a) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement (or any documents or agreements delivered in connection therewith) to the extent permitted by their terms, as applicable, and (b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

SCHEDULE C

FORM OF VAALCO ENERGY, INC. RESOLUTIONS

PROPOSAL 1

INCREASE IN AUTHORIZED SHARES

To approve an amendment of the VAALCO Energy, Inc. (“VAALCO”) Restated Certificate of Incorporation to increase VAALCO’s authorized shares of common stock from 100,000,000 shares to 160,000,000 shares.

PROPOSAL 2

ISSUANCE OF VAALCO SHARES IN CONNECTION WITH THE TRANSACTION

To approve the issuance of shares of VAALCO common stock to TransGlobe Energy Corporation’s (“TransGlobe”) shareholders in connection with the arrangement agreement between TransGlobe, VAALCO and VAALCO Energy Canada ULC dated July 13, 2022, as it may be modified, supplemented or amended from time to time in accordance with its terms (the “Arrangement Agreement”).

SCHEDULE 3.1

REPRESENTATIONS AND WARRANTIES OF TRANSGLOBE

Defined Terms

As used in this schedule, capitalized terms have the meanings ascribed thereto in the Arrangement Agreement to which this schedule is appended, and the following terms have the following meanings:

“Export Laws” means (i) all Laws imposing trade restrictions administered or enforced by OFAC, all sanctions Laws or embargos imposed or administered by the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty’s Treasury, Global Affairs Canada, or other relevant sanctions authority, and all anti-boycott Laws administered by the U.S. Department of Commerce or the Department of Treasury, and (ii) all Laws relating to the import, export, re-export, or transfer of information, data, goods, and technology, including the Export Administration Regulations administered by the U.S. Department of Commerce, the International Traffic in Arms Regulations administered by the U.S. Department of State, and the export control Laws of Canada (including the Export and Import Permits Act administered by Global Affairs Canada), the United Kingdom or the European Union.

“GLJ” has the meaning given to it in section (y) of Schedule 3.1;

“Government Official” means any official, employee, or representative of any Governmental Entity or public international organization, any political party or employee thereof, or any candidate for political office.

“Indigenous Claim” means any and all claims (whether or not proven) by any person to or in respect of (a) rights, title or interests of any first nation, native, indigenous or aboriginal group by virtue of its status as a first nation, native, indigenous or aboriginal group; (b) treaty rights; or (c) specific or comprehensive claims being considered by Crown-Indigenous Relations and Northern Affairs Canada;

“Intellectual Property” means anything that is or may be protected by any Intellectual Property rights in any jurisdiction such as, but not limited to works (including software), performances, trade secrets, inventions (whether patentable or not), improvements to such inventions, industrial designs, mask work and integrated circuit topographies, trade-marks, trade names, business names, corporate names, domain names, website names and world wide web addresses, whether or not they may also be protected, at any given time, as a trade secret or confidential information, including proprietary and non-public business information, know-how, methods, processes, designs, technology, technical data, schematics, models, simulations and documentation relating to any of the foregoing;

“Restricted Party” means a person that is: (i) listed on, or directly or indirectly owned or controlled by a person listed on, or acting on behalf of a person listed on, any Sanctions related- list of designated Persons maintained by any Sanctions Authority, or (ii) otherwise a target of Sanctions;

“Sanctions” means all economic or financial sanctions, sectoral sanctions, secondary sanctions, laws, regulations, embargoes or restrictive measures administered, enacted or enforced from time to time by: (i) the United States government; (ii) the United Nations; (iii) the European Union; (iv) the United Kingdom; (v) Canada; (vi) the United Nations Security Council; or (vii) the respective governmental institutions and agencies of any of the foregoing, including, without limitation, the Office of Foreign Assets Control of the US Department of Treasury (“OFAC”), the United States Department of  State,  the United  States Department of  Commerce,  Her Majesty’s Treasury (“HMT”), Global Affairs Canada or Public Safety Canada or any other relevant sanctions authority (together, the “Sanctions Authorities”);

“TransGlobe Annual Financial Statements” means the audited consolidated financial statements for TransGlobe as of and for each of the fiscal years ended on December 31, 2021 and December 31, 2020 (including any notes or schedules thereto and the auditor’s report thereon);

“TransGlobe Balance Sheet” has the meaning given to it in section (m) of Schedule 3.1;

“TransGlobe Financial Statements” means, together, TransGlobe Annual Financial Statements and TransGlobe Interim Financial Statements;

“TransGlobe Interim Financial  Statements” means  the interim  unaudited condensed consolidated financial statements for TransGlobe for the three month period ended March 31, 2022 (including any notes or schedules thereto);

“TransGlobe JV Entities” means any corporations or entities in which TransGlobe or any of its Subsidiaries directly owns 20% or more of the outstanding shares or equity interests and which is not otherwise a Subsidiary;

“TransGlobe Material Property” has the meaning given to it in section (u) of Schedule 3.1;

“TransGlobe Real Property Interests” has the meaning given to it in section (p)(i) of Schedule 3.1; and

“TransGlobe Reserves Report” has the meaning given to it in section (y) of Schedule 3.1.

REPRESENTATIONS AND WARRANTIES OF TRANSGLOBE

(a)

Organization and Qualification. Each of TransGlobe and its Subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all corporate power and capacity to own its assets and conduct its business as now owned and conducted. Each of TransGlobe and its Subsidiaries is duly qualified to carry on business and is in good standing in each jurisdiction in which its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities, makes such qualification necessary, except where the failure to be so registered or in good standing would not, individually or in the aggregate, have a TransGlobe Material Adverse Effect. True and complete copies of the constating documents of TransGlobe and its Subsidiaries have been disclosed in the

TransGlobe Data Room, and no action has been taken to amend or supersede such constating documents of TransGlobe and its Subsidiaries.

(b)

Authority Relative to this Agreement. TransGlobe has the requisite corporate power and authority to enter into this Agreement and the agreements and other documents to be entered into by it hereunder and, subject to obtaining the Interim Order, the Final Order and the TransGlobe Shareholder Approval, to perform its obligations hereunder and thereunder. The execution and delivery and performance of this Agreement, the Arrangement and the agreements and other documents to be entered into by TransGlobe hereunder and the consummation by TransGlobe of the transactions contemplated hereunder and thereunder have been duly authorized by the TransGlobe Board and no other corporate proceedings on the part of TransGlobe are necessary to authorize this Agreement and the agreements and other documents to be entered into by it hereunder or the consummation of the Arrangement, other than obtaining the Interim Order, the Final Order, approval of the TransGlobe Circular by the TransGlobe Board and the TransGlobe Shareholder Approval. This Agreement has been duly executed and delivered by TransGlobe and constitutes a valid and binding obligation of TransGlobe, enforceable by VAALCO and AcquireCo against TransGlobe in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)

No Conflict; Required Filings and Consent. Except as set forth in Section 3.1(c) of the TransGlobe Disclosure Letter, the execution and delivery by TransGlobe of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or both, or the happening of any other event or condition):

(i)	violate, conflict with or result in a breach or default of:

(A)	any provision of the articles, by-laws or other constating documents or partnership agreements of TransGlobe or any of its Subsidiaries;

(B)

any TransGlobe Material Contract or Authorization to which TransGlobe or any of its Subsidiaries is a party or by which TransGlobe or any of its Subsidiaries is bound, except as would not, individually or in the aggregate, have a TransGlobe Material Adverse Effect; or

(C)

any Law to which TransGlobe or any of its Subsidiaries is subject or by which TransGlobe or any of its Subsidiaries is bound, and except as would not, individually or in the aggregate, have a TransGlobe Material Adverse Effect;

(ii)

give rise to any right of termination, allow any Person to exercise any rights, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which TransGlobe is entitled, under any TransGlobe Material Contract or Authorization to which TransGlobe or any of its Subsidiaries is a party, except as would not, individually or in the aggregate, have a TransGlobe Material Adverse Effect; or

(iii)

give rise to any rights of first refusal or rights of first offer or pre-emptive right, trigger any change of control provision or any restriction or limitation, or require any consent or other action by any Person, under any TransGlobe Material Contract or Authorization, or result in the imposition of any Lien upon any of TransGlobe’s assets or the assets of any of TransGlobe’s Subsidiaries except as would not, individually or in the aggregate, have a TransGlobe Material Adverse Effect.

Other than such filings and approvals required by the applicable rules and policies of the TSX, NASDAQ and AIM, the Interim Order and the Final Order, no Authorization of, or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity is necessary on the part of TransGlobe or any of its Subsidiaries for the consummation by TransGlobe of its obligations in connection with the Arrangement under this Agreement or for the completion of the Arrangement, except for such Authorizations and filings as to which the failure to obtain or make would not, individually or in the aggregate, have a TransGlobe Material Adverse Effect.

(d)	Subsidiaries.

(i)

None of TransGlobe’s Subsidiaries is currently prohibited, directly or indirectly, from paying any dividends to TransGlobe, from making any other distribution on such Subsidiary’s capital stock, from repaying to TransGlobe any loans or advances to such Subsidiary from TransGlobe.

(ii)

The following information with respect to each of TransGlobe’s Subsidiaries is accurately set out, as at the date thereof, in Section 3.1(d)(ii) of the TransGlobe Disclosure Letter: (A) its name; (B) TransGlobe’s percentage equity ownership of it; and (C) its jurisdiction of incorporation, organization or formation.

(iii)

Except as set forth in Section 3.1(d)(iii) of the TransGlobe Disclosure Letter, TransGlobe is, directly or indirectly, the registered and beneficial owner of, with respect to each of TransGlobe’s Subsidiaries, all of its issued and outstanding securities, in each case free and clear of all Liens (other than Liens set forth in the TransGlobe Interim Financial Statements and Liens arising in the ordinary course of business or that are not material in the aggregate), and all of the issued and outstanding securities of TransGlobe’s Subsidiaries have been duly and validly authorized and issued, are fully paid, and if such entity is a corporation, are non-assessable.

No securities of TransGlobe’s Subsidiaries have been issued in violation of any Law or pre-emptive or similar rights. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any securities or other ownership interests in any of TransGlobe’s Subsidiaries.

(e)	Compliance with Laws and Constating Documents.

(i)

The operations of TransGlobe and its Subsidiaries have been since January 1, 2019 and are now being conducted in material compliance with all Laws of each jurisdiction, the Laws of which have been and are now applicable to the operations of TransGlobe, and of any of its Subsidiaries, and none of TransGlobe or any of its Subsidiaries has received any notice of any alleged violation of any such Laws, other than non-compliance or violations which have not had and would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect.

(ii)

None of TransGlobe or any of its Subsidiaries is in conflict with, or in default under or in violation of its articles or by-laws or equivalent organizational documents, except for such violation or default which would not, individually or in the aggregate, have a TransGlobe Material Adverse Effect.

(f)

Authorizations. TransGlobe and its Subsidiaries have obtained all Authorizations necessary for the ownership, operation and use of the assets of TransGlobe and its Subsidiaries or otherwise in connection with carrying on the business and operations of TransGlobe and its Subsidiaries in compliance with all applicable Laws, except where the failure to have any such Authorization would not, individually or in the aggregate, have a TransGlobe Material Adverse Effect. Such Authorizations are in full force and effect in accordance with their terms. TransGlobe and its Subsidiaries have fully complied with and are in compliance with all such Authorizations, except, in each case, for such non-compliance which would not, individually or in the aggregate, have a TransGlobe Material Adverse Effect. There is no action, investigation or proceeding pending or, to the knowledge of TransGlobe threatened, regarding any such Authorizations, which if successful would, individually or in the aggregate, have a TransGlobe Material Adverse Effect. None of TransGlobe or any of its Subsidiaries or any of their respective officers or directors, has received any notice, whether written or oral, of revocation or non-renewal or material amendments of any such Authorizations, or of any intention of any Person to revoke or refuse to renew or to materially amend any of such Authorizations, except in each case, for revocations, non-renewals or amendments which would not, individually or in the aggregate, have a TransGlobe Material Adverse Effect, and all Authorizations of TransGlobe and its Subsidiaries continue to be effective in order for TransGlobe and its Subsidiaries to continue to conduct their respective businesses as they are currently being conducted. To the knowledge of TransGlobe, no Person other than TransGlobe owns or has any proprietary, financial or other interest (direct or indirect) in any Authorizations of TransGlobe.

(g)	Capitalization and Listing.

(i)

The authorized share capital of TransGlobe consists of an unlimited number of TransGlobe Shares. As of the date of this Agreement there are outstanding (A) 73,309,064 TransGlobe Shares issued and outstanding; and

(B) TransGlobe Options providing for the issuance of up to 1,267,512 TransGlobe Shares upon the exercise thereof. In addition, as of the date of this Agreement there are (A) 630,026 TransGlobe DSUs outstanding under the TransGlobe DSU Plan, (B) 2,151,935 TransGlobe PSUs outstanding under the TransGlobe PSU Plan, and (C) 736,131 TransGlobe RSUs outstanding under the TransGlobe RSU Plan. All outstanding TransGlobe Shares have been, and all TransGlobe Shares issuable upon the exercise or vesting of rights under the TransGlobe Options in accordance with their terms have been duly authorized and, upon issuance, will be, validly issued as fully paid and non-assessable shares of TransGlobe and are not and will not be, as applicable, subject to or issued in violation of, any pre-emptive rights. Except as set forth in Section 3.1(g)(i) of the TransGlobe Disclosure Letter, and except for the TransGlobe Options, TransGlobe DSUs, TransGlobe PSUs and TransGlobe RSUs referred to in this Section 3.1(g)(i), there are no issued, outstanding or authorized options, warrants, conversion privileges, calls, or pre-emptive, redemption, repurchase, stock appreciation or other rights, shareholder rights plans, agreements, arrangements, commitments or obligations of TransGlobe or any of its Subsidiaries to issue or sell any shares in the capital of TransGlobe or shares, partnership interests or other equity interests of any of its Subsidiaries or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire or subscribe for any shares in the capital of TransGlobe or shares, partnership interests or other equity interests of any of its Subsidiaries or the value of which is based on the value of the securities of TransGlobe or any of its Subsidiaries, and other than the TransGlobe Equity Incentive Plans, there are no equity or security based compensation arrangements maintained by TransGlobe.

(ii)

Section 3.1(g)(ii) of the TransGlobe Disclosure Letter sets forth a schedule, as of the date hereof and to the extent applicable, all outstanding grants to holders of TransGlobe Options, TransGlobe DSUs, TransGlobe PSUs and TransGlobe RSUs and the number, exercise price, date of grant, expiration dates, vesting schedules, performance criteria and whether vesting or exercise may be accelerated as a result, either alone or together with another event or occurrence, of the Arrangement.

(iii)

As of the date hereof, there are no outstanding obligations of TransGlobe or any of its Subsidiaries to repurchase, redeem or otherwise acquire any TransGlobe Shares or any shares of, or partnership interests or other equity interests in, any of its Subsidiaries, or qualify securities for public distribution in Canada or elsewhere, or with respect to the voting or disposition of any securities of TransGlobe or any of its Subsidiaries.

(iv)	All outstanding securities of TransGlobe have been issued in material compliance with all applicable Laws and any pre-emptive or similar rights applicable to them.

(v)

The TransGlobe Equity Incentive Plans and the issuance of securities under such plans (including all outstanding TransGlobe Options, TransGlobe DSUs, TransGlobe PSUs and TransGlobe RSUs) have been recorded on TransGlobe’s financial statements in accordance with IFRS, and no such grants involved any “back dating,” “forward dating,” “spring loading” or similar practices.

(vi)

There are no issued, outstanding or authorized bonds, debentures or other evidences of indebtedness of TransGlobe or its Subsidiaries or any other agreements, arrangements, instruments or commitments of any kind outstanding giving any Person, directly or indirectly, the right to vote (or that are convertible or exercisable for securities having the right to vote) with TransGlobe Shareholders on any matter.

(vii)	As of the date hereof, all dividends or distributions on securities of TransGlobe that have been declared or authorized have been paid in full.

(viii)	No securities of TransGlobe are owned by any of its Subsidiaries.

(h)

Shareholder and Similar Agreements. Neither TransGlobe nor any of its Subsidiaries is party to any shareholder, pooling, voting trust or other similar agreement or arrangement relating to the issued and outstanding shares in the capital of TransGlobe or any of its Subsidiaries or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in TransGlobe, any of its Subsidiaries and TransGlobe has not adopted a shareholder rights plan or any other similar plan or agreement.

(i)	Reporting Issuer Status and Stock Exchange Compliance.

(i)

As of the date hereof, TransGlobe is a reporting issuer (or the equivalent) not in default under Canadian Securities Laws in each of the provinces of Canada, and is in material compliance with all applicable Canadian Securities Laws therein. There is no Order delisting, suspending or cease trading any securities of TransGlobe. The TransGlobe Shares are listed and posted for trading on the TSX, NASDAQ and AIM, and are not listed on any market other than the TSX, NASDAQ and AIM, and TransGlobe is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX, NASDAQ and AIM.

(ii)

TransGlobe has not taken any action to cease to be a reporting issuer in any province nor has TransGlobe received notification from the Alberta Securities Commission, as principal regulator, or any other applicable securities commissions or securities regulatory authority of a province of Canada seeking to revoke TransGlobe’s reporting issuer status. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of TransGlobe is in effect, or, to the knowledge of TransGlobe, is pending or has been threatened, or is expected to be implemented or undertaken, and to the knowledge of TransGlobe, is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction.

(j)	U.S. Securities Law Matters.

(i)

The TransGlobe Shares are registered pursuant to Section 12(b) of the U.S. Exchange Act and TransGlobe is in material compliance with its reporting obligations as a “foreign private issuer”, as defined in Rule 3b-4 under the

U.S. Exchange Act, pursuant to Section 13(a) of the U.S. Exchange Act.

(ii)	Other than the TransGlobe Shares, TransGlobe does not have, nor is it required to have, any class of equity securities registered under the U.S. Exchange Act.

(iii)	TransGlobe is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940, as amended.

(iv)	TransGlobe is not, has not been since January 1, 2019 and on the Effective Date will not be, a “shell company” (as defined in Rule 405 under the U.S. Securities Act).

(k)	Reports.

(i)

Since January 1, 2021, TransGlobe has timely filed true and correct copies of TransGlobe Public Documents that TransGlobe is required to file under Canadian Securities Laws, applicable U.K. Laws, and U.S. Securities Laws, other than such documents that the failure to file would, individually or in the aggregate, not have a TransGlobe Material Adverse Effect. TransGlobe Public Documents, at the time filed, (A) did not contain any misrepresentation, (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (C) complied in all material respects with the requirements of applicable Canadian Securities Laws, applicable

U.K. Laws, and U.S. Securities Laws. Any amendments to the TransGlobe Public Documents required to be made have been filed on a timely basis with the applicable Governmental Entity. TransGlobe has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential or any other confidential filings filed under Canadian Securities Laws or with any Governmental Entity.

(l)	Financial Statements.

(i)

The TransGlobe Financial Statements (including the related management’s discussion and analysis) have been, and all financial statements of TransGlobe (including any notes or schedules thereto and related management’s discussion and analysis) which are publicly disseminated by TransGlobe in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with prior periods (except where IFRS has changed and new accounting standards become effective for the subsequent period) and all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position and results of operations of TransGlobe and its Subsidiaries as of the respective dates thereof and their results of operations and cash flows for the respective periods covered thereby.

(ii)

There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of TransGlobe or any of its Subsidiaries with unconsolidated entities or other Persons which are not reflected in the TransGlobe Financial Statements.

(iii)

The financial books, records and accounts of TransGlobe and each of its Subsidiaries: (A) have been maintained, in all material respects, in accordance with IFRS, and (B) accurately and fairly reflect the basis for TransGlobe’s financial statements in all material respects.

(iv)

The management of TransGlobe has established and maintains: (A) a system of disclosure controls and procedures (as such term is defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings); and (B) a system of disclosure controls and procedures, including “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Exchange Act), in each case, designed to provide reasonable assurance that information required to be disclosed by TransGlobe in its annual filings, interim filings or other reports filed or submitted by it under the applicable  Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified by such Laws imposed by such Governmental Entities and to ensure that such filings and other reports are complete and accurate in all respects. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by TransGlobe in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to TransGlobe’s management, including its chief executive officer and chief financial officer (or Persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

(v)

TransGlobe maintains a system of internal financial and accounting controls, including: (A) internal control over financial reporting (as such term is defined in National Instrument 52-109 - Certification of Disclosure

in Issuers’ Annual and Interim Filings); and (B) “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the U.S. Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and providing a reasonable basis for the directors to make proper judgments on an ongoing basis as to the financial position and prospects of TransGlobe and its Subsidiaries and includes policies and procedures that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of TransGlobe and its Subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of TransGlobe and its Subsidiaries are being made only with authorizations of management and directors of TransGlobe and its Subsidiaries; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of TransGlobe or its Subsidiaries that could have a material effect on its financial statements. To the knowledge of TransGlobe, as of the date of this Agreement (x) there are no material weaknesses in the design and implementation or maintenance of internal controls over financial reporting of TransGlobe that are reasonably likely to adversely affect the ability of TransGlobe to record, process, summarize and report financial information; and (y) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of TransGlobe.

(vi)

None of TransGlobe or any of its Subsidiaries, or any of the respective directors, officers, employees, auditors, accountants or representatives of any of the foregoing, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of TransGlobe or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion, or claim that TransGlobe or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the TransGlobe Board.

(m)

Undisclosed Liabilities. None of TransGlobe nor any of its Subsidiaries has any material liabilities or obligations of any nature, whether or not accrued, contingent, absolute, determined, determinable or otherwise, except for (a) liabilities and obligations that are specifically presented on the unaudited condensed consolidated balance sheet of TransGlobe as of March 31, 2022 (the “TransGlobe Balance Sheet”) or disclosed in the notes thereto; (b) those incurred in the ordinary course of business since the date of the TransGlobe Balance Sheet and consistent with past practice; and (c) those incurred in connection with the execution of this Agreement or the transactions contemplated hereby.

(n)

Sarbanes-Oxley Compliance. Each of the principal executive officer and the principal financial officer of TransGlobe (or each former principal executive officer and each former principal financial officer of TransGlobe, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the U.S. Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the TransGlobe Public Documents, and the statements contained in such certifications were true and accurate in all material respects as of the dates made in such TransGlobe Public Documents. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither TransGlobe nor any of its Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes- Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the U.S. Exchange Act) of TransGlobe or any of its Subsidiaries. TransGlobe is in material compliance with all applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of The Nasdaq Global Select Market.

(o)	Takeover Laws. No Takeover Law applicable to TransGlobe prohibits or will impair consummation of the transactions contemplated hereby.

(p)	Title. TransGlobe and its Subsidiaries:

(i)

except for Liens arising in the ordinary course of business or that are not material in the aggregate, have good and sufficient title to their real property interests, including fee simple estate of and in real property, leases, easements, rights of way, permits or licenses from landowners or authorities permitting the use of land by TransGlobe or its Subsidiaries, as applicable, necessary to permit the operation of TransGlobe’s business as presently owned and conducted in all material respects (collectively, “TransGlobe Real Property Interests”); and

(ii)

are not aware of any defects, failures or impairments in the title of its assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in the aggregate, would have a TransGlobe Material Adverse Effect.

(q)

Petroleum Rights Agreement. TransGlobe or one of its Subsidiaries is a party to the Petroleum Rights Agreements. The Petroleum Rights Agreements and all rights and interests of TransGlobe and/or its Subsidiaries thereunder or deriving therefrom are in full force and effect. No notice has been given to TransGlobe, any of its Subsidiaries or, to the knowledge of TransGlobe, to any other party to the Petroleum Rights Agreements by a Governmental Entity of any intention to revoke the Petroleum Rights Agreements or any of them. No Petroleum Rights Agreement is in the course of being surrendered in whole or in part and there is no proposal to do so. Neither TransGlobe nor any of its Subsidiaries has given any notice of withdrawal from any of the Petroleum Rights Agreements. Except as disclosed in Section 3.1(q) of the TransGlobe Disclosure Letter, all accrued obligations and liabilities imposed by the Petroleum Rights Agreements, including the work obligations arising from the Petroleum Rights Agreements, have been duly fulfilled and discharged and there is no outstanding work obligation to be fulfilled under the Petroleum Rights Agreements or any of them.

(r)	No Defaults under Leases and Agreements.

(i)

None of TransGlobe or any of its Subsidiaries has received notice of any default under any of the leases and other title and operating documents or any other  agreement or  instrument pertaining to the TransGlobe Real Property Interests to which TransGlobe or any of its Subsidiaries is a party or by or to which TransGlobe or any such assets are bound or subject, except to the extent that such defaults have not had and would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect.

(ii)

(A) TransGlobe and its Subsidiaries are in good standing under all, and are not in default under any, and (B) to the knowledge of TransGlobe, there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice or both, would constitute a default under any, leases and other title and operating documents or any other agreements and instruments pertaining to the TransGlobe Real Property Interests to which it is a party or by or to which it or such assets are bound or subject and all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and, to the knowledge of TransGlobe, none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults have not had and would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect.

(s)

Expropriation. No properties or assets of TransGlobe or its Subsidiaries, subject to the TransGlobe Real Property Interests has been taken or appropriated by any Governmental Entity, nor has any notice or proceeding in respect hereof been given or commenced, nor, to the knowledge of TransGlobe, is there any intent or proposal to give any such notice or to commence any such proceeding.

(t)	Environmental.

(i)

TransGlobe and its Subsidiaries have been since January 1, 2019 and are in compliance with all Environmental Laws, except such non-compliance as has not had and would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect.

(ii)

There have been no Releases in violation of Environmental Laws within the current or to the knowledge of TransGlobe, prior ownership, possession or control of either of TransGlobe or its Subsidiaries that would reasonably be expected to result in a claim, notice, complaint, penalty, prosecution or any other judicial or administrative proceeding arising out of any Environmental Laws against TransGlobe or any of its Subsidiaries, that have not had, or would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect.

(iii)

There are no pending claims, notices, complaints, penalties, prosecutions or any other judicial or administrative proceedings issued against TransGlobe or any of its Subsidiaries arising out of any Environmental Laws, except for any such claims that has not had and would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect.

(iv)

To the knowledge of TransGlobe, there has not been: (A) any written Order that remains outstanding which relates to Environmental Laws that would reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect; or (B) any written demand or notice that remains outstanding with respect to a material breach of any Environmental Law in each case applicable to TransGlobe or any of its Subsidiaries, except as has not had and would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect.

(u)

Ownership of Material Property. TransGlobe and its Subsidiaries have ownership of all material property (including all Petroleum Rights Agreements, real property, intellectual property, plant and equipment and all other assets owned, leased or otherwise held in accordance with industry standard oilfield practice) (the “TransGlobe Material Property”) necessary for the operation of its business, in each case free and clear of all Liens and other material adverse claims known to TransGlobe, and its Subsidiaries, as applicable, other than such Liens as are disclosed in any governmental registry, contained in the Petroleum Rights Agreements or arising in the ordinary course of business or are not material in the aggregate.

(v)

No ROFRS. There are no rights of first refusal, pre-emptive rights of purchase or similar right whereby any third party has the right to acquire or purchase any of the assets of TransGlobe and its Subsidiaries as a consequence of the Parties entering into this Agreement, other than where such rights would not, individually or in the aggregate, have a TransGlobe Material Adverse Effect.

(w)

Royalties, Rentals and Taxes Paid. All royalties and rentals payable under the leases and other title and operating documents (including all Petroleum Rights Agreements) pertaining to the oil and gas assets of TransGlobe and its Subsidiaries and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a TransGlobe Material Adverse Effect.

(x)

Licenses. TransGlobe and its Subsidiaries have obtained and are in compliance with all licenses, permits, certificates, consents, orders, grants (including all Petroleum Rights Agreements) and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such licenses, permits, certificates, consents, orders, grants and other authorizations, the absence of which would, individually or in the aggregate, not have a TransGlobe Material Adverse Effect.

(y)

Reserves. A true and complete copy of the report prepared by GLJ Petroleum Consultants Ltd. (“GLJ”) for the year ended December 31, 2021 with respect to TransGlobe’s reserves (together, the “TransGlobe Reserves Report”) has been provided to VAALCO. TransGlobe co-operated with GLJ in the preparation of the TransGlobe Reserves Report, which has been accepted and approved by the Reserves, Health, Safety, Environment and Social Responsibility Committee and the TransGlobe Board. TransGlobe has made available to GLJ prior to the issuance of the TransGlobe Reserves Report for the purpose of preparing such report, all information within TransGlobe’s power or possession requested by GLJ, which information did not, to TransGlobe’s knowledge, at the time such information was provided, contain any misrepresentation and TransGlobe does not have any knowledge of any change in the production, cost, reserves, resources or other relevant information provided to GLJ since the date that such information was so provided that would result, individually or in the aggregate, in a TransGlobe Material Adverse Effect. TransGlobe believes that the TransGlobe Reserves Report reasonably present the estimated quantity and pre-tax net present values of the oil and natural gas reserves associated with the crude oil, natural gas and natural gas liquids properties evaluated in such report as at December 31, 2021, based upon information available at the time such reserves information was prepared, and TransGlobe believes that at the date of such report, it reasonably presented the aggregate estimated quantity and pretax net present values of such reserves or the estimated monthly production volumes therefrom. GLJ, who prepared the TransGlobe Reserves Report, are, to TransGlobe’s knowledge, independent reserves evaluators in respect of the TransGlobe Reserves Report as required by the applicable Canadian Securities Laws as interpreted and applied by the Canadian Securities Authorities.

(z)

Intellectual Property. TransGlobe and its Subsidiaries have sufficient rights to use or otherwise exploit the Intellectual Property necessary to carry on the business now operated by them and there is no proceeding pending or, to the knowledge of TransGlobe, threatened by any Person challenging TransGlobe’s or its Subsidiaries’ rights in or to such intellectual property which is used for the conduct of the business as currently carried on as set forth in the TransGlobe Public Documents, except as has not had and would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect. To the knowledge of TransGlobe, the conduct of the business as currently carried on as set forth in the TransGlobe Public Documents, including the use of Intellectual Property, does not infringe upon Intellectual Property of any Person in any material respect, except as has not had and would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect. To the knowledge of TransGlobe, no Person is currently infringing upon any of the Intellectual Property owned by TransGlobe or its Subsidiaries in any material respect, except as has not had and would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect.

(aa)Employment Matters.

(i)

Except as set forth in Section 3.1(aa)(i) of the TransGlobe Disclosure Letter, the execution, delivery and performance of this Agreement and the consummation of the Arrangement will not (A) result in any payment (including bonus, golden parachute, retirement, severance, unemployment compensation, or other benefit) becoming due or payable to any of the TransGlobe directors, officers or employees or result in a director or officers having an entitlement to such payments upon termination or resignation,

(B) increase the compensation or benefits otherwise payable to any TransGlobe directors, officers or employees or (C) result in (1) the acceleration of the time of payment, (2) funding or (3) vesting of any benefits or entitlements otherwise available pursuant to any TransGlobe Benefit Plan.

(ii)

None of TransGlobe or any of its Subsidiaries (A) is a party to any collective bargaining agreement with respect to any TransGlobe employees or any contract with any employee association, or (B) is subject to any application for certification or, to the knowledge of TransGlobe, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement and no trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any employees of TransGlobe by way of certification, interim certification, voluntary recognition or succession rights. Except as disclosed in the TransGlobe Public Documents, there is no material labour strike, dispute, work slowdown or stoppage pending or involving, or to the knowledge of TransGlobe threatened against TransGlobe or any of its Subsidiaries and no such event has occurred within the last two years.

(iii)

None of TransGlobe or any of its Subsidiaries are, or have been, engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of TransGlobe, threatened against TransGlobe or any of its Subsidiaries.

(iv)

No trade union has applied to have TransGlobe or any of its Subsidiaries declared a common or related employer pursuant to the Labour Relations Code (Alberta) or any similar legislation in any jurisdiction in which TransGlobe or any of its Subsidiaries.

(v)

Except as set forth in Section 3.1(aa)(v) of the TransGlobe Disclosure Letter, none of TransGlobe or any of its Subsidiaries is subject to any current, pending or, to the knowledge of TransGlobe, threatened claim, complaint or proceeding for wrongful dismissal, constructive dismissal or any other tort claim relating to employment or termination of employment of employees or independent contractors, or under any applicable Law with respect to employment and labour, except for routine claims for benefits, except as has not had and would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect.

(vi)

TransGlobe and its Subsidiaries have been since January 1, 2019 in material compliance with all terms and conditions of employment and all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, workers’ compensation, human rights, labour relations and privacy and there are no current, pending, or, to the knowledge of TransGlobe, threatened, material proceedings before any court, board or tribunal with respect to any of the areas listed herein, except as has not had and would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect.

(vii)	VAALCO has been provided with true and complete copies of all material TransGlobe Benefit Plans.

(bb) Absence of Certain Changes or Events. Except in connection with the transactions contemplated by this Agreement or COVID-19 Measures undertaken by TransGlobe, since December 31, 2021: (i) TransGlobe and its Subsidiaries have operated their respective businesses only in the ordinary course of business, (ii) there has not been any TransGlobe Material Adverse Effect, and (iii) TransGlobe and its Subsidiaries have not taken or failed to take any action which, if taken after the date of this Agreement, would constitute a breach of Section 5.1.

(cc) Litigation. Except as disclosed in Section 3.1(cc) of the TransGlobe Disclosure Letter, there is no Proceeding against or involving TransGlobe or any of its Subsidiaries or any of their respective properties or assets pending or, to the knowledge of TransGlobe, threatened and, to the knowledge of TransGlobe, no event has occurred which would reasonably be expected to give rise to any Proceeding, in each case which, if adversely determined, would reasonably be expected to have a TransGlobe Material Adverse Effect or would prevent, significantly impede or materially delay the ability of TransGlobe to consummate the Arrangement.

(dd)Taxes.

(i)

each of TransGlobe and its Subsidiaries has duly and in a timely manner made or prepared all material Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all material Tax Returns required to be filed by it with the appropriate Governmental Entity, and all such Tax Returns were complete and correct in all material respects;

(ii)

each of TransGlobe and its Subsidiaries has paid all Taxes, including instalments on account of Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Entity and TransGlobe has provided adequate accruals in accordance with IFRS in the most recently published financial statements of TransGlobe for any Taxes of TransGlobe and each of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns, except in each case where the failure to do so would not reasonably be expected to individually or in the aggregate, have a TransGlobe Material Adverse Effect. Except as would not reasonably be expected to individually or in the aggregate, have a TransGlobe Material Adverse Effect since such publication date, no liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, reassessed, proposed to be assessed or reassessed, incurred or accrued, other than in the ordinary course of business;

(iii)

all deficiencies for Taxes asserted, assessed or reassessed against any of TransGlobe and its Subsidiaries have been paid in full, accrued on the books of TransGlobe or finally settled, except to the extent that any such deficiencies would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect;

(iv)

each of TransGlobe and its Subsidiaries has duly and timely withheld all Taxes required by Law to be withheld by it (including Taxes required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any Person including any employee, independent contractor, supplier, creditor, shareholder, non- resident or other third party) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other amounts required by Law to be remitted by it, except where the failure to do so would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect;

(v)

each of TransGlobe and its Subsidiaries has duly and timely collected all amounts on account of any sales, use or transfer Taxes, including, without limitation, goods and services, harmonized sales, provincial and territorial sales taxes and state and local taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it, except where the failure to do so would not reasonably be expected  to, individually or in the aggregate, have a TransGlobe Material Adverse Effect;

(vi)	each of TransGlobe and its Subsidiaries is duly registered under subdivision

(d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax and under any applicable provincial sales tax legislation;

(vii)

none of TransGlobe nor its Subsidiaries has requested, offered, or entered into with a Governmental Entity any agreement or extension of time for which to file any material Tax Returns or pay any material amount of Tax, by way of assessment or otherwise, and no such entity has requested or entered into an extension or waiver of a statute of limitation relating to any material amount of Tax;

(viii)

there are no material proceedings, investigations, audits, reassessments or claims now pending, or threatened in writing, against TransGlobe or any of its Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes, except to the extent that any of the foregoing would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect;

(ix)	except as disclosed in Section 3.1(dd)(ix) of the TransGlobe Disclosure Letter, for the purposes of the Tax Act and any other relevant Tax purposes:

(A)	TransGlobe is a “taxable Canadian corporation” and is resident in Canada and is not resident in any other country;

(B)

each of TransGlobe’s Subsidiaries is resident in the jurisdiction (or country of which such jurisdiction is a political subdivision) in which it was formed or continued, and is not resident in any other country;

(C)

none of TransGlobe nor any of its Subsidiaries (1) has a permanent establishment, or (2) is engaged in trade or business (or comparable non-U.S. standard in any jurisdiction outside of the United States), in either case, in a jurisdiction other than its country of organization; and

(D)

no written claim has been made by any Governmental Entity in a jurisdiction where TransGlobe or any of its Subsidiaries does not file Tax Returns that such entity is or may be subject to Tax by that jurisdiction or is required to file Tax Returns in such jurisdiction.

(x)

none of TransGlobe nor its Subsidiaries is a “United States person” within the meaning of Section 7701(a)(30) of the Code. None of TransGlobe nor its Subsidiaries is a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code;

(xi)	none of TransGlobe nor its Subsidiaries is or has been since January 1, 2017 a “controlled foreign corporation” within the meaning of Section 957(a) of the Code or a “passive foreign investment company” within the meaning of Section 1297(a) of the Code;

(xii)	none of TransGlobe nor its Subsidiaries has made an election pursuant to Section 897(i) of the Code;

(xiii)

none of TransGlobe nor its Subsidiaries has been the “distributing corporation” or a “controlled corporation”, in each case, within the meaning of Section 355 of the Code, with respect to a transaction that was intended to be governed in whole or in part by Section 355 of the Code;

(xiv)

none of TransGlobe nor its Subsidiaries is a party to any agreement, understanding or arrangement relating to the allocation or sharing of Taxes (excluding customary commercial agreements entered into in the ordinary course of business the primary subject of which is not Taxes);

(xv)

there are no Liens for Taxes upon any properties or assets of TransGlobe or any of its Subsidiaries (other than Liens (A) relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the most recent balance sheet included in the TransGlobe Annual Financial Statements; and (B) which would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect);

(xvi)

each of TransGlobe and its Subsidiaries has not, and has never been deemed to have for purposes of the Tax Act or any other Tax Law, entered into any transactions or arrangements with persons with whom they do not deal at arm’s length (within the meaning of the Tax Act) other than for consideration equal to fair market value. For all transactions between TransGlobe or any of its Subsidiaries, on the one hand, and any non-resident Person with whom TransGlobe or any of its Subsidiaries was not dealing at arm’s length for the purposes of the Tax Act, on the other hand, TransGlobe or its Subsidiary, as the case may be, has made or obtained records or documents that satisfy the requirements of paragraphs 247(4)(a) to (c) of the Tax Act. Each of TransGlobe and its Subsidiaries has complied in all respects with all applicable Tax Laws with respect to transfer pricing except where the failure to do so would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect;

(xvii)

none of TransGlobe nor its Subsidiaries have acquired property in circumstances which could subject it to a liability under section 160 of the Tax Act (taking into account all proposals to amend the Tax Act on the date hereof);

(xviii)

there are no circumstances existing which could result in the application of section 17, subsection 18(4), section 78, section 79, or sections 80 to 80.04 of the Tax Act (or any equivalent provision of the taxation legislation of any province or any other jurisdiction) to each of TransGlobe and its Subsidiaries;

(xix)	none of TransGlobe nor its Subsidiaries have participated in any transactions which are subject to the reporting requirements under section

237.3 or the notification requirements under proposed section 237.4 of the Tax Act (or would be subject to the reporting or notification requirements of sections 237.3 or 237.4 of the Tax Act if the proposed amendments to those provisions announced on February 4, 2022 were in effect);

(xx)

none of TransGlobe nor its Subsidiaries have applied for or received any refund or credit for any Tax (including amounts claimed and/or received under or pursuant to section 125.7 of the Tax Act), nor applied for or received any governmental grant, subsidy or similar amount, in each case to which it is not fully entitled.

(ee)   Books and Records. Since January 1, 2019, the corporate records and minute books of TransGlobe and its Subsidiaries are currently maintained in accordance with applicable Laws and are complete and accurate in all material respects.

(ff) Insurance. TransGlobe and its Subsidiaries have in place reasonable and prudent insurance policies that adequately cover all risks as are customarily covered by businesses in the industry in which TransGlobe and its Subsidiaries operate, and TransGlobe and its Subsidiaries are in compliance in all material respects with all requirements with respect to such policies. TransGlobe has disclosed in the TransGlobe Data Room, true and complete copies of all such policies that are material to TransGlobe (including copies of all written amendments, supplements and other modifications thereto or waivers of rights thereunder and additional details pertaining to the directors & officers liability policy) and the most recent inspection reports received from insurance underwriters. All such policies shall remain in full force and effect (subject to taking into account insurance market conditions and offerings and industry practices) and will not be cancelled or otherwise terminated as a result of the transactions contemplated herein. None of TransGlobe or its Subsidiaries has failed to promptly give any notice or present any material claim under such policies.

(gg) Non-Arm’s Length Transactions. Other than as disclosed in the TransGlobe Public Documents and other than employment or compensation agreements entered into in the ordinary course of business, no director, officer, employee or agent of, or independent contractor to, TransGlobe or any of its Subsidiaries, or holder of record or beneficial owner of 5% or more of the TransGlobe Shares, or associate or affiliate of any such officer, director or beneficial owner, is a party to, or beneficiary of, any loan, guarantee, Contract, arrangement or understanding or other transactions with TransGlobe or any of its Subsidiaries.

(hh) Benefit  Plans.  Other than as  disclosed  in Section  3.1(hh) of the TransGlobe Disclosure Letter:

(i)

Each TransGlobe Benefit Plan has been established, registered, amended, funded, administered, and invested in all material respects in accordance with its terms and applicable Laws in all material respects and in accordance with their terms, the terms of the material documents that support such TransGlobe Benefit Plans and the terms of agreements between TransGlobe and its Subsidiaries on the one hand and the employees (present and former) who are members of, or beneficiaries under, such TransGlobe Benefit Plans, on the other hand in all material respects, and any contributions required to be made under each TransGlobe Benefit Plan, as of the date hereof, have been timely made in accordance with the terms of such TransGlobe Benefit Plan and applicable Laws, and all obligations in respect of each TransGlobe Benefit Plan have been properly accrued and reflected in the TransGlobe Annual Financial Statements. All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each TransGlobe Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and all Laws in all material respects. To the knowledge of TransGlobe, there are no investigations by a Governmental Entity or material claims (other than routine claims for payment of benefits) pending or threatened involving any TransGlobe Benefit Plan or its assets, and no facts exist which would reasonably be expected to give rise to any such investigation order or material claim (other than routine claims for payment of benefits).

(ii)

Except as would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect, (A) all current obligations of TransGlobe regarding the TransGlobe Benefit Plans have been satisfied and (B) all contributions, premiums or Taxes required to be made or paid by TransGlobe by applicable Laws or under the terms of each TransGlobe Benefit Plan have been made in a timely fashion in accordance with applicable Laws and the terms of such TransGlobe Benefit Plan.

(iii)	There are no pension or retirement income plans of TransGlobe or any of its Subsidiaries.

(iv)	The costs of funding the TransGlobe Benefit Plans are, in all material respects, reflected in the TransGlobe Financial Statements.

(v)	No event has occurred respecting any TransGlobe Benefit Plan which would entitle a Person (without the consent of TransGlobe) to wind-up or terminate any TransGlobe Benefit Plan in whole or in part.

(vi)

To the knowledge of TransGlobe, there has been no amendment to, announcement by TransGlobe or any of its Subsidiaries relating to or change in employee participation, coverage, or benefits provided under, any TransGlobe Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year.

(vii)

There are no unfunded liabilities in respect of any TransGlobe Benefit Plan which provides pension benefits, superannuation benefits or retirement savings, including any “registered pension plans” as that term is defined in the Tax Act, or any supplemental pension plans (including going concern unfunded liabilities, solvency deficiencies or wind-up deficiencies, where applicable).

(viii)

No liabilities or obligations under any of the TransGlobe Benefit Plans in respect of any employees on disability would reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect.

(ix)

None of the TransGlobe Benefit Plans, or any insurance contract relating thereto, require or permit a retroactive increase in premiums or payments on termination of the TransGlobe Benefit Plan or any insurance contract relating thereto.

(x)	All material data necessary to administer each material TransGlobe Benefit Plan is in the possession or control of TransGlobe or its agents.

(ii)

Restrictions on Business Activities. There is no TransGlobe Material Contract or Order binding upon TransGlobe or any of its Subsidiaries  that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of TransGlobe or any of its Subsidiaries or the conduct of business by TransGlobe or any of its Subsidiaries as currently conducted (including following the transaction contemplated by this Agreement) other than TransGlobe Material Contracts or Orders which has not had and would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect.

(jj) Material Contracts. True and complete copies of the TransGlobe Material Contracts have been disclosed in the TransGlobe Data Room. TransGlobe and its Subsidiaries have performed in all material respects all of the respective obligations required to be performed by them under the TransGlobe Material Contracts and none of TransGlobe or any of its Subsidiaries, is in material breach or material default under any TransGlobe Material Contract  to which  it is a party  or bound nor does TransGlobe have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default. To the knowledge of TransGlobe, there is no material breach or default under (nor, to the knowledge of TransGlobe, does there exist any condition which, with the passage of time or the giving of notice or both, would result in such a breach or default under) any such TransGlobe Material Contract by any other party thereto. Except as disclosed in Section 3.1(jj) of the TransGlobe Disclosure Letter, all TransGlobe Material Contracts are legal, valid, binding and in full force and effect and are enforceable by TransGlobe (or a Subsidiary of TransGlobe, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity) and are the product of fair and arms’ length negotiations between the parties thereto.

TransGlobe has not received any written or, to the knowledge of TransGlobe, other notice that any party to a TransGlobe Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with TransGlobe or any of its Subsidiaries, and, to the knowledge of TransGlobe, no such action has been threatened.

(kk)Anti-Corruption.

(i)

None of TransGlobe nor its Subsidiaries, nor any of their directors, officers, employees, agents, representatives, or any other person acting on their behalf has, directly or indirectly, offered, promised, agreed, paid, authorized, given or taken any act in furtherance of any such offer, promise, agreement, payment or authorization on behalf of TransGlobe or its Subsidiaries, anything of value (including a facilitation payment), directly or indirectly, to any official of a Governmental Entity, any political party or official thereof or any candidate for political office, for the purpose of any of the following:

(A)

influencing any action or decision of such person in such person’s official capacity, including a decision to fail to perform such person’s official function in order to obtain or retain an advantage in the course of business;

(B)

inducing such person to use such person’s influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist TransGlobe or one of its Subsidiaries in obtaining or retaining business for, with, or directing business to, any person or otherwise to obtain or retain an advantage in the course of business; or

(C)

where such payment would constitute a bribe, rebate, payoff, influence payment, kickback or illegal or improper payment to assist TransGlobe or one of its Subsidiaries in obtaining or retaining business for, with, or directing business to, any person, other than such actions which have not had and would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect.

(ii)

None of TransGlobe nor its Subsidiaries, nor any of their directors, officers, employees, agents, representatives, or any other person acting on their behalf has taken any action that is inconsistent with or prohibited by or would cause TransGlobe or one of its Subsidiaries to be in violation of the substantive prohibitions or requirements of the Corruption of Foreign Public Officials Act (Canada), the Freezing Assets of Corrupt Foreign Officials Act (Canada), the Foreign Corrupt Practices Act of 1977 (United States), UK Bribery Act 2010 (as amended) or any similar legislation prohibiting corruption, bribery and money laundering in any jurisdiction in which it conducts its business and to which it is subject and all contracts and arrangements between TransGlobe or one of its Subsidiaries and any other person are in compliance with such laws, other than such actions which have not had and would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect. TransGlobe and its Subsidiaries have maintained policies and procedures applicable to it and their respective directors, officers, employees, agents and representatives in place in respect thereof as are appropriate to prevent and detect violations of laws prohibiting corruption, bribery and money laundering.

(iii)

None of TransGlobe nor its Subsidiaries nor any of its directors, officers, employees, agents, representatives, or any other person acting on their behalf has (A) conducted or initiated any review, audit or internal investigation that concluded that TransGlobe or one of its Subsidiaries or any of their respective directors, officers, employees, agents, representatives or any other person acting on their behalf has violated any Laws prohibiting corruption, bribery or money laundering or committed any wrongdoing thereunder; (B) made a voluntary, directed or involuntary disclosure to any Governmental Entity responsible for enforcing anti- corruption, anti-bribery and money laundering Laws, in each case with respect to any alleged act or omission arising under or relating to non- compliance with any such Laws, or received any notice, request or citation from any person alleging non-compliance with any such Laws, other than such actions which have not had and would not reasonably be expected to, individually or in the aggregate, have a TransGlobe Material Adverse Effect; or (C) been the  subject of any internal or external allegation, investigation, review,  audit, inquiry, or enforcement proceedings by  a Governmental Entity, bank, or customer related to any offence or alleged offence under Anti-Corruption Laws, and, to the knowledge of TransGlobe, no such investigation, review, audit, inquiry, or proceeding is pending or threatened; and there are no circumstances likely to give rise to any such investigation, review, audit, inquiry or proceeding.

(iv)

TransGlobe and its Subsidiaries have maintained systems of internal controls intended to ensure compliance with the Corruption of Foreign Public Officials Act (Canada), the Freezing Assets of Corrupt Foreign Officials Act (Canada), the Foreign Corrupt Practices Act of 1977 (United States), UK Bribery Act 2010 (as amended) or any similar legislation prohibiting corruption, bribery and money laundering. None of TransGlobe nor its Subsidiaries has established or maintained any fund or asset unrecorded in the books of TransGlobe or its Subsidiaries respectively, that was otherwise required by applicable Laws to be recorded for any purpose, or has made any false or artificial entries on any of the books or records of TransGlobe or its Subsidiaries for any reason.

(v)	Except as set forth in Section 3.1(kk)(v) of the TransGlobe Disclosure Letter, none of TransGlobe nor its Subsidiaries are owned or controlled directly or indirectly by a Governmental Entity or Government Official; and none of their respective directors, officers, employees, or, to the knowledge of TransGlobe, agents, representatives or other persons acting for or on behalf of TransGlobe or its Subsidiaries, is a Government Official.

(ll)Sanctions.

(i)

Neither TransGlobe, nor any of its Subsidiaries or joint ventures, nor any of their respective directors, officers or employees nor, to the knowledge of TransGlobe, any agents or other Persons acting on any of their behalf: (i) is a Restricted Party; or (ii) has received written notice of or is aware of any claim, action, suit, proceeding or investigation against it with respect to Sanctions by any Sanctions Authority.

(ii)

TransGlobe, its Subsidiaries and their respective directors, officers and employees and, to the knowledge of TransGlobe, the agents and other Persons acting on their behalf are in compliance with all applicable Sanctions in all respects.

(iii)

TransGlobe represents and covenants that neither TransGlobe nor any of its Subsidiaries nor any of their respective directors, officers or employees nor, to the knowledge of TransGlobe, any agents or other Persons acting on any of their behalf has knowingly engaged in, or is now knowingly engaged in, or will engage in, any dealings or transactions with any Restricted Party, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions, in violation of Sanctions.

(mm) Import and Export Controls. TransGlobe and its Subsidiaries, have been in compliance with all applicable Export Laws, and none of TransGlobe and its Subsidiaries, has (A) received written notice of, any actual, alleged or potential violation of any Export Law or (B) been a party to or the subject of any pending (or to the knowledge of TransGlobe, threatened) claim, action, suit, proceeding or investigation against it by or before any Governmental Entity (including receipt of any subpoena) related to any actual, alleged or potential violation of any Export Law.

(nn) Indigenous Claims. None of TransGlobe or its Subsidiaries has received any written notice of an Indigenous Claim, which relates to the TransGlobe Real Property Interests or to their respective operations and businesses except for such Indigenous Claims that would not, individually or in the aggregate, have a TransGlobe Material Adverse Effect. There are no ongoing or outstanding negotiations with any Indigenous group concerning an impact benefit or other material agreement between an Indigenous group and TransGlobe or its Subsidiaries.

(oo)NGOs and Community Groups. To the knowledge of TransGlobe:

(i)	no authorized legal representative of any community in the vicinity of any TransGlobe Material Property has communicated in writing to TransGlobe or any of its Subsidiaries a requirement that (i) the consent of such community be obtained as a condition to continued operation of any such TransGlobe Material Property or (ii) a material increase in the compensation payments payable by TransGlobe or any of its Subsidiaries under any community development or social framework or similar agreements as a condition to the continued operation of such TransGlobe Material Property.

(ii)

no dispute exists or is threatened in writing between community groups and TransGlobe and its Subsidiaries with respect to their respective businesses, assets and operations, except for such disputes that would not, individually or in the aggregate, have a TransGlobe Material Adverse Effect.

(pp) Brokers; Expenses. Except for the fees to be paid to Evercore Partners International LLP pursuant to the engagement letter with TransGlobe dated June 21, 2022 (the aggregate amount of fees as disclosed in Section 3.1(pp) of the TransGlobe Disclosure Letter), a true and complete copy of which has been disclosed in the TransGlobe Data Room, and except as otherwise disclosed in Section 3.1(pp) of the TransGlobe Disclosure Letter, none of TransGlobe or any of its Subsidiaries, or any of their respective officers, directors or employees has employed any broker, finder, investment banker, financial advisor or other person or incurred any liability for any brokerage fees, commissions, finder’s fees, financial advisory fees or other similar fees in connection with the transactions contemplated by this Agreement.

(qq)Fairness Opinion. As of the date hereof:

(i)

Evercore Partners International LLP, financial advisor to the TransGlobe Board, has delivered the TransGlobe Fairness Opinion to the TransGlobe Board to the effect that as of the date of such opinion, subject to the assumptions and limitations set out therein, the Consideration to be received by TransGlobe Shareholders pursuant to the Arrangement is fair, from a financial point of view, to TransGlobe Shareholders; and

(ii)	TransGlobe has been authorized by Evercore Partners International LLP to permit inclusion of the TransGlobe Fairness Opinion and references thereto in the TransGlobe Circular.

(rr)   Cultural Business. TransGlobe is not a “cultural business” within the meaning of the Investment Canada Act.

(ss) HSR Act. TransGlobe and its Subsidiaries do not hold, and will not hold, at the closing of the Arrangement (i) assets located in the United States as defined under the HSR Act and applicable regulations with a value that exceeds $101,000,000 and (ii) the assets of TransGlobe and its Subsidiaries did not generate sales in or into the United States, the sum of which exceeded $101,000,000 during TransGlobe’s most recent fiscal year, all as defined under the HSR Act and applicable regulations.

(tt) Competition Act. TransGlobe, together with its affiliates, does not have assets in Canada in excess of C$350 million or revenues in, from or into Canada in excess of C$350 million, calculated in accordance with the Competition Act.

SCHEDULE 4.1

REPRESENTATIONS AND WARRANTIES OF VAALCO AND ACQUIRECO

Defined Terms

As used in this schedule, capitalized terms have the meanings ascribed thereto in the Arrangement Agreement to which this schedule is appended, and the following terms have the following meanings:

“Export Laws” means (i) all Laws imposing trade restrictions administered or enforced by OFAC, all sanctions Laws or embargos imposed or administered by the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority, and all anti-boycott Laws administered by the U.S. Department of Commerce or the Department of Treasury, and (ii) all Laws relating to the import, export, re-export, or transfer of information, data, goods, and technology, including the Export Administration Regulations administered by the U.S. Department of Commerce, the International Traffic in Arms Regulations administered by the U.S. Department of State, and the export control Laws of the United Kingdom or the European Union;

“Government Official” means any official, employee, or representative of any Governmental Entity or public international organization, any political party or employee thereof, or any candidate for political office.

“Intellectual Property” means anything that is or may be protected by any Intellectual Property rights in any jurisdiction such as, but not limited to works (including software), performances, trade secrets, inventions (whether patentable or not), improvements to such inventions, industrial designs, mask work and integrated circuit topographies, trade-marks, trade names, business names, corporate names, domain names, website names and world wide web addresses, whether or not they may also be protected, at any given time, as a trade secret or confidential information, including proprietary and non-public business information, know-how, methods, processes, designs, technology, technical data, schematics, models, simulations and documentation relating to any of the foregoing;

“Restricted Party” means a person that is: (i) listed on, or directly or indirectly owned or controlled by a person listed on, or acting on behalf of a person listed on, any Sanctions related- list of designated Persons maintained by any Sanctions Authority, or (ii) otherwise a target of Sanctions;

“Sanctions” means all economic or financial sanctions, sectoral sanctions, secondary sanctions, laws, regulations, embargoes or restrictive measures administered, enacted or enforced from time to time by: (i) the United States government; (ii) the United Nations; (iii) the European Union; (iv) the United Kingdom; (v) the United Nations Security Council; or (vi) the respective governmental institutions and agencies of any of the foregoing, including, without limitation, the Office of Foreign Assets Control of the US Department of Treasury (“OFAC”), the United States Department of  State,  the United  States Department of  Commerce,  Her Majesty’s Treasury (“HMT”) or any other relevant sanctions authority (together, the “Sanctions Authorities”);

“VAALCO Annual Financial Statements” means the audited consolidated financial statements for VAALCO as of and for each of the fiscal years ended on December 31, 2021 and December 31, 2020 (including any notes or schedules thereto and the auditor’s report thereon) included in VAALCO’s annual report on Form 10-K dated filed on March 11, 2022;

“VAALCO Balance Sheet” has the meaning given to it in section (m) of Schedule 4.1;

“VAALCO Financial Statements” means, together, VAALCO Annual Financial Statements and VAALCO Interim Financial Statements;

“VAALCO Interim Financial Statements” means the interim unaudited condensed consolidated financial statements for VAALCO for the three month period ended March 31, 2022 (including any notes or schedules thereto) included in VAALCO’s quarterly report on Form 10-Q dated filed on May 3, 2022;

“VAALCO JV Entities” means any corporations or entities in which VAALCO or any of its Subsidiaries directly owns 20% or more of the outstanding shares or equity interests and which is not otherwise a Subsidiary;

“VAALCO Real Property Interests” has the meaning given to it in section (p)(i) of Schedule 4.1; and

“VAALCO Stockholder Approval” means the approval of the VAALCO Resolutions by VAALCO Stockholders at the VAALCO Meeting.

REPRESENTATIONS AND WARRANTIES OF VAALCO AND ACQUIRECO

(a)

Organization and Qualification. Each of VAALCO and its Subsidiaries (including AcquireCo) is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all corporate power and capacity to own its assets and conduct its business as now owned and conducted. Each of VAALCO and its Subsidiaries is duly qualified to carry on business and is in good standing in each jurisdiction in which its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities, makes such qualification necessary, except where the failure to be so registered or in good standing would not, individually or in the aggregate, have a VAALCO Material Adverse Effect. Except as set forth in Section 4.1(a) of the VAALCO Disclosure Letter, true and complete copies of the constating documents of VAALCO and its Subsidiaries have been disclosed in the VAALCO Data Room, and no action has been taken to amend or supersede such constating documents of VAALCO and its Subsidiaries.

(b)

Authority Relative to this Agreement. Each of VAALCO and AcquireCo has the requisite corporate power and authority to enter into this Agreement and the agreements and other documents to be entered into by it hereunder and, subject to obtaining VAALCO Stockholder Approval in the case of VAALCO, to perform its obligations hereunder and thereunder. The execution and delivery and performance of this Agreement, the Arrangement and the agreements and other documents to be entered into by each of VAALCO and AcquireCo hereunder and the consummation by each of VAALCO and AcquireCo of the transactions contemplated hereunder and thereunder have been duly authorized by the VAALCO Board or the AcquireCo Board, as applicable, and no other corporate proceedings on the part of VAALCO or AcquireCo are necessary to authorize this Agreement and the agreements and other documents to be entered into by it hereunder or the consummation of the Arrangement, other than obtaining approval of the VAALCO Proxy Statement by the VAALCO Board and the VAALCO Stockholder Approval. This Agreement has been duly executed and delivered by each of VAALCO and AcquireCo and constitutes a valid and binding obligation of each of VAALCO and AcquireCo, enforceable by TransGlobe against each of VAALCO and AcquireCo in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)

No Conflict; Required Filings and Consent. Except as set forth in Section 4.1(c) of the VAALCO Disclosure Letter, the execution and delivery by each of VAALCO and AcquireCo of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or both, or the happening of any other event or condition):

(i)	violate, conflict with or result in a breach or default of:

(A)	any provision of the articles, by-laws or other constating documents or partnership agreements of VAALCO or any of its Subsidiaries;

(B)

any VAALCO Material Contract or Authorization to which VAALCO or any of its Subsidiaries is a party or by which VAALCO or any of its Subsidiaries is bound, except as would not, individually or in the aggregate, have a VAALCO Material Adverse Effect; or

(C)

any Law to which VAALCO or any of its Subsidiaries is subject or by which VAALCO or any of its Subsidiaries is bound, and except as would not, individually or in the aggregate, have a VAALCO Material Adverse Effect;

(ii)

give rise to any right of termination, allow any Person to exercise any rights, or cause or  permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which VAALCO or AcquireCo is entitled, under any VAALCO Material Contract or Authorization to which VAALCO or any of its Subsidiaries is a party, except as would not, individually or in the aggregate, have a VAALCO Material Adverse Effect; or

(iii)	give rise to any rights of first refusal or rights of first offer, trigger any change of control provision or any restriction or limitation, or require any consent or other action by any Person, under any VAALCO Material Contract or Authorization, or result in the imposition of any Lien upon any of VAALCO’s assets or the assets of any of VAALCO’s Subsidiaries except as would not, individually or in the aggregate, have a VAALCO Material Adverse Effect.

Other than such filings and approvals required by the applicable rules and policies of the NYSE and LSE, the Interim Order and the Final Order, no Authorization of, or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity is necessary on the part of VAALCO or any of its Subsidiaries for the consummation by each of VAALCO and AcquireCo of its obligations in connection with the Arrangement under this Agreement or for the  completion of the  Arrangement, except for such Authorizations and filings as to which the failure to obtain or make would not, individually or in the aggregate, have a VAALCO Material Adverse Effect.

(d)

Subsidiaries. Except as set forth in Section 4.1(d) of the VAALCO Disclosure Letter, VAALCO is, directly or indirectly, the registered and beneficial owner of, with respect to each of VAALCO’s Subsidiaries, all of its issued and outstanding securities, in each case free and clear of all Liens (other than Liens set forth in the VAALCO Interim Financial Statements and Liens arising in the ordinary course of business or that are not material in the aggregate), and all of the issued and outstanding securities of VAALCO’s Subsidiaries have been duly and validly authorized and issued, are fully paid, and if such entity is a corporation, are non- assessable. No securities of VAALCO’s Subsidiaries have been issued in violation of any Law or pre-emptive or similar rights. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any securities or other ownership interests in any of VAALCO’s Subsidiaries.

(e)	Compliance with Laws and Constating Documents.

(i)

The operations of VAALCO and its Subsidiaries have been since January 1, 2019 and are now being conducted in material compliance with all Laws of each jurisdiction, the Laws of which have been and are now applicable to the operations of VAALCO and of any of its Subsidiaries, and none of VAALCO or any of its Subsidiaries has received any notice of any alleged violation of any such Laws, other than non-compliance or violations which have not had and would not reasonably be expected to, individually or in the aggregate, have a VAALCO Material Adverse Effect.

(ii)

None of VAALCO or any of its Subsidiaries is in conflict with, or in default under or in violation of its articles or by-laws or equivalent organizational documents except for such violation or default which would not, individually or in the aggregate, have a VAALCO Material Adverse Effect.

(f)	Authorizations. Except as set forth in Section 4.1(f) of the VAALCO Disclosure Letter, VAALCO and its Subsidiaries have obtained all material Authorizations necessary for the ownership, operation and use of the assets of VAALCO and its Subsidiaries or otherwise in connection with carrying on the business and operations of VAALCO and its Subsidiaries in compliance with all applicable Laws, except where the failure to have any such Authorization would not, individually or in the aggregate, have a VAALCO Material Adverse Effect. Such Authorizations are in full force and effect in accordance with their terms. VAALCO and its Subsidiaries have fully complied with and are in compliance with all such Authorizations, except, in each case, for such non-compliance which would not, individually or in the aggregate, have a VAALCO Material Adverse Effect. There is no action, investigation or proceeding pending or, to the knowledge of VAALCO threatened, regarding any such Authorizations, which if successful would, individually or in the aggregate, have a VAALCO Material Adverse Effect. None of VAALCO or any of its Subsidiaries or any of their respective officers or directors, has received any notice, whether written or oral, of revocation or non- renewal or material amendments of any such Authorizations, or of any intention of any Person to revoke or refuse to renew or to materially amend any of such Authorizations, except in each case, for revocations, non-renewals or amendments which would not, individually or in the aggregate, have a VAALCO Material Adverse Effect, and all Authorizations of VAALCO and its Subsidiaries continue to be effective in order for VAALCO and its Subsidiaries to continue to conduct their respective businesses as they are currently being conducted. To the knowledge of VAALCO, no Person other than VAALCO owns or has any proprietary, financial or other interest (direct or indirect) in any Authorizations of VAALCO.

(g)	Capitalization and Listing.

(i)

The authorized share capital of VAALCO consists of (x) as of the date of this Agreement, 100,000,000 VAALCO Shares, par value $0.10 per share and 500,000 shares of preferred stock, par value $25.00 per share and (y) as of the Effective Time, 160,000,000 VAALCO Shares, par value $0.10 per share and 500,000 shares of preferred stock, par value $25.00 per share. As of the date of this Agreement there are: (A) 70,886,171 VAALCO Shares validly issued and outstanding as fully-paid and non-assessable shares of VAALCO, of which 11,057,521 are treasury shares and 760,545 are unvested VAALCO Shares that are subject to forfeiture; (B) no shares of preferred stock issued or outstanding; (C) (1) 7,628,161 VAALCO Shares reserved for issuance pursuant to VAALCO restricted stock units and options to purchase VAALCO Shares, and (2) zero VAALCO Shares underlying VAALCO stock appreciation rights. All outstanding VAALCO Shares have been, and all VAALCO Shares issuable upon the exercise or vesting of the VAALCO restricted stock units and options to purchase VAALCO Shares and VAALCO stock appreciation rights, as the case may be, in accordance with their terms have been duly authorized and, upon issuance, will be, validly issued as fully paid and non-assessable shares of VAALCO and are not and will not be, as applicable, subject to or issued in violation of, any pre-emptive rights. Except in connection with the issuance of Consideration Shares as contemplated by this Agreement, and for the

VAALCO restricted stock units and options to purchase VAALCO Shares, and VAALCO stock appreciation rights referred to in this Section 4.1(g)(i), there are no issued, outstanding or authorized options, warrants, conversion privileges, calls, or pre-emptive, redemption, repurchase, stock appreciation or other rights, shareholder rights plans, agreements, arrangements, commitments or obligations of VAALCO or any of its Subsidiaries to issue or sell any shares in the capital of VAALCO or shares, partnership interests or other equity interests of any of its Subsidiaries or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire or subscribe for any shares in the capital of VAALCO or shares, partnership interests or other equity interests of any of its Subsidiaries or the value of which is based on the value of the securities of VAALCO or any of its Subsidiaries and other than the VAALCO Incentive Plans, there are no equity or security based compensation arrangements maintained by VAALCO.

(ii)

As of the date hereof, except in connection with the issuance of Consideration Shares as contemplated by this Agreement, there are no outstanding obligations of VAALCO or any of its Subsidiaries to repurchase, redeem or otherwise acquire any VAALCO Shares or any shares of, or partnership interests or other equity interests in, any of its Subsidiaries, or qualify securities for public distribution in the United States or elsewhere, or with respect to the voting or disposition of any securities of VAALCO or any of its Subsidiaries, and no Subsidiary of VAALCO owns any VAALCO Shares.

(iii)	All outstanding securities of VAALCO have been issued in material compliance with all applicable Laws and any pre-emptive or similar rights applicable to them.

(iv)

There are no issued, outstanding or authorized bonds, debentures or other evidences of indebtedness of VAALCO or its Subsidiaries or any other agreements, arrangements, instruments or commitments of any kind outstanding giving any Person, directly or indirectly, the right to vote (or that are convertible or exercisable for securities having the right to vote) with VAALCO Stockholders on any matter.

(v)	The Consideration Shares to be issued at the Effective Time will be duly authorized and validly issued by VAALCO as fully paid and non-assessable shares of VAALCO, free and clear of all Liens.

(h)

Shareholder and Similar Agreements. Except as set forth in Section 4.1(h) of the VAALCO Disclosure Letter, neither VAALCO nor any of its Subsidiaries is party to any shareholder, pooling, voting trust or other similar agreement or arrangement relating to the issued and outstanding shares in the capital of VAALCO or any of its Subsidiaries or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in VAALCO, any of its

Subsidiaries, and VAALCO has not adopted a shareholder rights plan or any other similar plan or agreement.

(i)	Registrant Status and Stock Exchange Compliance.

(i)	VAALCO is an SEC registrant.

(ii)

There is no Order delisting, suspending or cease trading any securities of VAALCO. The VAALCO Shares are listed on the Official List and listed for trading on the NYSE and the LSE and are not listed on any national or international securities exchange other than the NYSE and LSE, and VAALCO is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE, the FCA and LSE.

(iii)

No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of VAALCO is in effect, or, to the knowledge of VAALCO, is pending or has been threatened, or is expected to be implemented or undertaken, and to the knowledge of VAALCO, is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction.

(j)	U.S. Securities Law Matters.

(i)

The VAALCO Shares are registered pursuant to Section 12(b) of the U.S. Exchange Act and VAALCO is in material compliance with its reporting obligation pursuant to Section 13(a) of the U.S. Exchange Act.

(ii)	Other than the VAALCO Shares, VAALCO does not have, nor is it required to have, any class of equity securities registered under the U.S. Exchange Act.

(iii)	VAALCO is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940, as amended.

(k)

Reports. Since January 1, 2021, VAALCO has timely filed true and correct copies of VAALCO Public Documents that VAALCO is required to file under U.S. Securities Laws and applicable U.K. Laws, other than such documents that the failure to file would, individually or in the aggregate, not have a VAALCO Material Adverse Effect. VAALCO Public Documents at the time filed (A) did not contain any misrepresentation, (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (C) complied in all material respects with the requirements of applicable U.S. Securities Laws and applicable U.K. Laws. Any amendments to VAALCO Public Documents required to be made have been filed on a timely basis with the applicable Governmental Entity.

(l)	Financial Statements.

(i)

The VAALCO Financial Statements (including the related management’s discussion and analysis) have been, and all financial statements of VAALCO (including any notes or schedules thereto and related management’s discussion and analysis) which are publicly disseminated by VAALCO in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with U.S. GAAP applied on a basis consistent with prior periods (except where U.S. GAAP has changed and new accounting standards become effective for the subsequent period) and all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position and results of operations of VAALCO and its Subsidiaries  as  of the respective dates  thereof and  their results  of operations and cash flows for the respective periods covered thereby.

(ii)

There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of VAALCO or any of its Subsidiaries with unconsolidated entities or other Persons which are not reflected in the VAALCO Financial Statements.

(iii)

The financial books, records and accounts of VAALCO and each of its Subsidiaries: (A) have been maintained, in all material respects, in accordance with U.S. GAAP, and (B) accurately and fairly reflect the basis for VAALCO’s financial statements in all material respects.

(iv)

The management of VAALCO has established and maintains a system of disclosure controls and procedures, including “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Exchange Act) designed to provide reasonable assurance that information required to be disclosed by VAALCO in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified by such Laws imposed by such Governmental Entities and to ensure that such filings and other reports are complete and accurate in all respects. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by VAALCO in its annual filings, interim filings or other securities filings filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to VAALCO’s management, including its chief executive officer and chief financial officer (or Persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

(v)

VAALCO maintains a system of internal financial and accounting controls, including internal control over financial reporting, including “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d- 15(f) of the U.S. Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and providing a reasonable basis for the directors to make proper judgments on an ongoing basis as to the financial position and prospects of VAALCO and its Subsidiaries and includes policies and procedures that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of VAALCO and its Subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of VAALCO and its Subsidiaries are being made only with authorizations of management and directors of VAALCO and its Subsidiaries; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of VAALCO or its Subsidiaries that could have a material effect on its financial statements. To the knowledge of VAALCO, as of the date of this Agreement (x) there are no material weaknesses in the design and implementation or maintenance of internal controls over financial reporting of VAALCO that are reasonably likely to adversely affect the  ability of VAALCO to record, process, summarize and report financial information; and (y) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of VAALCO.

(vi)

None of VAALCO or any of its Subsidiaries, or any of the respective directors, officers, employees, auditors, accountants or representatives of any of the foregoing, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of VAALCO or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion, or claim that VAALCO or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the VAALCO Board.

(m)

Undisclosed Liabilities. None of VAALCO nor any of its Subsidiaries has any material liabilities or obligations of any nature, whether or not accrued, contingent, absolute, determined, determinable or otherwise, except for (a) liabilities and obligations that are specifically presented on the unaudited condensed consolidated balance sheet of VAALCO as of March 31, 2022 (the “VAALCO Balance Sheet”) or disclosed in the notes thereto; (b) those incurred in the ordinary course of business since the date of the VAALCO Balance Sheet and consistent with past practice; and (c) those incurred in connection with the execution of this Agreement or the transactions contemplated hereby.

(n)

Sarbanes-Oxley Compliance. Each of the principal executive officer and the principal financial officer of VAALCO (or each former principal executive officer and each former principal financial officer of VAALCO, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the U.S. Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the VAALCO Public Documents, and the statements contained in such certifications were true and accurate in all material respects as of the dates made in such VAALCO Public Documents. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither VAALCO nor any of its Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the U.S. Exchange Act) of VAALCO or any of its Subsidiaries. VAALCO is in material compliance with all applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of the NYSE.

(o)

Takeover Laws. No Takeover Law applicable to VAALCO (including Section 203 of the General Corporation Law of the State of Delaware) prohibits or will impair consummation of the transactions contemplated hereby.

(p)	Title. VAALCO and its Subsidiaries:

(i)

except for Liens arising in the ordinary course of business or that are not material in the aggregate, have good and sufficient title to their real property interests, including fee simple estate of and in real property, leases, easements, rights of way, permits or licenses from landowners or authorities permitting the use of land by VAALCO or its Subsidiaries, as applicable, necessary to permit the operation of VAALCO’s business as presently owned and conducted in all material respects (collectively, “VAALCO Real Property Interests”); and

(ii)

are not aware of any defects, failures or impairments in the title of its assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in the aggregate, would have a TransGlobe Material Adverse Effect.

(q)

Petroleum Rights Agreement. VAALCO or one of its Subsidiaries is a party to the Petroleum Rights Agreements. The Petroleum Rights Agreements and all rights and interests of VAALCO and/or its Subsidiaries thereunder or deriving therefrom are in full force and effect. No notice has been given to VAALCO, any of its Subsidiaries or, to the knowledge of VAALCO, to any other party to the Petroleum Rights Agreements by a Governmental Entity of any intention to revoke the Petroleum Rights Agreements or any of them. No Petroleum Rights Agreement is in the course of being surrendered in whole or in part and there is no proposal to do so. Neither VAALCO nor any of its Subsidiaries has given any notice of withdrawal from any of the Petroleum Rights Agreements. All accrued obligations and liabilities imposed by the Petroleum Rights Agreements, including the work obligations arising from the Petroleum Rights Agreements, have been duly fulfilled and discharged and there is no outstanding work obligation to be fulfilled under the Petroleum Rights Agreements or any of them.

(r)	No Defaults under Leases and Agreements.

(i)

None of VAALCO or any of its Subsidiaries has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to the VAALCO Real Property Interests to which VAALCO or any of its Subsidiaries is a party or by or to which VAALCO or any such assets are bound or subject, except to the extent that such defaults have not had and would not reasonably be expected to, individually or in the aggregate, have a VAALCO Material Adverse Effect.

(ii)

(A) VAALCO and its Subsidiaries are in good standing under all, and are not in default under any, and (B) to the knowledge of VAALCO, there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice or both, would constitute a default under any, leases and other title and operating documents or any other agreements and instruments pertaining to the VAALCO Real Property Interests to which it is a party or by or to which it or such assets are bound or subject and all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and, except as set forth in Section 4.1(r) of the VAALCO Disclosure Letter, to the knowledge of VAALCO, none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults have not had and would not reasonably be expected to, individually or in the aggregate, have a VAALCO Material Adverse Effect.

(s)

Expropriation. No properties or assets of VAALCO or its Subsidiaries, subject to the VAALCO Real Property Interests has been taken or appropriated by any Governmental Entity, nor has any notice or proceeding in respect hereof been given or commenced, nor, to the knowledge of VAALCO, is there any intent or proposal to give any such notice or to commence any such proceeding.

(t)

Absence of Certain Changes or Events. Except in connection with the transactions contemplated by this Agreement or COVID-19 Measures undertaken by VAALCO, since December 31, 2021: (i) VAALCO and its Subsidiaries have operated their respective businesses only in the ordinary course of business, (ii) there has not been any VAALCO Material Adverse Effect, and (iii) VAALCO and its Subsidiaries have not taken or failed to take any action which, if taken after the date of this Agreement, would constitute a breach of Section 5.2.

(u)

Litigation. There is no Proceeding against or involving VAALCO or any of its Subsidiaries or any of their respective properties or assets pending or, to the knowledge of VAALCO, threatened and, to the knowledge of VAALCO, no event has occurred which would reasonably be expected to give rise to any Proceeding, in each case which, if adversely determined, would reasonably be expected to have a VAALCO Material Adverse Effect or would prevent, significantly impede or materially delay the ability of VAALCO or AcquireCo to consummate the Arrangement.

(v)

Environmental. Except as disclosed in the VAALCO Public Documents, and except as has not had and would not reasonably be expected to, individually or in the aggregate, have a VAALCO Material Adverse Effect, the operations of VAALCO and each of its Subsidiaries are in compliance in all material respects with Environmental Laws.

(w)

Ownership of Material Property. VAALCO and its Subsidiaries have ownership of all material property (including all Petroleum Rights Agreements, real property, intellectual property, plant and equipment and all other assets owned, leased or otherwise held in accordance with industry standard oilfield practice) (the “VAALCO Material Property”) necessary for the operation of its business, in each case free and clear of all Liens and other material adverse claims known to VAALCO, and its Subsidiaries, as applicable, other than such Liens as are disclosed in any governmental registry, contained in the Petroleum Rights Agreements or arising in the ordinary course of business or are not material in the aggregate.

(x)

No ROFRS. Except as set forth in Section 4.1(x) of the VAALCO Disclosure Letter, there are no rights of first refusal, pre-emptive rights of purchase or similar right whereby any third party has the right to acquire or purchase any of the assets of VAALCO and its Subsidiaries as a consequence of the Parties entering into this Agreement, other than where such rights would not, individually or in the aggregate, have a VAALCO Material Adverse Effect.

(y)

Royalties, Rentals and Taxes Paid. All royalties and rentals payable under the leases and other title and operating documents (including all Petroleum Rights Agreements) pertaining to the oil and gas assets of VAALCO and its Subsidiaries and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a VAALCO Material Adverse Effect.

(z)

Licenses. Except as set forth in Section 4.1(z) of the VAALCO Disclosure Letter, VAALCO and its Subsidiaries have obtained and are in compliance with all licenses, permits, certificates, consents, orders, grants (including all Petroleum Rights Agreements) and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such licenses, permits, certificates, consents, orders, grants and other authorizations, the absence of which would, individually or in the aggregate, not have a VAALCO Material Adverse Effect.

(aa) Reserves. A true and complete copy of each of the reports prepared by Netherland, Sewell & Associates, Inc. (“NSAI”) for the year ended December 31, 2021 with respect to VAALCO’s reserves (together, the “VAALCO Reserves Report”) have been provided to TransGlobe. VAALCO co-operated with NSAI in the preparation of the VAALCO Reserves Reports. VAALCO has made available to NSAI prior to the issuance of the VAALCO Reserves Reports for the purpose of preparing such reports, all information within VAALCO’s power or possession requested by NSAI, which information did not to VAALCO’s knowledge, at the time such information was provided, contain any misrepresentation and VAALCO does not have any knowledge of any change in the production, cost, reserves, resources or other relevant information provided to NSAI since the date that such information was so provided that would result, individually or in the aggregate, in a VAALCO Material Adverse Effect. VAALCO believes that the VAALCO Reserves Reports reasonably present the estimated quantity and pre-tax net present values of the oil and natural gas reserves associated with the crude oil, natural gas and natural gas liquids properties evaluated in such reports as at December 31, 2021, based upon information available at the time such reserves information was prepared, and VAALCO believes that at the date of such reports, they reasonably presented the aggregate estimated quantity and pretax net present values of such reserves or the estimated monthly production volumes therefrom. NSAI, who prepared the VAALCO Reserves Reports, are, to VAALCO's knowledge, independent reserves evaluators in respect of the VAALCO Reserves Reports as required by the applicable U.S. Securities Laws as interpreted and applied by the SEC or similar securities regulatory authority in each state and territories of the United States.

(bb) Intellectual Property. VAALCO and its Subsidiaries have sufficient rights to use or otherwise exploit the Intellectual Property necessary to carry on the business now operated by them and there is no proceeding pending or, to the knowledge of VAALCO, threatened by any Person challenging VAALCO’s or its Subsidiaries’ rights in or to such intellectual property which is used for the conduct of the business as currently carried on as set forth in the VAALCO Public Documents, except as has not had and would not reasonably be expected to, individually or in the aggregate, have a VAALCO Material Adverse Effect. To the knowledge of VAALCO, the conduct of the business as currently carried on as set forth in the VAALCO Public Documents, including the use of Intellectual Property, does not infringe upon Intellectual Property of any Person in any material respect, except as has not had and would not reasonably be expected to, individually or in the aggregate, have a VAALCO Material Adverse Effect. To the knowledge of VAALCO, no Person is currently infringing upon any of the Intellectual Property owned by VAALCO or its Subsidiaries in any material respect, except as has not had and would not reasonably be expected to, individually or in the aggregate, have a VAALCO Material Adverse Effect.

(cc) Employment Matters. Except as disclosed in the VAALCO Public Documents, there is no material labour strike, dispute, work slowdown or stoppage pending or involving, or, to the knowledge of VAALCO, threatened against VAALCO or any of its Subsidiaries, and no such event has occurred within the last two years.

(dd) Ownership of TransGlobe Shares. None of VAALCO or any of its Subsidiaries or affiliates or any Person acting jointly or in concert with them in respect of the transactions contemplated by this Agreement beneficially owns or exercises control or direction over any securities of TransGlobe.

(ee)Taxes. Except as disclosed in Section 4.1(ee) of the VAALCO Disclosure Letter:

(i)

each of VAALCO and its Subsidiaries has duly and in a timely manner made or prepared all material Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all material Tax Returns required to be filed by it with the appropriate Governmental Entity, and all such Tax Returns were complete and correct in all material respects;

(ii)

each of VAALCO and its Subsidiaries has paid all Taxes, including instalments on account of Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Entity and VAALCO has provided adequate accruals in accordance with U.S. GAAP in the most recently published financial statements of VAALCO for any Taxes of VAALCO and each of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns, except in each case where the failure to do so would not reasonably be expected to, individually or in the aggregate, have a VAALCO Material Adverse Effect. Except as would not reasonably be expected to, individually or in the aggregate, have a VAALCO Material Adverse Effect since such publication date, no liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, reassessed, proposed to be assessed or reassessed, incurred or accrued, other than in the ordinary course of business;

(iii)

all deficiencies for Taxes asserted, assessed or reassessed against any of VAALCO and its Subsidiaries have been paid in full, accrued on the books of VAALCO or finally settled, except to the extent that any such deficiencies would not reasonably be expected to, individually or in the aggregate, have a VAALCO Material Adverse Effect;

(iv)

each of VAALCO and its Subsidiaries has duly and timely withheld all Taxes required by Law to be withheld by it (including Taxes required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any Person including any employee, independent contractor, supplier, creditor, shareholder, non- resident or other third party) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other amounts required by Law to be remitted by it, except where the failure to do so would not reasonably be expected to, individually or in the aggregate, have a VAALCO Material Adverse Effect;

(v)

each of VAALCO and its Subsidiaries has duly and timely collected all amounts on account of any sales, use or transfer Taxes, including, without limitation, goods and services, harmonized sales, provincial and territorial sales taxes and state and local taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it, except where the failure to do so would not reasonably be expected  to, individually or in the aggregate, have a VAALCO Material Adverse Effect;

(vi)

there are no material proceedings, investigations, audits, reassessments or claims now pending or threatened in writing, against VAALCO or any of its Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes, except to the extent that any of the foregoing would not reasonably be expected to, individually or in the aggregate, have a VAALCO Material Adverse Effect;

(vii)

neither VAALCO nor any of its Subsidiaries has been the “distributing corporation” or a “controlled corporation”, in each case, within the meaning of Section 355 of the Code, with respect to a transaction that was intended to be governed in whole or in part by Section 355 of the Code;

(viii)

there are no Liens for Taxes upon any properties or assets of VAALCO or any of its Subsidiaries (other than Liens (A) relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the most recent balance sheet included in the VAALCO Annual Financial Statements; and (B) which would not reasonably be expected to, individually or in the aggregate, have a VAALCO Material Adverse Effect);

(ix)	for the purposes of the Tax Act and any other relevant Tax purposes:

(A)	VAALCO is a corporation formed under the laws of the State of Delaware and is not managed or controlled in any other country; and

(B)

each of its Subsidiaries is resident in the jurisdiction (or country of which such jurisdiction is a political subdivision) in which it was formed or continued, and is not resident in any other country.

(ff)   Books and Records. Since January 1, 2019, the corporate records and minute books of VAALCO and its Subsidiaries are currently maintained in accordance with applicable Laws and are complete and accurate in all material respects.

(gg) Insurance. VAALCO and its Subsidiaries have in place reasonable and prudent insurance policies that adequately cover all risks as are customarily covered by businesses in the industry in which VAALCO and its Subsidiaries operate, and VAALCO and its Subsidiaries are in compliance in all material respects with all requirements with respect to such policies. VAALCO has disclosed in the VAALCO Data Room, true and complete copies of all such policies that are material to VAALCO (including copies of all written amendments, supplements and other modifications thereto or waivers of rights thereunder and additional details pertaining to the directors & officers liability policy) and the most recent inspection reports received from insurance underwriters. All such policies shall remain in full force and effect (subject to taking into account insurance market conditions and offerings and industry practices) and will not be cancelled or otherwise terminated as a result of the transactions contemplated herein. None of VAALCO or its Subsidiaries has failed to promptly give any notice or present any material claim under such policies.

(hh) Non-Arm’s Length Transactions. Other than as disclosed in the VAALCO Public Documents and other than employment or compensation agreements entered into in the ordinary course of business, no director, officer, employee or agent of, or independent contractor to, VAALCO or any of its Subsidiaries, or holder of record or beneficial owner of 5% or more of the VAALCO Shares, or associate or affiliate of any such officer, director or beneficial owner, is a party to, or beneficiary of, any loan, guarantee, Contract, arrangement or understanding or other transactions with VAALCO or any of its Subsidiaries.

(ii)

Restrictions on Business Activities. There is no VAALCO Material Contract or Order binding upon VAALCO or any of its Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of VAALCO, any of its Subsidiaries or the conduct of business by VAALCO or any of its Subsidiaries as currently conducted (including following the transaction contemplated by this Agreement) other than VAALCO Material Contracts or Orders which has not had and would not reasonably be expected to, individually or in the aggregate, have a VAALCO Material Adverse Effect.

(jj) Material Contracts. True and complete copies of the VAALCO Material Contracts have been disclosed in the VAALCO Data Room or are part of the VAALCO Public Documents. VAALCO and its Subsidiaries have performed in all material respects all of the respective obligations required to be performed by them under the VAALCO Material Contracts and none of VAALCO, or any of its Subsidiaries is in material breach or material default under any VAALCO Material Contract to which it is a party or bound nor does VAALCO have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default. To the knowledge of VAALCO, there is no material breach or default under (nor, to the knowledge of VAALCO, does there exist any condition which, with the passage of time or the giving of notice or both, would result in such a breach or default under) any such VAALCO Material Contract by any other party thereto. All VAALCO Material Contracts are legal, valid, binding and in full force and effect and are enforceable by VAALCO (or a Subsidiary of VAALCO, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity) and are the product of fair and arms’ length negotiations between the parties thereto. VAALCO has not received any written or, to the knowledge of VAALCO, other notice that any party to a VAALCO Material

Contract intends to cancel, terminate or otherwise modify or not renew its relationship with VAALCO or any of its Subsidiaries, and, to the knowledge of VAALCO, no such action has been threatened.

(kk)Anti-Corruption.

(i)

None of VAALCO nor its Subsidiaries, nor any of their directors, officers, employees, agents, representatives, or any other person acting on their behalf has, directly or indirectly, offered, promised, agreed, paid, authorized, given or taken any act in furtherance of any such offer, promise, agreement, payment or authorization on behalf of VAALCO or its Subsidiaries, anything of value (including a facilitation payment), directly or indirectly, to any official of a Governmental Entity, any political party or official thereof or any candidate for political office, for the purpose of any of the following:

(A)

influencing any action or decision of such person in such person’s official capacity, including a decision to fail to perform such person’s official function in order to obtain or retain an advantage in the course of business;

(B)

inducing such person to use such person’s influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist VAALCO or one of its Subsidiaries in obtaining or retaining business for, with, or directing business to, any person or otherwise to obtain or retain an advantage in the course of business; or

(C)

where such payment would constitute a bribe, rebate, payoff, influence payment, kickback or illegal or improper payment to assist VAALCO or one of its Subsidiaries in obtaining or retaining business for, with, or directing business to, any person, other than such actions which have not had and would not reasonably be expected to, individually or in the aggregate, have a VAALCO Material Adverse Effect.

(ii)

None of VAALCO nor its Subsidiaries, nor any of their directors, officers, employees, agents, representatives, or any other person acting on their behalf has taken any action that is inconsistent with or prohibited by or would cause VAALCO or one of its Subsidiaries to be in violation of the substantive prohibitions or requirements of the Foreign Corrupt Practices Act of 1977 (United States), UK Bribery Act 2010 (as amended) or any similar legislation prohibiting corruption, bribery and money laundering in any jurisdiction in which it conducts its business and to which it is subject and all contracts and arrangements between VAALCO or one of its Subsidiaries and any other person are in compliance with such laws, other than such actions which have not had and would not reasonably be expected to, individually or in the aggregate, have a VAALCO Material Adverse Effect. VAALCO and its Subsidiaries have maintained policies and procedures applicable to it and their respective directors, officers, employees, agents and representatives in place in respect thereof as are appropriate to prevent and detect violations of laws prohibiting corruption, bribery and money laundering.

(iii)

None of VAALCO nor its Subsidiaries nor any of its directors, officers, employees, agents, representatives, or any other person acting on their behalf has (A) conducted or initiated any review, audit or internal investigation that concluded that VAALCO or one of its Subsidiaries or any of their respective directors, officers, employees, agents, representatives, or any other person acting on their behalf has violated any Laws prohibiting corruption, bribery or money laundering or committed any wrongdoing thereunder; (B) made a voluntary, directed or involuntary disclosure to any Governmental Entity responsible for enforcing anti-corruption, anti-bribery and money laundering Laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such Laws, or received any notice, request or citation from any person alleging non- compliance with any such Laws, other than such actions which have not had and would not reasonably be expected to, individually or in the aggregate, have a VAALCO Material Adverse Effect; or (C) been the subject of any internal or external allegation, investigation, review, audit, inquiry, or enforcement proceedings by a Governmental Entity, bank, or customer related to any offence or alleged offence under Anti-Corruption Laws, and, to the knowledge of VAALCO, no such investigation, review, audit, inquiry, or proceeding is pending or threatened; and there are no circumstances likely to give rise to any such investigation, review, audit, inquiry or proceeding.

(iv)

VAALCO and its Subsidiaries have maintained systems of internal controls intended to ensure compliance with the Foreign Corrupt Practices Act of 1977 (United States), UK Bribery Act 2010 (as amended) or any similar legislation prohibiting corruption, bribery and money laundering. None of VAALCO nor its Subsidiaries has established or maintained any fund or asset unrecorded in the books of VAALCO or its Subsidiaries respectively, that was otherwise required by applicable Laws to be recorded for any purpose, or has made any false or artificial entries on any of the books or records of VAALCO or its Subsidiaries for any reason.

(v)

None of VAALCO nor its Subsidiaries are owned or controlled directly or indirectly by a Governmental Entity or Government Official; and none of their respective directors, officers, employees, or, to the knowledge of VAALCO, agents, representatives or other persons acting for or on behalf of VAALCO or its Subsidiaries, is a Government Official.

(ll)Sanctions.

(i)

Neither VAALCO, nor any of its Subsidiaries or joint ventures, nor any of their respective directors, officers or employees nor, to the knowledge of VAALCO, any agents or other Persons acting on any of their behalf: (i) is a Restricted Party; or (ii) has received written notice of or is aware of any claim, action, suit, proceeding or investigation against it with respect to Sanctions by any Sanctions Authority.

(ii)

VAALCO, its Subsidiaries and their respective directors, officers and employees and, to the knowledge of VAALCO, the agents and other Persons acting on their behalf are in compliance with all applicable Sanctions in all respects.

(iii)

VAALCO represents and covenants that neither VAALCO nor any of its Subsidiaries nor any of their respective directors, officers or employees nor, to the knowledge of VAALCO, any agents or other Persons acting on any of their behalf has knowingly engaged in, or is now knowingly engaged in, or will engage in, any dealings or transactions with any Restricted Party, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions, in violation of Sanctions.

(mm) Import and Export Controls. VAALCO and its Subsidiaries have been in compliance with all applicable Export Laws, and none of VAALCO and its Subsidiaries has (A) received written notice of, any actual, alleged or potential violation of any Export Law or (B) been a party to or the subject of any pending (or to the knowledge of VAALCO, threatened) claim, action, suit, proceeding or investigation against it by or before any Governmental Entity (including receipt of any subpoena) related to any actual, alleged or potential violation of any Export Law.

(nn) Brokers; Expenses. Except for the fees to be paid to Stifel, Nicolaus & Company, Incorporated pursuant to the engagement letter with VAALCO dated July 10, 2022, a true and complete copy of which has been disclosed in the VAALCO Data Room, none of VAALCO or any of its Subsidiaries, or any of their respective officers, directors or employees has employed any broker, finder, investment banker, financial advisor or other person or incurred any liability for any brokerage fees, commissions, finder’s fees, financial advisory fees or other similar fees in connection with the transactions contemplated by this Agreement.

(oo)Fairness Opinion. As of the date hereof:

(i)

Stifel, Nicolaus & Company, Incorporated, financial advisor to VAALCO, has delivered the VAALCO Fairness Opinion to the VAALCO Board to the effect that as of the date of such opinion, subject to the assumptions and limitations set out therein, the Consideration to be paid by VAALCO pursuant to the Arrangement is fair, from a financial point of view, to VAALCO; and

(ii)	VAALCO has been authorized by Stifel, Nicolaus & Company, Incorporated to permit inclusion of the VAALCO Fairness Opinion and references thereto in the VAALCO Proxy Statement.

(pp) Freely Tradeable Shares. The Consideration Shares to be issued pursuant to the Arrangement shall be registered or qualified for distribution, or exempt from or not subject to any requirement for registration or qualification for distribution, under Canadian Securities Laws, applicable U.K. Laws, U.S. federal securities laws and the state securities of each U.S. state where holders entitled to receive such shares are located. Such securities shall not be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act of 1933, as amended, and shall not be subject to any “hold period” resale restrictions under National Instrument 45-102 – Resale of Securities of the Securities Authorities.

(qq) Competition Act. VAALCO, together with its affiliates, does not have assets in Canada in excess of C$50 million or revenues in, from or into Canada in excess of C$50 million, calculated in accordance with the Competition Act.